VALGOLD RESOURCES LTD. **VAL-TSX VENTURE EXCHANGE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400

May 9, 2008

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

7/24

United States Sec Filing
May 9, 2008

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated March 31, 2008.
2. News Release – dated April 8, 2008.

Correspondence with Securities Commission(s)

3. Form 52-109F2 – Certification of Interim Filing - CEO.
4. Form 52-109F2 – Certification of Interim Filing – CFO.
5. Interim Management Discussion and Analysis for the Three and Six Months Ended January 31, 2008.
6. Interim Consolidated Financial Statements – January 31, 2008 and 2007.
7. NI 43-101F1 Technical Report.
8. Consent of Qualified Person for Release of Information.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1

www.valgold.com

April 8, 2008

Ticker Symbol: VAL-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD REPORTS INITIAL RESOURCE ESTIMATE FOR ITS GARRISON GOLD PROPERTY, ONTARIO

Vancouver, BC – April 8, 2008 - ValGold Resources Ltd. ("ValGold" or the "Company") is pleased to announce that it has received a positive initial NI 43-101 compliant resource estimate for its 100% owned Garrison Gold Property (the "Property") in north eastern Ontario. The estimate was prepared by Peter George, B.Sc., P.Geo. of A. C. A. Howe International Limited. Mr. George ("the Author") is a Qualified Person as defined by NI 43-101 and has over 40 years experience in the mining industry including extensive experience in the gold exploration and mining sector in Canada. Much of this news release is taken directly from the Summary of the report. Highlights of the report include:

- **The main sulphide gold zones as defined by surface and underground diamond drilling to date host an Indicated Resource of 186,725 tonnes grading 8.06 grams per tonne gold ("g/T Au) and an Inferred Resource of 1,233,117 tonnes grading 4.97 g/T Au;**
- **The Author recommends proceeding with advanced underground exploration on the JP gold zone to expand the current resource base; and,**
- **The Garrcon Gold Zone is recognized as an excellent exploration target with a volume of mineralized rock that has the potential for a deposit of the 20 to 30 million tonne range and an in-situ grade potential in the range 1 to 3 grams for a contained gold potential in the range of 1 to 2 million ounces.**

  Note, that the Garrcon Gold Zone estimates of geological grade and tonnage potential are conceptual in nature, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

The Indicated and Inferred Resources were estimated for four, laterally contiguous mineralized zones along the Munro Fault which is a splay from the regional Porcupine-Destor Fault ("PDF"). The mineralization is comprised of disseminated sulphides in silica-flooded zones within altered mafic and ultramafic volcanic rocks and is reportedly refractory. The Author is of the opinion that the refractory nature of the mineralization will not be an economic factor at today's gold prices.

The results of the resource estimate are summarized in the following table:

Zone	Indicated Resource			Inferred Resource		
	Tonnes	g/T Au	Ounces	Tonnes	g/T	Ounces
JP Zone	173,542	7.98	40,392	679,957	4.43	87,855
JD Zone				130,172	7.34	27,867
RP Zone	9,913	10.89	3,149	111,749	6.22	20,273
East Zone	3,270	3.58	341	311,239	4.72	42,847
TOTALS	186,725	8.06	43,896	1,233,117	4.97	178,749

NOTE – Summation of ounces may not add exactly due to rounding

The resources are NI 43-101 compliant and are in-situ and uncapped (uncut). Indicated mineral resources were based upon a maximum 15-metre radius of influence around drill intersection composites and Inferred mineral resources were based upon a maximum radius of influence of 25 metres. A rock specific gravity of 2.8 was used to determine tonnages.

The resources are estimated based on analysis of cross sections and level plans followed by projection of composited assay intervals onto a vertical longitudinal section. Industry-standard polygonal estimation of volume and grade was completed. The Author thoroughly reviewed the assay database, manually determined weighted-average composite assays and an estimation of the horizontal width of the intersection perpendicular to the plane of the vertical longitudinal section. The Author also completed a thorough review of the quality control-quality assurance standards applicable to the database and concludes that the database is suitable for the estimation of NI-43-101 resources and that there are no material sampling or analytical issues that would materially impact on the resource estimation.

During the 1990's a bulk sampling program on 4 sub-levels in the central part of the JP Zone was completed with a total of 50,640 tonnes being shipped to a custom mill in Quebec. The bulk sample produced 13,564 ounces of gold for an average recovered grade of 8.3 g/T Au. Assuming a combined 25% factor for mill recovery and mine dilution, this would equate to approximately 10.4 g/T Au in-situ. Historically, there were approximately 112,400 tonnes of developed, un-mined ore in the bulk sampled area for a total of approximately 163,000 tonnes. The Author estimated the grade and tonnage within the area mined based on the NI 43-101 compliant polygonal resources estimated from surface exploration drill holes and surface plus underground exploration holes in order to reconcile the production versus grade and tonnage determined by drilling. The results were as follows:

Reconciliation	Surface Drilling (part of NI 43-101 Inferred Resources)	Surface plus Underground Drilling (part of NI 43-101 Indicated Resources)	Mined Bulk Sample (part of NI 43-101 Indicated Resources)
Tonnage (diluted recoverable)	60,750	104,900	163,000
Contained Ounces	11,199	16,115	54,508
Estimated Millhead Grade (g/T Au)	5.73	4.78	10.4
Average Horizontal Width of Mineralization (m)	1.8	2.9	5.4

Clearly, drilling underestimates the potential grade by a factor of 2X, the width potential by 2X to 3X, and the tonnage potential by 1.5X to 2.5X. This reconciliation illustrates what geological and management personnel of the Archean gold mines of Ontario and Quebec have intuitively understood for over a century which resulted in operating procedures based on "drill for structure" and "drift for grade". The Author recommended that these factors must be taken into consideration in the evaluation of future surface and underground exploration drilling and in determinations of the geological potential of the Property.

There are a number of other exploration targets on the Property with the most significant in the Author's opinion being the Garrcon Gold Zone. The Garrcon area is located approximately 1,200m east-south-east of the J.P. shaft within the Garrcon claim group of the Property. The Garrcon shaft was constructed in the mid-1930's as part of the exploration program conducted in the footwall of the PDF by Cominco Ltd. Multiple zones of gold mineralization have been identified in the area of the Garrcon shaft including the North Zone, the Shaft Zone ("A", "B", and "C" zones) and the South Zone.

Drilling in the Garrcon Gold Zone has outlined a significant area of widespread, low-grade gold mineralization, which is non-refractory quartz stringer type. The footprint of the area is approximately 175 metres east-west, 300 metres north-south, and drilling indicates depths in excess of 200 metres. The open pit tonnage potential of the area would be in the 20 to 30 million tonne range and the in-situ grade potential would be in the range 1 to 3 grams for a contained gold potential in the range of 1 to 2 million ounces. In addition to existing surface drilling, there is a significant amount of underground exploration and development information that could be digitized and integrated into a resource model. In the Author's opinion, this should be a high priority for the Company. ***Note, that the Garrcon gold Zone estimates of geological grade and tonnage potential are conceptual in nature, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the target being delineated as a mineral resource.***

The Author concludes that the Property is a property of merit as defined in NI 43-101 and warrants additional expenditures. In addition, based on a preliminary economic assessment of the JP Zone and related zones the Author concludes that the Property has economic potential based on current knowledge of gold recoveries and current gold prices.

The Author recommends that the Company plan an underground exploration and development program and budget for the JP Zone and adjacent JD and RP Zones. The program should include sufficient lateral development to provide access for drilling to upgrade sufficient inferred and indicated resources to indicated and measured resources that would justify a production decision. In tandem with the underground exploration program, the Company should do additional metallurgical test work to determine the optimum milling process for the refractory ores. In addition, the Company should initiate environmental studies in anticipation of needing to generate an environmental impact statement before permits could be granted for mining.

Furthermore, the Author recommends that the Company commence a study of the Garrcon Zone and once completed to layout a program and budget to test the potential for a bulk tonnage, open-pit operation.

Project Summary

The Garrison Gold Property is located 40 kilometres (km) north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with St. Andrew Goldfields' Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately 4 km of the famous Destor Porcupine Fault Zone and a major splay, the Munro Fault Zone ("MFZ").

The gold mineralization on the property occurs as sulphide-rich bodies within the two major fault zones, and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. Previous operators completed a total of 199 drill holes focusing primarily on gold zones over the 1.7 km long strike length of the fault zone and to a depth of 300m (1,000 ft). The individual mineralized shoots are estimated to be up to 300m (1,000 ft) in strike length, average 3.35m (11 ft) in thickness and contain gold associated with albite, sericite and pyrite alteration. An advanced underground exploration program was initiated on the J.P. gold zone in October 1995. The underground development included a 12 x 14-foot, 18-20-degree decline excavated to the 476-level.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates. The Author has reviewed and agrees with the technical content of this news release as an accurate representation of the report.

For information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

Caution concerning forward-looking statements: The information in this release may contain forward-looking information under applicable securities laws. This forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied in the forward-looking information. Factors that may cause actual results to vary include, but are not limited to, inaccurate assumptions concerning the exploration for and development of mineral deposits, political instability, currency fluctuations, unanticipated operational or technical difficulties, changes in laws or regulations, the risks of obtaining necessary licenses and permits, changes in general economic condition or conditions in the financial markets and the inability to raise additional financing. Readers are cautioned to not place undue reliance on this forward-looking information. The Company does not assume the obligation to revise or update this forward-looking information after the date of this release or to revise such information to reflect the occurrence of future unanticipated events except as may be required under applicable securities laws. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

March 31, 2008

Ticker Symbol: **VAL**-TSX Venture
VR2 - FWB
SEC 12g3-2(b) exemption 82-3339

VALGOLD DEFINES GOLD TARGETS IN NW GUYANA

Vancouver, March 31, 2008, ValGold Resources Ltd. ("ValGold" or the "Company") is pleased to announce that it has successfully completed the first stage of exploration on its 100% owned Reis Gold Property, located in northwestern Guyana. The Reis Property is comprised of four medium scale prospecting permits covering 1875 hectares ("ha") located in the Five Star area approximately 275 kilometers ("km") northwest of Georgetown.

The Reis Property is an integral part of ValGold's extensive holdings in northwestern Guyana where the Company is exploring a 40 km long stretch of the Whana gold belt. Most of this belt is controlled by ValGold in the form of prospecting licenses and medium scale prospecting permits. The Whana gold belt is highly prospective, defined by a linear belt of gold occurrences concentrated proximal to the regional scale, east-west striking, Whana Thrust Fault ("WTF") and its splays. The Reis Property is reported to be underlain by Lower Proterozoic-age rocks consisting mostly of amphibolite, felsic to intermediate volcanics and phyllite. Amphibolite which underlies the northern half of the area has been thrust over younger volcanic and sedimentary units to the south on a regional scale along the WTF. Gold soil anomalies and alluvial mining of gold are common in proximity to the WTF over much of its 40 km strike length.

ValGold's soil sampling over the Reis Property has outlined a northeast/southwest trending gold anomaly that measures over 2,000 m long as defined by gold values of 50 ppb or greater. Within this anomaly are at least four east-west striking zones with even higher gold values of greater than 100 parts per billion ("ppb") gold where each anomaly has strike lengths ranging from 100m to 650m and up to 300m across. These anomalies lie either along the WTF or splay off it. Coincident with many of the anomalous gold values are soil anomalies in arsenic and bismuth. A plan of the anomalies is attached at the end of this news release.

The anomalies have seen no trenching or drilling even though alluvial mining of gold is common in the area. Preparations are underway to begin to drill the soil anomalies in March.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance using assay control samples and duplicates.

For further information on this property, our Company and its portfolio of international exploration projects and joint ventures, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This figure is a plan of the central portion of the Reis Property showing the grid lines and locations of gold in soils anomalies. The grid lines are spaced at 200m along which soil samples were taken every 50m.


N
L4000 N
LEGEND
≥100 ppb Au in soils
≥50 ppb Au in soils
≥120 ppm As in soils
≥40 ppm As in soils
Claim boundaries
0
500 m
Scale

Certification of Interim Filings

I, Stephen J. Wilkinson, President and Chief Executive Officer of ValGold Resources Ltd., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of ValGold Resources Ltd. (the "issuer") for the interim period ending January 31, 2008.

1. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 31, 2008

Stephen J. Wilkinson
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Certification of Interim Filings

I, Shannon M. Ross, Chief Financial Officer of ValGold Resources Ltd., certify the following:

1. *Review*: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of ValGold Resources Ltd. (the "issuer") for the interim period ending January 31, 2008.

1. *No misrepresentations*: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. *Fair presentation*: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 31, 2008

Shannon M. Ross
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

ValGold Resources Ltd.
Interim Management Discussion and Analysis for the Three and Six Months Ended January 31, 2008

ValGold Resources Ltd.
Interim Management Discussion and Analysis for the Three and Six Months Ended January 31, 2008

1.1 Date

The effective date of this interim report is March 31, 2008.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Subject to applicable laws, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited consolidated financial statements of ValGold Resources Ltd. for the year ended July 31, 2007, and the unaudited interim consolidated financial statements for the period ended January 31, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- ValGold's loss for the six months ended January 31, 2008 ("fiscal 2008") was $710,112 or $0.01 per share compared to earnings of $608,416 or $0.02 per share in the six months ended January 31, 2007 ("fiscal 2007").
- In fiscal 2008, ValGold sold 27,400 common shares of its investment in Northern Orion Resources Inc. ("Northern Orion") for a gain of $132,680, compared to fiscal 2007 when they sold 175,000 common shares of for a gain of $597,405.
- During fiscal 2008, cash used in operations was $763,390, compared to $532,188 used in fiscal 2007. Expenditures on mineral property interests totalled $10,188,440 in fiscal 2008 compared to $3,796,929 in fiscal 2007. Exploration expenditures were incurred on the following mineral properties in fiscal 2008, with the comparative figures for fiscal 2007 in parentheses: Tower Mountain - $146,623 ($3,259), Hunter Mine - $33,100 (a recovery of $600), Venezuelan properties - $1,803,631 ($795,779); Manitoba Nickel Properties - $Nil ($24,484), Garrison Property - $114,199 ($1,040,874), and Guyana - $826,761 ($285,811).
- In fiscal 2007 the Company wrote-off the Attwood Lake property in Manitoba for a total of $14,800 and $20,317 related to the Freehold Claims in Ontario in fiscal 2007. There were no comparative write-downs in fiscal 2008.
- At January 31, 2008, the Company had working capital of $257,588. The Company's ability to continue operations is contingent on its ability to obtain additional financing, as its current cash on hand is not sufficient to cover accounts payable. Although there are no assurances that management's plan will be realized, management believes the Company will be able to secure the

necessary financing to continue operations into the future. The Company also has investments in common shares of public companies, which may be used as a source of funds.

1.2.1 Venezuela Acquisition

In October 2007, ValGold completed its acquisition of all of the shares of Honnold Corp., a British Virgin Island company that, through a group of wholly-owned direct and indirect subsidiaries, held twenty-seven exploration licenses (the "Venezuelan Properties") covering approximately 1,300 square kilometers ("km") in Bolivar State, Venezuela. During the option period, the Company reduced the number of licenses to 21 concessions covering approximately 1,071 square km.

The total purchase price for both phases was a total of US$2,000,000 cash and the equivalent of US$6,000,000 in common shares. The sellers will retain a collective 10% free carried interest in the Venezuelan Properties until the completion of a feasibility study on the Venezuelan Properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The sellers also retain a 2% net smelter returns royalty in the Venezuelan Properties.

An arm's length finder's fee of 5% of the value of the acquisition was also paid in shares, initially a first installment of 375,000 common shares, and at the completion of the acquisition, a second installment of 890,073 common shares.

Previous exploration expenditures by Honnold on the Venezuelan Properties outlined several occurrences of significant gold mineralization. An extensive database was acquired including detailed airborne magnetic and radiometric surveys, soil surveys, drilling and geologic reports.

The principal mineral properties include the Chicanan West and the Chicanan East Concessions. These concessions are located in southern Bolivar State, approximately 40 km northwest of Kilometer 88 and the well-known Las Cristinas and Brisas gold deposits. The concessions are comprised of 16 exploration licenses that cover a total of approximately 90,000 hectares or approximately 900 square kilometers. Three other concessions are located in the El Callao area and are known as the Increible 1, 3 and 5 concessions. These three concessions total 14,950 hectares. The remaining two (Vuelvan Caras) concessions are located 110 km to the southeast of the El Callao area in the Marwani District and total 2,143 hectares.

Numerous gold occurrences are found on all the concessions hosted by a wide variety of rock types and structural settings. On the Increible concessions the primary gold occurrences are found along the Los Chivos Shear Zone and are hosted by a variety of highly sheared and altered volcanic and sedimentary rocks. On the Chicanan concessions gold occurrences are found in mixed volcanoclastic rocks along the regional scale Chicanan Shear Zone and along structures and contacts in the Mochila Layered Intrusion.

ValGold commissioned a NI 43-101 compliant technical report on the Venezuelan Properties and an initial mineral resource estimate has been prepared by Micon International for its 100%-owned Los Patos gold deposit.

As part of the preparation of its resource report, Micon constructed a grade-block model for the mineralization found at Los Patos and completed its estimate of the proportion of the mineralization that could be contained within the outline of a potential open pit. The data for the block model and open pit was derived from 6 surface trenches, 28 diamond drill holes completed by ValGold and 8 drill holes drilled by Gold Fields in the 1990s.

The outline of the potential open pit shell was constructed initially using a base case gold price of US$650 per ounce, being the approximate trailing average gold price for the last 24 months. The other open pit parameters are summarized in Table 1. In addition, a series of potential open pit shells were calculated to test for sensitivities to gold prices utilizing a range of prices from US$450 per ounce up to US$925 per ounce. The base case pit shell is the defining measure for the mineral resource estimate and shows a compliant Indicated Mineral Resource of 1.1 million tonnes grading 2.94 g/T Au containing approximately 105,000 ounces (See Table 2). There are Inferred Mineral Resources in the saprolite above the Indicated ounces consisting of 126,000 tonnes grading 1.19 g/T Au containing approximately 4,800 ounces. In addition, mineralized material is known through drilling below the base case pit shell, intersected by the 11 deepest 2007 drill holes. Table 3 is a comparison of the estimated tonnages and grades contained within the various potential open pit shells for each gold price.

ValGold anticipates that the full NI 43-101 report on the main zone of the Los Patos gold deposit should be received before the end of April 2008. Following that the Company is planning to resume its exploration work with diamond drilling to expand the limits of the Los Patos deposit in addition to testing the other high priority gold targets along the highly prospective Los Chivos shear zone. The drilling will be undertaken in tranches of approximately 5,000m and will be ongoing into 2009.

Figure 1. Three-Dimensional View Showing the Solid Model of the Rock-Hosted (yellow) and Saprolite-Hosted (purple) Gold Mineralization, Los Patos Project.



Table 1. Conceptual Open Pit Parameters, Los Patos Project

Item	Value
Gold Price	$US650/oz
Exchange Rate (CAD/USD)	1.10
Cut-off grade	0.5 g/t Au
Metallurgical Recovery [1]	Oxide: 93%

	Fresh: 89%
Inter-ramp angles [1]	Oxide: 43° Fresh: 52°
Density [1]	Oxide: 1.8 Fresh: 2.8
Operating Cost – Mining [1]	$USD2.00
Operating Cost – Milling [1]	$USD6.00
Operating Cost – G&A [1]	$USD3.00

[1] Note: Input parameters are notional only for the purposes of outlining a potential open pit shell. Further work will be required to confirm the assumptions stated.

Table 2. Classified Mineral Resources for the Base Case Pit Shell

US$650/oz Pit Shell (Base Case)			
Material	**Tonnes**	**Au Grade (g/T)**	**Contained Ounces Au**
Indicated (Fresh Rock)	**1,106,900**	**2.94**	**104,639**
Inferred (Saprolite)	**126,000**	**1.19**	**4,821**
Total	**1,232,900**	**2.76**	**109,415**

Los Patos Project Summary

Los Patos is the main gold occurrence discovered to date, situated within the Increible concessions. The Increible concessions - 1, 3 and 5 cover an area totalling approximately 150 km² and contain several gold occurrences, most of which have seen minimal past exploration work. The Los Patos occurrence is hosted within highly sheared volcanic rocks along the Los Chivos Shear Zone, a major regional structure that has been traced across the entire breadth of the Company's Increible 3 concession for a distance of 6.5 km.

During the summer of 2007, ValGold drilled 35 core holes on the Los Patos occurrence and its satellite zones. The drilling outlined a mineralized zone having a minimum strike length of 160 metres ("m") traceable down plunge for 280m. The average true width of the Los Patos zone is estimated to be in the order of 19.5m (64 ft). The Los Patos mineralization appears to be continuous from surface downwards and remains open in all directions. A second drill program is planned for 2008 to expand the Los Patos mineralization and to drill test the other gold occurrences along the Los Chivos Shear Zone.

Mochila Lineament

A 4,975.5m, fourteen hole, diamond drill program was completed on the Mochila Lineament gold occurrence located within the Chicanan West concessions in February 2008. The drill program tested several targets hosted by mafic and ultramafic rocks comprising the Mochila Layered Intrusion. The program focused on faults and lithological contacts where either artisanal mining or gold soil anomalies are present.

This drill program tested gold targets hosted within the Mochila Layered Intrusion. This layered mafic-ultramafic intrusion is postulated to be 2,500m thick and is comprised of a central gabbro unit separating upper and lower ultramafic layers. Within the intrusion gold occurs along the Mochila Lineament which is a regional scale structure coincident with an axial plane of the folded intrusion. Gold is also found along the upper contact of the central gabbro unit and potentially along the basal contact of the layered

intrusion with the underlying volcanics. The program was not as successful as the Los Patos program and the Company's next drill program will focus on the Los Patos area.

Fiscal 2008 exploration expenditures of $1,803,631 ($795,779) on the Venezuelan properties include the following: assays and analysis - $80,746 ($76); drilling - $659,537 ($Nil); geological and geophysical - $123,717 ($202,081); lease and property taxes - $171,349 ($Nil); stock-based compensation and related future income taxes - $22,400 ($Nil); travel and accommodation - $86,769 ($49,975), and site activities and trenching - $659,113 ($543,647), which includes the maintenance of a base camp and personnel who have worked on the property for several years.

The Company capitalized future income taxes of $1,693,728 in the year ended July 31, 2007, relating to the Venezuela Properties in the year ended July 31, 2007, but as a result of acquiring the companies holding the Venezuela Properties, the Company has acquired unrecognized tax assets resulting in the reversal of the previously capitalized future income taxes, and reversed capitalized future income taxes of $1,683,142.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

Tax Treaties

Venezuela has entered into tax treaties with a number of countries including Canada.

Exchange Controls

Venezuela reintroduced exchange controls in February 2003. All foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. Also, the net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

The Company has been able to obtain Bolivars at rates significantly better than the prevailing official exchange rates during fiscal 2007. As a result, the exchange rates realized by the Company have been used to translate the balances from Bolivars to Canadian dollars.

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 to protect international reserves. The exchange rate, originally fixed at approximately 1.600 New Bolivars/$US, has been adjusted upwards twice, and presently stands fixed at 2.150 New Bolivars/$US. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Company's operations in Venezuela, including its ability to satisfy its foreign currency obligations in the event of production.

1.2.2 Guyana Shield Properties, Guyana

In October 2006 the Company entered into a letter of intent ("LOI") to enter into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four highly prospective properties in northwest Guyana. The total size of the areas covered by the LOI is approximately 4,900 square km or 1,213,500 acres.

The following table outlines all the areas covered by the agreement:

License	Type of License	Number of License(s)	Size (km^2)	Size (acres)
Five Star	PGGS [1]	1	3,605	891,810
Otomung	PGGS	1	1,117	276,090
Kartuni	PL	3	150	38,768
Cuyani River	Medium Scale	6	28	6,893
Total			**4,900**	**1,213,561**

PGGS is a "Permit for Geological and Geophysical Surveys"

The Five Star PGGS expired October 1, 2007, but prior to this, 21 prospecting licenses ("PLs") were selected within the area. Each of the PLs covers an area of approximately 50.6 km^2 (12,500 acres) for a total of approximately 1,063 square km. The PL applications are currently being reviewed by the Government and approval for most if not all the PLs should be in hand by the end of the calendar year. The PLs cover what is considered to be the most prospective ground in the expired Five Star PGGS based on the information available. In addition, ValGold notified Newmont and Guiana Shield Resources late in 2007 that it would be relinquishing its rights to the Otomung PGGS and the three Kartuni PLs due to minimal exploration potential in these areas.

Under the terms of the proposed agreement ValGold's earn-in for 100% interest in the properties will require property expenditures of US$5.0 million over four years. There is a first year commitment of US$750,000 after which the timing of further expenditures is optional. Newmont will reserve back-in options by which at any time subsequent to ValGold's earn-in up and until 90 days following the delivery of a feasibility study for any PL, Newmont may acquire 75% interest in that PL by paying ValGold, in cash, an amount equal to 2.5 times ValGold's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On back-in options exercised after the first one, the US$5.0 million earn-in cost will not be reimbursed by Newmont. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% NSR in respect of that PL. Newmont would be entitled to a 1.5% NSR in respect of any PLs for which it does not make the back-in election. The agreement will be subject to all required regulatory approvals.

The properties are located in the northern part of the Archean-Proterozoic Guiana Shield which is mapped in Guyana as the Paleoproterozoic Barama-Mazaruni Supergroup. Major deposits found within the Guiana Shield include the Rosebel mine in Suriname, the Omai mine in Guyana and the Las Cristinas and Brisas deposits in Venezuela. This granite-greenstone terrain is intercalated with Archean-Proterozoic gneisses and was intruded by felsic to ultramafic rocks during the Trans-Amazonian Orogeny. The terrain is considered to be the equivalent of the volcanic-sedimentary Birimian Supergroup in West Africa which is host to several large gold deposits including AngloGold Ashanti's Obuasi Mine in Ghana that has annual production of approximately 400,000 ounces and a current mineral resource in the order of 24 million ounces.

The properties are considered highly prospective for gold but also have potential for the discovery of diamonds, uranium and base metals. Gold occurrences and/or artisanal workings are commonplace, most of which have seen no follow-up work. Large areas have also seen no work or have good gold stream silt anomalies that have not been investigated. Alluvial diamonds are found at a number of locations although very little exploration has been conducted for this commodity.

Current Exploration:
Since late 2007, ValGold has carried out a number of stream silt and soil sampling programs within the former Five Star PGGS. This has lead to the discovery of a number of gold, copper, nickel, platinum, palladium and uranium anomalies which will be followed up throughout 2008. Follow-up work will include in-fill soil sampling, rock chip sampling, reconnaissance scale mapping, trenching and diamond drilling.

Also recently discovered by the Company's current exploration work is a new copper/nickel/platinum and palladium target in western Guyana. The area of interest is referred to as the Masawaki area and was discovered during a soil sampling program originally conducted to follow-up anomalous gold values in stream silts and pan concentrates. The Masawaki area is covered by a Prospecting License ("PL") with a surface area of approximately 50 km^2 under application to the Guyana Geological and Mining Corporation.

Soil samples were collected along lines spaced 400 meters ("m") apart over a grid that was cut over an area measuring 3,000m x 6,000m. All of the samples were analyzed for 53 elements including most base and precious metals. Maximum values for some of the elements include 51 parts per billion ("ppb") platinum, 521 ppb palladium, 953 ppb gold, 957 parts per million ("ppm") nickel and 2,070 ppm chromium. About 10% of the sample results are still pending as of March 31, 2008.

The platinum anomalies occur in at least five, parallel, northwest/southeast striking belts and range in width from about 100m to 300m. These belts are almost equally spaced across the entire 6,000m width of the grid. Anomalous palladium values are less well defined but show weak to strong correlation with those for platinum. Nickel and chromium anomalies are concentrated mostly in single belt with a maximum width of roughly 850 m and may correlate with palladium and gold. Several other elements are anomalous in the Masawaki soils including those in Sample 551, for example, which contained 310 ppm Cu, 363 ppm Ni, 63 ppm Co, 22.2 % Fe, 2,063 ppm Cr, 0.23 % Ti, 311 ppb Pd and 10 ppb Pt.

The geology of the Masawaki area has not been thoroughly explored in the past, however it does fall within the Guiana Shield and is mostly likely underlain by rocks of Lower Proterozoic age. Little or no ground mapping has taken place in the area and ValGold is the first to cover the area by geochemical surveys. The soil geochemistry and digital topography suggest that the area is potentially underlain by a large, layered, mafic/ultramafic sequence striking northwest/southeast. Also evident on the digital topography is a dyke or sill which stands out as a prominent ridge. This feature parallels the layering in some areas and cross-cuts it in others, and is probably mafic in composition. Layering in the rocks is difficult to see in the aeromagnetic data but several regional scale faults are evident striking parallel to the layering of the intrusion(s). Layered mafic/ultramafic intrusions are known to exist elsewhere in the Guiana Shield particularly in Venezuela.

The Masawaki soil anomalies represent an exciting new target for copper, nickel, platinum and palladium, and potentially other metals in Guyana. The area has seen no ground exploration and the target area is significant, covering many square km. In the coming months ValGold intends to follow-up the soil anomalies with infill soil sampling, reconnaissance scale mapping and rock chip sampling. The grid will

also have to be expanded to close off a number of the anomalous belts which extend off the grid. This work will be carried out as quickly as possible in order to define drill targets.

Fiscal 2008 exploration expenditures on the Guyana Properties include the following: assays and analysis - $88,772 ($4,071); drilling - $87,631 ($Nil); geological and geophysical - $337,773 ($167,777); land lease and property taxes - $22,118 ($Nil); site activities - $165,246 ($76,311); stock-based compensation and future income taxes - $57,016- ($Nil); and travel and accommodation - $68,205 ($37,652).

In fiscal 2008, the Company entered into an option agreement to acquire 100% of the Fish Creek PL in Guyana by the issuance of 700,000 common shares and the payment of $250,000 in cash over a period of four years. The shares will be issued as follows: 200,000 common shares upon regulatory approval (issued) and 125,000 common shares on each of the next four anniversaries of regulatory approval. The cash will be paid in five equal installments, $50,000 (paid) and $50,000 on each of the next four anniversaries of regulatory approval. The Company has received a NI 43-101 technical report on the Fish Creek PL, written by Henry M. Meixner, P. Geo.

The Fish Creek PL is a single PL covering an area of about 14,765 acres or 5,975 hectares located approximately 235 kilometres west of Georgetown. The area was explored between 1994 and 1997 by Golden Star Resources Ltd. Golden Star carried out a comprehensive and well-integrated exploration program including a variety of ground work and airborne geophysical surveys. This work delineated an 8 km x 4 km area of favorable gold-prospective greenstone amphibolite units contained within a major fold structure that is truncated by a thrust fault and that exhibits extensive and widespread geochemical gold anomalous areas that have been inadequately tested by drilling and trenching.

The geology of the Fish Creek PL consists of lower Proterozoic Barama Group of metamorphosed volcanic, sedimentary and intrusive rocks. The Barama Group is highly prospective for shear-hosted as well as for intrusive-related gold deposits like those found elsewhere throughout similar greenstone strata in the Guiana Shield in Guyana at Omai, Tassawini, Million Mountain and Toroparu and in Venezuela at Las Cristinas and Brisas. The gold-favorable geology of Fish Creek PL comprises two major greenstone units that make up a southeasterly plunging fold which is truncated by a thrust along its southern flank. Elevated gold values are exhibited in soils and in saprolite along the thrust structure over a 6-km strike length within the Fish Creek PL.

Trenching and limited shallow drilling by Golden Star at selected localities identified sporadic and discontinuous intervals of low-sulphide gold mineralization within the greenstones that do not explain the intensive and widespread occurrence of gold anomalies throughout the license area. A deeper source of sub-surface gold mineralization is therefore indicated under at least two localities that have not been adequately explored by the past drilling.

The southern-central zone of anomalous gold-in-soils and saprolite is deemed to be a high priority target for further exploration for shear-hosted greenstone gold mineralization related to brittle fracturing within the thrust zone throughout its entire 6km length. The northern-central geochemical gold anomalous area that measures 3 km x 2 km is also prospective for intrusive-related and greenstone-hosted gold mineralization at an intrusive center at the crest of the fold where the highest geochemical gold anomalies occur.

In the first part of 2008, an in-depth review of all the historical work will be done with the purpose of defining priority areas for follow-up work including trenching and where warranted drilling. The technical report filed on the Fish Creek PL recommends an initial program budget of approximately $860,000 and ValGold intends to complete much of this work during the next 12 to 16 months.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the Guiana Shield properties in Guyana and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

1.2.3 Garrison Project, Ontario

ValGold has a 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario. The property is located 40 km north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with St. Andrews Goldfields Ltd. Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately three kilometres of the famous Destor Porcupine Fault Zone ("DPFZ") and a major splay, the Munro Fault Zone ("MFZ").

Gold mineralization on the property occurs within the MFZ as sulphide-rich bodies such as the JP and the RP gold zones and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks such as the Garrcon area Shaft and North gold zones. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. The JP zone in the MFZ is the largest of these and has been explored by both surface and underground methods. On the 145 m level, the JP Zone is continuous over a length of 142 m and averages 8.74 g/tonne gold over an average width of 3.61 m. Auriferous zones within the sediments strike parallel to the DPFZ and are found proximal to the footwall of the fault. Microfracturing and/or brecciation with minor pyrite, silicification and quartz veining generally accompany the gold mineralization.

Since acquiring the property in mid 2005 work has been directed towards creating a database of all previous exploration work and drilling to better assess the economic potential of the numerous gold zones found on the property. To the end of fiscal 2007, ValGold drilled a total of 32,012 m in 74 holes, mostly in the JP, Shaft and North Zones.

A NI 43-101 compliant report is nearing completion by ACA Howe International on the Garrison gold property. A resource calculation for the JP Zone will comprise part of the report.

Fiscal 2008 exploration expenditures on the Garrison Project have included assay and analysis costs - $23,111 ($90,361); drilling - $Nil ($584,432); geological and geophysical - $56,007 ($239,499); site activities - $15,376 ($42,920); stock-based compensation - $5,894 ($Nil) and travel and accommodation - $13,811 ($83,662).

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the Garrison Project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

1.2.4 Tower Mountain Gold Project, Ontario

The Tower Mountain property is located 3 km south of the Trans-Canada Highway approximately 40 km west of the city of Thunder Bay in the Matawin gold belt of northwestern Ontario. It includes the original Tower Mountain property and optioned freehold leases. The Company has acquired a 100% interest in these properties that cover an aggregate of 3,875 acres (1,568 ha). Cash payments of $245,000 were

made to the optionors of the Tower Mountain property. The Company had also acquired an option on two additional parcels of land, which formed part of the Tower Mountain project for the issuance of 70,000 common shares over a four-year period, of which 50,000 common shares were issued. These claims, known as the Freehold Claims, were written off in fiscal 2007 for a total of $20,317.

Little field work was carried out on the Tower Mountain project since the last drill program was completed during the winter of 2005. By the end of this drill program a total of 67 holes had been drilled on the property for an accumulated length of 16,618 m. Following this last drill program an independent NI 43-101 compliant mineral resource estimation was completed for the U and V zones. This report can be found on the SEDAR website.

Current Status:
An eight-hole drill program was completed August 9, 2007, on the Tower Mountain gold property located 40 km west of Thunder Bay. A total of 2,090 m were drilled to test mostly extensions to previously discovered zones such as that in 04-36 where 50.0 g/T gold were intersected over a core length of 1.5 m. Assays for all eight holes have been received and were reported in ValGold's news release dated November 26, 2007.

Fiscal 2008 exploration expenditures on the 100% owned Tower Mountain Gold Project include the following: assays and analysis - $20,068 ($Nil); drilling - $83,575 ($Nil); geological and geophysical - $34,516 ($971); and travel and accommodation - $3,000 ($Nil) and site activities - $5,464 ($2,288).

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the Tower Mountain Gold Project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of QC/QA, using assay control samples and duplicates.

1.2.5 Hunter Gold Mine, Ontario

In July 2003, ValGold entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. Under the terms of the agreement, ValGold agreed to make total cash payments of $50,000 ($40,000 paid at the date of this report) and issue 325,000 common shares (275,000 issued) to the optionor over a five-year period. In addition, exploration expenses of no less than $500,000 must be incurred during the first 60-month period. The property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

In the third quarter of fiscal 2006, the Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"). Under the terms of the option agreement Brigadier can earn an initial 50.0% interest in the property by issuing to ValGold 1.7 million common shares and incurring exploration expenditures totalling $600,000 over a period of four years. Brigadier must spend a minimum of $250,000 on exploration in the first year and issue 425,000 common shares upon regulatory approval (March 15, 2006) (received by the Company) and a second and third tranche of 425,000 shares were received on March 15, 2007 and 2008, respectively, the anniversary of regulatory approval. A further 30.0% interest may be earned by Brigadier by completing a bankable feasibility study at its sole cost on or before December 31, 2010. In February 2007, the Company amended the agreement with Brigadier, granting an extension for completion of the exploration expenditures from March 15, 2007, to October 31, 2007. Brigadier has informed the Company that the required exploration was completed. For the granting of the extension, ValGold received warrants to purchase 425,000 common shares of Brigadier at $0.15 per share, expiring September 2, 2008. These warrants were initially valued at $29,120, using the Black-Scholes ("B-S")

method of calculation with a volatility rate of 95%, an 18-month term and a risk-free interest rate of 4%. At January 31, 2008, they were re-valued as a financial instrument and currently have an estimated value of $3,000, using a volatility rate of 77%, a term of 0.75 of a year and a risk-free interest rate of 3.82%.

During the six months ended January 31, 2008, the Company issued 55,000 common shares under the option agreement with the initial optionors and made a cash payment of $10,000, for a total of $33,100.

1.2.6 Mineral Property Option Payments Due In the Year Ended July 31, 2008

During the year ended July 31, 2008, the Company will be required to make cash payments of $35,000 and US$50,000 ($10,000 and US$50,000 paid) and issue 255,000 common shares (issued) on the Company's mineral property interests located in Canada.

In fiscal 2008, the Company entered into an option agreement to acquire 100% of the Fish Creek PL in Guyana by the issuance of 700,000 common shares and the payment of US$250,000 in cash over a period of four years. The shares will be issued as follows: 200,000 common shares upon regulatory approval (issued) and 125,000 common shares on each of the next four anniversaries of regulatory approval. The cash will be paid in five equal installments, US$50,000 (paid) and US$50,000 on each of the next four anniversaries of regulatory approval.

The cash and share payments are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested. The Company decides whether to make the payments based on exploration results.

1.2.7 Market Trends

In 2007 the price of gold has increased, continuing an overall uptrend that commenced in 2001. The gold price in 2006 averaged US$603 per ounce while in 2007 the gold price averaged US$695 per ounce. To March 28, 2008, the gold price has averaged US$925per ounce.

1.3 Selected Annual Information

The following selected financial information has been extracted from the Company's audited consolidated financial statements for the years ended July 31, 2007, 2006 and 2005, which have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2007	As at July 31, 2006	As at July 31, 2005
Current assets	$ 3,748,462	$ 1,018,295	$ 987,683
Mineral property interests	15,109,101	6,408,161	3,862,406
Other assets	510,706	360,650	1,408,795
Total assets	19,368,269	7,787,106	6,258,884
Current liabilities	2,342,251	660,617	137,952
Shareholders' equity	17,026,018	7,126,489	6,120,932
Total shareholders' equity and liabilities	19,368,269	7,787,106	6,258,884
Working capital (non-GAAP measure)	$ 1,406,211	$ 357,678	$ 849,731

	Year ended July 31, 2007	Year ended July 31, 2006	Year ended July 31, 2005
Expenses (Recoveries)			
Amortization	$ 2,617	$ 889	$ 855
Foreign exchange loss	1,474	8,827	17,838
Legal, accounting and audit	104,632	128,504	75,297
Management fees	74,500	73,000	60,000
Office and administration	284,446	301,521	208,331
Salaries and benefits	345,363	204,255	218,938
Shareholder communications	282,015	156,647	214,849
Stock-based compensation	241,964	241,986	53,734
Travel and conferences	130,116	38,283	75,169
	1,467,127	1,153,912	925,011
Property investigation (recoveries) costs	7,040	(3,107)	115,052
Write-down of mineral property interests	454,042	316,336	419,698
Gain on sale of marketable securities and investments	(1,087,432)	(1,722,766)	--
Write-down of investments	--	--	6,000
Bad debt expense	64,005	--	--
Interest income	(45,940)	(23,738)	(46,506)
(Loss) earnings before future income tax recovery	(858,842)	279,363	(1,419,255)
Future income tax recovery	685,187	112,648	162,788
(Loss) earnings for the year	(173,655)	392,011	(1,256,467)
(Loss) earnings per share – basic and diluted	$ 0.00	$ 0.02	$ (0.06)
Weighted average number of common shares outstanding – basic	37,808,293	22,253,520	20,701,374
Weighted average number of common shares outstanding – diluted	37,808,293	22,575,085	20,701,374

1.4 Results of Operations

ValGold had a loss of $710,112 or $0.01 per common share in fiscal 2008, compared to earnings of $608,416 or earnings per share of $0.02 in fiscal 2007.

	Three months ended January 31,		Six months ended January 31,	
	2008	2007	2008	2007
Expenses				
Amortization	$ 1,044	$ 478	$ 2,089	$ 803
Foreign exchange loss (gain)	883	(1,296)	10,262	2,440
Legal, accounting and audit	28,145	39,081	110,484	50,312
Management and consulting fees	22,500	19,500	44,000	39,000
Office and administration	49,224	51,313	146,726	117,456
Property investigations	--	125	125	180
Salaries and benefits	92,462	68,204	234,258	165,675
Shareholder communications	90,237	49,963	174,696	79,438
Stock-based compensation	36,268	--	145,201	--
Travel and conferences	9,862	9,671	33,268	38,934
Write-down of mineral property interests	--	--	--	35,117
Interest and other income	(5,116)	(5,352)	(24,244)	(10,653)
	325,509	231,687	876,865	518,702
Gain on sale of investments	--	(82,160)	(132,680)	(597,405)
(Loss) earnings before income taxes	(325,509)	(149,527)	(744,185)	78,703
Recovery of future income tax	18,564	529,713	34,073	529,713
(Loss) earnings for the period	(306,945)	380,186	(710,112)	608,416
(Loss) earnings per share, basic	$ (0.00)	$ 0.01	$ (0.01)	$ 0.02
(Loss) earnings per share, diluted	$ (0.00)	$ 0.01	$ (0.01)	$ 0.02
Weighted average number of common shares outstanding - basic	77,964,062	31,038,898	70,356,683	29,228,457
Weighted average number of common shares outstanding – diluted	77,964,062	31,216,696	70,356,683	29,468,009

The Company conducts exploration activities in Canada and in two foreign jurisdictions, Venezuela and Guyana. Conducting business in foreign jurisdictions involves foreign exchange risks. Certain of the Company's expenditures are also denominated in United States dollars. As a result, foreign exchange losses increased from $2,440 in fiscal 2007 to $10,262 in fiscal 2008. The Canadian dollar strengthened against the United States dollar in fiscal 2008. Venezuela reintroduced exchange controls in February 2003 and all foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. The net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

The Company had a nominal balance of funds in United States dollars during the period and a significant portion of the foreign exchange loss relates to the funds held and expenditures paid in Bolivars and United States dollars during the year and foreign currency expenditures paid in foreign currencies.

Legal, accounting and audit expenses increased from $50,312 in fiscal 2007 to $110,484 in fiscal 2008. Audit and accounting fees have increased and will likely continue to increase due to the audit requirements and the level of testing now required by the auditors, in particular, the level of audit testing required in foreign jurisdictions.

Management and consulting fees have increased from $39,000 in fiscal 2007 to $44,000 in fiscal 2008, primarily due to fee increases in fiscal 2008.

Office and administration costs increased from $117,456 in fiscal 2007 to $146,726 in fiscal 2008. The office and administration costs include rent, shared office services and other costs related to administration of a public company. During most of fiscal 2007, an additional company was sharing office space which contributed to lower office costs in that period.

Salaries and benefits have increased from $165,675 in fiscal 2007 to $234,258 in fiscal 2008. Salaries and benefits are primarily paid by LMC Management Services Ltd. ("LMC"). Salary increases and increases in activity levels due to the additional time related to the Venezuelan and Guyanese operations have contributed to the increase.

In fiscal 2007, there was no stock-based compensation compared to $145,201 in fiscal 2008, calculated in accordance with the Black-Scholes ("B-S") option valuation model. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The stock-based compensation expense relates to the vesting of options granted in the year ended July 31, 2007, that vest over a period of eighteen months. In addition, $48,682 ($Nil) in stock-based compensation was capitalized to mineral property interests plus a related future tax recovery of $34,073 ($Nil).

Shareholder communications have increased from $79,438 in fiscal 2007 to $174,696 in fiscal 2008. Shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have decreased from $38,934 in fiscal 2007 to $33,268 in fiscal 2008. Costs will likely continue at similar levels or higher in the future, due to management travel to South America.

In fiscal 2008, ValGold sold 27,400 common shares, the remaining balance of its investment in Northern Orion Resources Inc. ("Northern Orion") for a gain of $132,680, compared to fiscal 2007 when they sold 175,000 common shares of for a gain of $597,405. Interest income increased from $10,653 in fiscal 2007 to $24,244 in fiscal 2008, due to investments of unallocated cash balances.

1.5 Summary of Quarterly Results (unaudited)

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Mountain Ontario	Manitoba Claims, Manitoba	Guyana Properties Guyana	Horseshoe, Roycan, Q-9 and Other Properties Canada	Hunter Mine, Ontario	Garrison Property, Ontario	Venezuela Properties Venezuela
Fiscal 2006							
Third Quarter	17,943	(16,476)	--	(9,838)	(50,729)	490,389	685,983
Fourth Quarter	106,531	18,552	5,921	871	608	724,586	314,986
Fiscal 2007							
First Quarter	2,980	13,661	37,168	--	25,840	586,760	346,559
Second Quarter	4,213	10,823	258,304	--	(215)	461,769	2,049,067
Third Quarter	2,996	(100)	347,665	--	(86,837)	395,822	581,190
Fourth Quarter	154,504	40,050	549,326	--	37,001	450,753	2,922,292
Fiscal 2008							
First Quarter	116,484	--	521,736	--	33,100	87,299	7,939,710
Second Quarter	31,226	--	476,932	--	--	28,629	953,324

	Earnings (loss) per quarter	Basic earnings (loss) per share	General and adminis-trative expenses	Gain on investments and interest	Mineral property and other write-downs (recovery)	Property investigation costs	Stock-based compen-sation	Income tax expense / (recovery)
Fiscal 2006								
Third Quarter	170,892	0.01	382,890	431,296	(9,838)	--	--	(112,648)
Fourth Quarter	363,628	0.01	112,481	483,018	870	6,039	--	--
Fiscal 2007								
First Quarter	228,230	0.01	257,145	520,546	35,117	54	--	--
Second Quarter	380,186	0.01	236,914	87,512	--	125	--	(529,713)
Third Quarter	131,785	0.00	271,979	387,046	--	--	123,550	(204,720)
Fourth Quarter	(913,856)	(0.02)	459,125	138,268	418,925	6,861	118,414	49,246
Fiscal 2008								
First Quarter	(403,167)	(0.01)	570,359	151,808	--	125	108,933	(15,509)
Second Quarter	(306,945)	(0.00)	330,625	5,116	--	--	36,268	(18,564)

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At January 31, 2008, ValGold had working capital of $257,588, defined as current assets less current liabilities, compared with working capital of $1,406,211 at July 31, 2007. The Company primarily invests its unused cash in redeemable guaranteed investment certificates which are redeemable in full

after 30 days with interest or in bankers' acceptances. There have been no investments in commercial paper. The initial term of the guaranteed investment certificates may be greater than 90 days and therefore are recorded as short-term investments.

Investing Activities

At January 31, 2008, ValGold had capitalized $23,614,399, representing costs associated with the acquisition and exploration of its mineral property interests in Venezuela, Guyana, Manitoba and Ontario. In fiscal 2008, ValGold expended $10,188,440 on the acquisition and exploration of its mineral property interests, net of recoveries, compared to $3,796,929 in fiscal 2007.

At January 31, 2008, the Company held 665,000 common shares of Sultan Minerals Inc., 400,000 common shares of Emgold Mining Corporation, 850,000 shares of Brigadier Gold Ltd. and 5,000 common shares of Mediterranean Minerals Corp. at a total cost of $250,125. The market value of these shares at January 31, 2008, was $293,775. The Company also holds 425,000 warrants of Brigadier Gold Ltd., exercisable at a price of $0.15 until September 2, 2008, at a book value calculated using the B-S method, of $29,120. These warrants currently have an estimated fair value of $3,000. During the six months ended January 31, 2008, the Company sold 27,400 common shares of Northern Orion Resources Inc. for a gain of $132,680. Subsequent to January 31, 2008, the Company received an additional 425,000 common shares of Brigadier Gold Ltd., pursuant to the agreement on the Hunter Mine, and 25,000 common shares of Impact Silver Corp., as payment for the data relating to a mineral property interest formerly held by the Company.

See the mineral property section for information on exploration work during the period and other information on the Company's mineral property interests.

1.7 Capital Resources

During the six months ended January 31, 2008, the Company completed a non-brokered private placement of 5,667,000 units at a price of $0.35 per unit, for gross proceeds of $1,983,450. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 24 months following the issue date of the warrant at an exercise price of $0.60 per share. The finders' warrants were valued using a Black-Scholes ("B-S") pricing model, using the following assumptions: weighted average risk free interest rate of 3.7%; volatility factor of 79% and an average expected life of two years. The value per combined finders' warrant ranges from $0.28 to $0.33. The share purchase warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate of 3.7%; volatility factor of 79% and an average expected life of two years. The value attributed to these non-transferable share purchase warrants was $0.04 per warrant.

ValGold paid finders' fees of $66,395, or 7% cash, and issued 271,000 non-transferable finder's options, equal to 10% of the total number of units sold in the offering to subscribers arranged by eligible finders. Each finder's option will be exercisable to acquire a unit of the Company at a price of $0.35 per finder's unit for a period of 24 months from the date of issuance, subject to adjustment. Each finder's unit will be comprised of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole finder's warrant will entitle the finder, upon exercise, to purchase one additional common share of the Company for a period of 24 months from the issuance of the finder's option at a price of $0.60 per finder's warrant share.

During the six months ended January 31, 2008, 54,040 agent's warrants with an expiry date of December 30, 2007, were exercised at a price of $0.225, 550,000 warrants were exercised at $0.40, and 10,000 stock

options were exercised at $0.25. The Company also granted 200,000 stock options to a consultant at an exercise price of $0.30, with an expiry date of November 27, 2012. Subsequent to January 31, 2008, 440,000 stock options have been exercised at $0.25 to provide $110,000 to the treasury.

The Company's ability to continue operations is contingent on its ability to obtain additional financing. Although there are no assurances that management's plan will be realized, management believes the Company will be able to secure the necessary financing to continue operations into the future. At the date of this interim report no financing has closed. The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

	Six months ended January 31,	
Services provided by:	**2008**	**2007**
Glencoe Management Ltd. (c)	$ 18,000	$ 15,000
LMC Management Services Ltd. (a and d)	473,687	367,105

Balances receivable from (payable to)	**January 31, 2008**	**July 31, 2007**
LMC Management Services Ltd. (a)	$ 120,428	$ 130,336
Directors and officers (h)	12,046	--
Total balances receivable (f)	132,474	130,336
Glencoe Management Ltd. (c)	--	2,650
Directors and officers expenses (b)	30,516	38,187
Total balances payable	$ 30,516	$ 40,837

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value (See Note 4). Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and at January 31, 2008, the Company did not have three months of fees advanced to LMC.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Commencing August 1, 2007, management fees of $3,000 (previously $2,500) per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(d) Consulting fees of $26,000 (previously $24,000) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees were paid through LMC, and are also included in the balance for 'services provided by LMC Management Services

Ltd. Any amount owing to Kent Avenue Consulting Ltd. is owed by LMC, and so is included in the net receivable from LMC.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of three companies with directors and/or management in common with the Company throughout the fiscal year. Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

(g) A director of the Company holds shares in one of the shareholders of Honnold Corp., acquired in connection with the Honnold transaction. At the time of entering into the option agreement, the director was at arm's length to the Company and was nominated and elected as a director subsequent to the initial date of the transaction.

(h) The Company advanced US$15,000 to an officer of a subsidiary company, to be repaid in five equal instalments from January to May 2008. The advance was without interest.

1.10 Fourth Quarter Results

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in item 1.2 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

As at January 31, 2008, the Company was a venture issuer. See the Company's audited consolidated financial statements for the years ended July 31, 2007 and 2006.

1.13 Critical accounting policies and changes in accounting policies

The Company has changed its accounting policies with respect to the following, which are in the Company's audited consolidated financial statements for the year ended July 31, 2007.

Comprehensive income.
CICA Handbook Section 1530 - Comprehensive Income and Section 3251 – Equity apply to interim financial periods beginning on or after October 1, 2006. Comprehensive income is the change in the net assets of an enterprise during a period and resulting from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in earnings such as unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation amounts, net of any hedging and changes in fair value of the effective portion of cash flow hedging instruments. (See Financial Instruments – Recognition and Measurement).

Financial Instruments – Recognition and Measurement.
In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 1530, Comprehensive Income, and Section 3865, Hedges.

Under this new standard, all financial instruments will be classified as one of the following: held to maturity investments, loans and receivables, held for trading and available for sale. Financials assets and liabilities held for trading will be measured at fair value with gains and losses recognized in net income. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, will be measured at amortized cost. Available for sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held for trading upon initial recognition. A transition adjustment of $299,847 represents the initial balance of this new account and will recognize the comprehensive income of previous periods.

Financial Instruments and Other Instruments

At January 31, 2008 and 2007, except as noted below, the fair values of cash and cash equivalents, due from related parties, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market values of the Company's Canadian and United States dollar denominated temporary investments are equal to the carrying values at January 31, 2008 and 2007. The fair market value of interest bearing temporary investments may change as a result of any future change in the prevailing level of market interest rates. Changes in market interest rates have no effect on the contractual income cash flows of the investments. The Company is exposed to a risk of loss if the market price of the investments remains below carrying value and the Company chooses to sell instead of carrying the security to term.

1.15 Other MD&A Requirements

See the Company's unaudited consolidated financial statements for the three and six months ended January 31, 2008 and 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the interim consolidated financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d).

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of March 28, 2008, the date of this interim MD&A, subject to minor accounting adjustments:

Outstanding share information at March 28, 2008

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

81,936,836 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,205,000	0.25	January 25, 2011
100,000	0.25	July 18, 2011
620,000	0.25	December 20, 2012
680,000	0.25	November 14, 2013
100,000	0.25	January 19, 2014
635,000	0.25	July 27, 2009
100,000	0.25	April 26, 2010
2,035,000	0.35	April 12, 2012
450,000	0.62	June 20, 2012
200,000	0.30	November 27, 2012
6,125,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
2,013,098	$0.50	August 28, 2008
255,636	$0.50	August 28, 2008
2,942,836	$0.50	August 31, 2008
255,636*	$0.275	August 31, 2008
237,833	$0.50	August 31, 2008
237,833*	$0.275	August 31, 2008
2,000,000	$0.50	December 29, 2008
5,837,500	$0.40/$0.50	May 4, 2008/2009
416,450	$0.40/$0.50	May 4, 2008/2009
4,445,500	$0.40/$0.50	May 25, 2008/2009
2,377,500	$0.60	November 30, 2009
202,800	$0.35	November 30, 2009
456,000	$0.60	December 10, 2009
68,200	$0.35	December 10, 2009
101,400**	$0.60	November 30, 2009
34,100***	$0.60	December 10, 2009
21,882,322		

* Finder's unit warrants exercisable at $0.275 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 in the first year and $0.50 in the second year.

** Finder's warrants to purchase units at $0.35 until November 30, 2009, to receive one share and 1/2 warrant. Each whole warrant is exercisable at $0.60 until November 30, 2009.

*** Finder's warrants to purchase units at $0.35 until December 10, 2009, to receive one share and 1/2 warrant. Each whole warrant is exercisable at $0.60 until Dec 10, 2009.

Other Information

The President and Chief Executive Officer and Chief Financial Officer of ValGold Resources Ltd., have reviewed the interim financial statements and interim MD&A, (together the interim filings) of ValGold Resources Ltd. (the "issuer") for the interim period ending January 31, 2008.

Based on their knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

Based on their knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures

(DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in the Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.
(an exploration stage company)
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2008 AND 2007
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Balance Sheets
As at January 31, 2008 and July 31, 2007
(Unaudited – prepared by management)

	January 31, 2008	July 31, 2007
Assets		
Current assets		
Cash and cash equivalents	$ 646,089	$ 1,253,287
Short-term investments	--	2,074,969
Marketable securities	--	43,158
Due from related parties (Note 7)	132,474	130,336
Accounts receivable and prepaids	348,750	246,712
	1,127,313	3,748,462
Investments (Note 4)	293,776	279,246
Equipment (Note 5)	239,086	231,460
Mineral property interests (see schedules) (Note 3)	23,614,399	15,109,101
	$ 25,274,574	$ 19,368,269
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 839,209	$ 618,272
Due to related parties (Note 7)	30,516	40,837
Future income tax liability (Note 8)	--	1,683,142
	869,725	2,342,251
Shareholders' equity		
Share capital (Note 6 (b))	50,451,560	42,816,992
Warrants (Note 6 (d))	2,087,007	1,872,913
Contributed surplus (Note 6 (c))	1,489,901	1,264,150
Deficit	(29,638,149)	(28,928,037)
Accumulated other comprehensive income	14,530	--
	24,404,849	17,026,018
	$ 25,274,574	$ 19,368,269

Commitments (Note 3)
Subsequent events (Notes 3 and 11)

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

"Kenneth Yurichuk"

Kenneth Yurichuk
Director

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Director

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
Three and six months ended January 31, 2008 and 2007
(Unaudited – prepared by management)

	Three months ended January 31, 2008	Three months ended January 31, 2007	Six months ended January 31, 2008	Six months ended January 31, 2007
Expenses				
Amortization	$ 1,044	$ 478	$ 2,089	$ 803
Foreign exchange loss (gain)	883	(1,296)	10,262	2,440
Legal, accounting and audit	28,145	39,081	110,484	50,312
Management and consulting fees	22,500	19,500	44,000	39,000
Office and administration	49,224	51,313	146,726	117,456
Property investigations	--	125	125	180
Salaries and benefits	92,462	68,204	234,258	165,675
Shareholder communications	90,237	49,963	174,696	79,438
Stock-based compensation	36,268	--	145,201	--
Travel and conferences	9,862	9,671	33,268	38,934
Write-down of mineral property interests	--	--	--	35,117
Interest and other income	(5,116)	(5,352)	(24,244)	(10,653)
	325,509	231,687	876,865	518,702
Gain on sale of investments	--	(82,160)	(132,680)	(597,405)
(Loss) earnings before income taxes	(325,509)	(149,527)	(744,185)	78,703
Recovery of future income tax	18,564	529,713	34,073	529,713
(Loss) earnings for the period	(306,945)	380,186	(710,112)	608,416
Deficit, beginning of period	(29,331,204)	(28,526,152)	(28,928,037)	(28,754,382)
Deficit, end of period	(29,638,149)	(28,145,966)	(29,638,149)	(28,145,966)
(Loss) earnings per share, basic	$ (0.00)	$ 0.01	$ (0.01)	$ 0.02
(Loss) earnings per share, diluted	$ (0.00)	$ 0.01	$ (0.01)	$ 0.02
Weighted average number of common shares outstanding - basic	77,964,062	31,038,898	70,356,683	29,228,457
Weighted average number of common shares outstanding – diluted	77,964,062	31,216,696	70,356,683	29,468,009

Interim Statement of Comprehensive Income
(Unaudited – prepared by management)

	Three months ended January 31, 2008	Six months ended January 31, 2008
Loss for the period before comprehensive income	$ (306,945)	$ (710,112)
Change in unrealized gain (loss) on investments	(33,464)	(285,317)
Comprehensive loss	$ (340,409)	$ (995,429)

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Shareholders' Equity
Three and six months ended January 31, 2008 and 2007
(expressed in United States dollars)

	Common Shares Without Par Value		Warrants	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Shares	Amount					
Balance, July 31, 2007	59,496,280	$ 42,816,992	$ 1,872,913	$ 1,264,150	$ (28,928,037)	$ --	$ 17,026,018
Shares issued for mineral property interests and other							
Hunter Mine	55,000	23,100	--	--	--	--	23,100
Venezuela properties option payment	15,014,443	5,330,127	--	--	--	--	5,330,127
Guyana properties option payments	200,000	58,000	--	--	--	--	58,000
Finders' fees related to Venezuela option payment	890,073	315,976	--	--	--	--	315,976
Shares issued for cash							
Stock options exercised	10,000	7,260	--	(4,760)	--	--	2,500
Warrants exercised	550,000	250,656	(30,656)	--	--	--	220,000
Agents' warrants exercised	54,040	19,160	(7,001)	--	--	--	12,159
Private placements, less share issue costs	5,667,000	1,630,289	251,751	--	--	--	1,882,040
Stock-based compensation	--	--	--	234,366	--	--	234,366
Stock options cancelled	--	--	--	(3,855)	--	--	(3,855)
Transition adjustment to opening balance	--	--	--	--	--	299,847	299,847
Change in investments for the period	--	--	--	--	--	(285,317)	(285,317)
Loss for the period	--	--	--	--	(710,112)	--	(710,112)
Balance, January 31, 2008	81,936,836	$ 50,451,560	$ 2,087,007	$ 1,489,901	$ (29,638,149)	$ 14,530	$ 24,404,849

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Cash Flows
Three and six months ended January 31, 2008 and 2007
(Unaudited – prepared by management)

	Three months ended January 31, 2008	Three months ended January 31, 2007	Six months ended January 31, 2008	Six months ended January 31, 2007
Cash provided by (used for):				
Operations				
Earnings (loss) for the period	$ (306,945)	$ 380,186	$ (710,112)	$ 608,416
Items not involving cash				
Amortization	1,044	478	2,089	803
Stock-based compensation	36,268	--	145,201	--
Gain on sale of investment	--	(82,160)	(132,680)	(597,405)
Write-down of mineral property interests	--	--	--	35,117
Recovery of future income tax	(18,564)	(529,713)	(34,073)	(529,713)
Changes in non-cash working capital				
Accounts receivable and prepaids	(227,567)	10,844	(5,357)	47,971
Due from related parties	(105,594)	(71,586)	(12,459)	(81,333)
Accounts payable and accrued liabilities	(75,679)	(11,454)	(15,999)	(16,044)
	(697,037)	(303,405)	(763,390)	(532,188)
Investing activities				
Mineral property interests				
Acquisition costs (recovery)	(100,654)	5,303	(1,608,356)	(162,976)
Exploration and development costs	(728,067)	(1,094,291)	(2,557,746)	(2,092,660)
Purchase of equipment	(29,826)	(17,311)	(49,173)	(24,772)
Proceeds from sale of investments	--	121,336	175,838	873,051
Change in temporary investments	--	(550,000)	2,074,969	(514,063)
	(858,547)	(1,534,963)	(1,964,468)	(1,921,420)
Financing activities				
Common shares and warrants issued for cash	1,917,090	582,590	2,120,660	2,252,652
Increase (decrease) in cash and cash equivalents during the period	361,506	(1,255,778)	(607,198)	(200,956)
Cash and cash equivalents, beginning of period	284,583	1,267,426	1,253,287	212,604
Cash and cash equivalents, end of period	$ 646,089	$ 11,648	$ 646,089	$ 11,648

Supplementary cash flow information (Note 9)

See accompanying notes to interim consolidated financial statements

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three and six months ended January 31, 2008 and 2007
(Unaudited – prepared by management)

1. Nature of operations:

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is currently in the business of exploration and development of mineral properties in Canada, Venezuela and Guyana.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption. At January 31, 2008, the Company had no source of operating cash flow and an accumulated deficit of $29,638,149. At January 31, 2008, the Company had working capital of $257,588. Operations for the interim period ended January 31, 2008, have been funded primarily from the sale of shares of marketable securities, and from the issuance of share capital.

The Company's ability to continue operations is contingent on its ability to obtain additional financing. Although there are no assurances that management's plan will be realized, management believes the Company will be able to secure the necessary financing to continue operations into the future. The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2. Basis of presentation:

The accompanying financial statements for the interim periods ended January 31, 2008 and 2007, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited consolidated financial statements for the year ended July 31, 2007.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three and six months ended January 31, 2008 and 2007
(Unaudited – prepared by management)

3. **Mineral property interests:**

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	January 31, 2008 Total Costs	July 31, 2007 Total Costs
Garrison Project	$ 119,384	$ 3,586,894	$ 3,706,278	$ 3,590,350
Guyana Properties (a)	278,894	1,918,158	2,197,052	1,198,384
Hunter Gold Mine	33,100	460,739	493,839	460,739
Manitoba Properties	117,088	(4,610)	112,478	112,478
Tower Mountain	259,449	2,654,874	2,914,323	2,766,613
Venezuela Properties (b)	9,257,906	4,932,523	14,190,429	6,980,537
	$10,065,821	$ 13,548,578	$ 23,614,399	$ 15,109,101

(a) Guyana Properties, Guyana

The Company entered into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four properties in northwest Guyana.

Under the terms of the agreement, the Company's earn-in for 100% interest in the properties will require cumulative property expenditures of US$5.0 million over four years. There is a first year exploration commitment of US$750,000 (spent) after which the timing of further expenditures is optional. Newmont will reserve back-in options by which at any time subsequent to the Company's earn-in up and until 90 days following the delivery of a feasibility study for any Prospecting License ("PL"), Newmont may acquire 75% interest in that PL by paying the Company, in cash, an amount equal to 2.5 times the Company's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On subsequent back-in options exercised on other PLs, the US$5.0 million earn-in cost will not be reimbursed. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% net smelter return royalty ("NSR") in respect of that PL. Newmont will be entitled to a 1.5% NSR in respect of any PLs for which it does not make the back-in election.

The Company entered into an option agreement to acquire 100% of the Fish Creek Prospecting License in Guyana by the issuance of 700,000 common shares and the payment of US$250,000 in cash over a period of four years. The shares will be issued as follows: 200,000 common shares (issued) and 125,000 common shares on each of the next four anniversaries of regulatory approval. The cash will be paid in five equal installments, US$50,000 (paid) and US$50,000 on each of the next four anniversaries of regulatory approval.

3. Mineral property interests (continued):

(b) Venezuela Properties, Venezuela

In January 2006, the Company entered into a memorandum of understanding with a group of three private companies under which the Company could acquire all of the shares of Honnold Corp, a British Virgin Island company that indirectly held up to twenty-seven exploration licenses in Bolivar State, Venezuela (the "Venezuela Properties").

The acquisition was to be accomplished in two phases. Initially, the Company advanced US$500,000 cash and 5,000,000 common shares as consideration for acquiring the sole and exclusive right and option (the "Option") to purchase the shares of Honnold Corp. The initial shares were issued immediately following regulatory approval of the transaction.

To exercise the Option, the Company paid the optionors an additional US$1,500,000 in cash and issued 15,014,443 common shares, this number being such number of additional common shares having a deemed value of US$5,000,000 as defined in the Option terms. The number was calculated based on a per share amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event was to be not less than US$0.20.

The optionors will retain a collective 10% free carried interest in the properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The optionors also retain a 2% NSR interest in the Venezuela Properties. An arm's length finder's fee was paid in two installments. The first installment of 375,000 common shares was made following regulatory approval of the agreement. The second installment of the finder's fee was due upon exercise of the Option. An equivalent number of common shares, or 890,073 common shares, equivalent to US$325,000, based on the average closing price of the shares over the 30-day period prior to the exercise date, were issued.

The operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labour and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and other political risks and uncertain legal enforcement. The Company has not experienced any significant adverse impact to date on its operations in Venezuela nor has the Company curtailed its investment activities in the country. However, one or more of the issues described herein or other factors beyond our control could adversely affect the Company's operations and investment in Venezuela in the future.

(c) Option payments

In order to maintain existing mineral property option agreements, the Company will be required to make cash payments of $85,000 ($60,000 paid) and issue 255,000 common shares (issued) on the Company's mineral property interests located in Canada during the remainder of the year ending July 31, 2008. These payments are at the Company's option.

The cash and share payments are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested. The Company decides whether to make the payments based on exploration results.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

4. Investments:

	Number of Shares	Net Book Value July 31, 2007	Accumulated Unrealized Gains (Losses)	Fair Value January 31, 2008
Emgold Mining Corporation (Note 7(f))	400,000	$ 40,000	$ 32,000	$ 72,000
Sultan Minerals Inc. (Note 7(f))	665,000	99,750	49,875	149,625
Mediterranean Minerals Corp.	5,000	2,000	(850)	1,150
Brigadier Gold Ltd.	850,000	108,375	(40,375)	68,000
Brigadier Gold Ltd. – warrants	425,000	29,120	(26,120)	3,000
LMC Management Services Ltd. (Note 7(a))	1	1	--	1
Total Investments		$ 279,246	$ 14,530	$ 293,776

See Consolidated Statement of Shareholders' Equity.

5. Equipment:

	Cost	Accumulated Amortization	Net Book Value, January 31, 2008	Cost	Accumulated Amortization	Net Book Value, July 31, 2007
Vehicles	$ 133,668	$ 28,869	$ 104,799	$ 108,758	$ 15,468	$ 93,290
Office equipment	29,380	5,007	24,373	16,682	5,751	10,931
Buildings	61,339	9,504	51,835	61,339	6,437	54,902
Computer equipment	18,801	5,499	13,302	17,433	2,422	15,011
Field equipment	86,974	42,197	44,777	76,777	19,451	57,326
	$ 330,162	$ 91,076	$ 239,086	$ 280,989	$ 49,529	$ 231,460

6. Share capital:

(a) Authorized

Unlimited number of common shares without par value

6. Share capital (continued):

(b) Issued and fully paid

See Consolidated Statements of Shareholders' Equity.

The Company completed a non-brokered private placement of 5,667,000 units at a price of $0.35 per unit, for gross proceeds of $1,983,450. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 24 months following the issue date of the warrant at an exercise price of $0.60 per share. The Company paid finders' fees of $66,395, or 7% cash, and issued 271,000 non-transferable finder's options, equal to 10% of the total number of units sold in the offering to subscribers arranged by eligible finders. Each finder's option will be exercisable to acquire a unit of the Company at a price of $0.35 per finder's unit for a period of 24 months from the date of issuance, subject to adjustment. Each finder's unit was comprised of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole finder's warrant entitles the finder, upon exercise, to purchase one additional common share of the Company for a period of 24 months from the issuance of the finder's option at a price of $0.60 per finder's warrant share. The finders' warrants were valued using a Black-Scholes ("B-S") pricing model, using the following assumptions: weighted average risk free interest rate of 3.7%; volatility factor of 79% and an average expected life of two years. The value per combined finders' warrant ranges from $0.28 to $0.33. The share purchase warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate of 3.7%; volatility factor of 79% and an average expected life of two years. The value attributed to these non-transferable share purchase warrants was $0.04 per warrant.

(c) Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. Options generally vest immediately or over a two-year period, and have a maximum term of 10 years. The Company has a 10% rolling plan adopted by shareholders on January 22, 2008. At January 31, 2008, the plan allows for the issuance of up to 8,193,657 stock options.

The following table summarizes recent changes in the number of stock options outstanding:

	Options	Weighted Average Exercise Price
Balance and exercisable at July 31, 2006	4,120,000	$0.25
Granted	2,565,000	$0.40
Exercised	(56,250)	$0.26
Cancelled	(150,000)	$0.25
Balance, July 31, 2007	6,478,750	$0.31
Granted	200,000	$0.30
Exercised	(10,000)	$0.25
Cancelled	(51,250)	$0.35
Balance, January 31, 2008	6,617,500	$0.31
Exercisable at January 31, 2008	5,325,000	$0.29

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three and six months ended January 31, 2008 and 2007
(Unaudited – prepared by management)

6. Share capital (continued):

(c) Stock options (continued)

The following table summarizes information about the stock options outstanding at January 31, 2008:

Number Outstanding at January 31, 2008	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
30,000	0.1 years	$0.25
22,500	0.1 years	$0.35
1,305,000	3.0 years	$0.25
100,000	3.5 years	$0.25
620,000	4.9 years	$0.25
880,000	5.8 years	$0.25
100,000	6.0 years	$0.25
775,000	1.5 years	$0.25
100,000	2.2 years	$0.25
2,035,000	4.2 years	$0.35
450,000	4.4 years	$0.62
200,000	4.8 years	$0.30
6,617,500	3.9 years	$0.31
Exercisable at January 31, 2008:		
5,325,000	3.8 years	$0.29

The fair value of each stock option granted is estimated on the date of grant using a B-S option pricing model with weighted average assumptions as follows:

	Six months ended January 31, 2008	2007
Risk free interest rate	3.8%	--
Expected life (years)	5 years	--
Expected volatility	83.24	--
Expected dividends	Nil	--
Weighted average fair value per option grant	$0.29	--

The Company granted 200,000 stock options to a consultant at a price of $0.30, with an expiry date of November 27, 2012.

The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility so the Company uses historical volatility rates to arrive at an estimate. Changes in the subjective input assumptions can materially affect the fair value estimate of stock options granted. During the period, stock-based compensation of $51,237 was capitalized to mineral property interests on the balance sheet. Since this charge is not deductible for income tax, an additional $34,073 was recorded as the related future income tax cost.

6. Share capital (continued):

(d) Warrants

As at January 31, 2008, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
125,000	$0.50	February 13, 2008
2,013,098	$0.50	August 28, 2008
255,636*	$0.275	August 28, 2008
255,636	$0.50	August 28, 2008
2,942,836	$0.50	August 31, 2008
237,833*	$0.275	August 31, 2008
237,833	$0.50	August 31, 2008
2,000,000	$0.50	December 29, 2008
5,837,500	$0.40/$0.50	May 4, 2008/09
416,450	$0.40/$0.50	May 4, 2008/09
4,445,500	$0.40/$0.50	May 25, 2008/09
2,377,500	$0.60	November 30, 2009
202,800**	$0.35	November 30, 2009
101,400	$0.60	November 30, 2009
456,000	$0.60	December 10, 2009
68,200**	$0.35	December 10, 2009
34,100	$0.60	December 10, 2009
22,007,322		

The warrants noted with an asterisk (*) are finder's unit warrants exercisable at $0.275 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 in the first year and $0.50 in the second year. These finder's unit warrants were valued using the B-S valuation model using a risk free interest rate of 4%, a two-year life, and an expected volatility of 76%.

The warrants noted with a double-asterisk (**) are finder's unit warrants exercisable at $0.35 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.60 for two years. These finder's unit warrants were valued using the B-S valuation model using a risk free interest rate of 3.66%, a two-year life, and an expected volatility of 78%.

The following table summarizes recent changes in the number of warrants outstanding:

	Warrants	Weighted Average Exercise Price
Balance, July 31, 2006	3,635,893	$0.40
Issued	20,136,388	$0.42
Exercised	(1,204,316)	$0.39
Balance, July 31, 2007	22,567,965	$0.42
Issued	3,240,000	$0.50
Exercised	(604,040)	$0.38
Expired, unexercised	(3,196,603)	$0.40
Balance, January 31, 2008	22,007,322	$0.43

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

7. Related party transactions and balances:

	Six months ended January 31,	
Services provided by:	2008	2007
Glencoe Management Ltd. (c)	$ 18,000	$ 15,000
LMC Management Services Ltd. (a and d)	473,687	367,105

Balances receivable from (payable to)	January 31, 2008	July 31, 2007
LMC Management Services Ltd. (a)	$ 120,428	$ 130,336
Directors and officers (h)	12,046	--
Total balances receivable (f)	132,474	130,336
Glencoe Management Ltd. (c)	--	2,650
Directors and officers expenses (b)	30,516	38,187
Total balances payable	$ 30,516	$ 40,837

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value (See Note 4). Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and at January 31, 2008, the Company did not have three months of fees advanced to LMC.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Commencing August 1, 2007, management fees of $3,000 (previously $2,500) per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(d) Consulting fees of $26,000 (previously $24,000) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees were paid through LMC, and are also included in the balance for 'services provided by LMC Management Services Ltd.' Any amount owing to Kent Avenue Consulting Ltd. is owed by LMC, and so is included in the net receivable from LMC.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of three companies with directors and/or management in common with the Company throughout the fiscal year. Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

(g) See Note 3 (b) - A director of the Company holds shares in one of the shareholders of Honnold Corp., acquired in connection with the Venezuelan Properties transaction. At the time of entering into the option agreement, the director was at arm's length to the Company and was nominated and elected as a director subsequent to the initial date of the transaction.

7. Related party transactions and balances (continued):

(h) The Company advanced US$15,000 to an officer of a subsidiary company, to be repaid in five equal instalments from January to May 2008. The advance was without interest.

8. Income taxes:

As a result of the completion of the Honnold transaction, the Company has acquired significant future tax assets sufficient to extinguish the future income tax liability recorded at July 31, 2007. The Company has recorded a recovery of the future income tax liability on the schedule of mineral property interests, related to Venezuela. Despite having significant future tax assets, the realization of benefits related to future potential tax deductions is uncertain so no future income tax asset has been recognized for accounting purposes.

The Company capitalizes stock-based compensation related to stock options granted to consultants and employees working directly on its mineral properties. While these amounts are not deductible for tax purposes, sufficient tax pools are available to offset this permanent difference. As a result, a recovery of future income taxes of $34,073 has been recorded on the statement of operations and deficit in the period.

9. Supplementary cash flow information:

During the six months ended January 31, 2008 and 2007, the Company conducted non-cash investing and financing activities as follows:

	Three months ended January 31, 2008	Three months ended January 31, 2007	Six months ended January 31, 2008	Six months ended January 31, 2007
Shares issued for mineral property interests and finders' fees	$ 58,000	$ 1,558,750	$ 5,727,203	$ 1,574,975
Amortization capitalized to mineral property interests	$ 20,255	$ 8,099	$ 39,458	$ 14,149
Stock-based compensation and future income taxes capitalized to mineral property interests	$ 44,857	$ --	$ 85,310	$ --

10. Financial instruments:

At January 31, 2008, the fair values of cash and cash equivalents, short-term investments, due from (to) related parties, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

At January 31, 2008, cash and cash equivalents were held as cash in bank accounts, while temporary investments were held entirely in cashable Guaranteed Investment Certificates issued by BMO Bank of Montreal.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

11. Subsequent events:

Subsequent to January 31, 2008:

(a) 125,000 warrants exercisable at $0.50, expired, unexercised; and

(b) 440,000 stock options were exercised at a price of $0.40; and

(c) 25,000 common shares of Impact Silver Corp., were received by the Company as payment for access to data on a mineral property interest formerly held by the Company.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Six months ended January 31, 2008
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests January 31, 2008
Acquisition costs							
Balance, beginning of period	$ 258,362	$ --	$ 2,168,503	$ 117,088	$ 117,655	$ 106,987	$ 2,768,595
Incurred (recovered) during the period	1,087	33,100	7,089,403	--	1,729	171,907	7,297,226
Balance, end of period	259,449	33,100	9,257,906	117,088	119,384	278,894	10,065,821
Exploration and development costs							
Incurred during the year							
Assays and analysis	20,068	--	80,746	--	23,111	88,772	212,697
Drilling	83,575	--	659,537	--	--	87,631	830,743
Geological and geophysical	34,516	--	123,717	--	56,007	337,773	552,013
Land lease and property taxes	--	--	171,349	--	--	22,118	193,467
Site activities	5,464	--	659,113	--	15,376	165,246	845,199
Stock-based compensation	--	--	22,400	--	5,894	57,016	85,310
Travel and accommodation	3,000	--	86,769	--	13,811	68,205	171,785
	146,623	--	1,803,631	--	114,199	826,761	2,891,214
Balance, beginning of period	2,508,251	460,739	4,812,034	(4,610)	3,472,695	1,091,397	12,340,506
Future income tax recovery	--	--	(1,683,142)	--	--	--	(1,683,142)
Balance, end of period	2,654,874	460,739	4,932,523	(4,610)	3,586,894	1,918,158	13,548,578
Total Mineral Property Interests	2,914,323	$ 493,839	$ 14,190,429	$ 112,478	$ 3,706,278	$ 2,197,052	$ 23,614,399

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2007

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests July 31, 2007
Acquisition costs							
Balance, beginning of year	$ 246,182	$ 24,045	$ 564,300	$ 237,094	$ 110,000	$ --	$ 1,181,621
Incurred (recovered) during the year	30,780	(24,045)	1,604,203	21,833	7,655	106,987	1,747,413
	276,962	--	2,168,503	258,927	117,655	106,987	2,929,034
Write-down of mineral property interests	(18,600)	--	--	(141,839)	--	--	(160,439)
Balance, end of year	258,362	--	2,168,503	117,088	117,655	106,987	2,768,595
Exploration and development costs							
Incurred during the year							
Assays and analysis	821	--	150,166	708	178,826	71,485	402,006
Drilling	93,622	--	1,198,611	--	1,038,597	167,135	2,497,965
Future income tax	--	--	1,693,728	--	2,261	15,827	1,711,816
Geological and geophysical	32,534	33	288,237	4,570	439,609	429,547	1,194,530
Land lease and property taxes	--	--	188,371	--	--	45,116	233,487
Site activities	6,100	16	618,419	31,848	70,924	206,362	933,669
Stock-based compensation	--	--	24,122	--	5,152	36,065	65,339
Travel and accommodation	836	--	133,251	5,475	152,080	113,939	405,581
	133,913	49	4,294,905	42,601	1,887,449	1,085,476	7,444,393
Balance, beginning of year	2,376,055	497,514	517,129	244,675	1,585,246	5,921	5,226,540
Recovery of costs	--	(36,824)	--	--	--	--	(36,824)
Write-down of mineral property interests	(1,717)	--	--	(291,886)	--	--	(293,603)
Balance, end of year	2,508,251	460,739	4,812,034	(4,610)	3,472,695	1,091,397	12,340,506
Total Mineral Property Interests	$ 2,766,613	$ 460,739	$ 6,980,537	$ 112,478	$ 3,590,350	$ 1,198,384	$ 15,109,101

micon INTERNATIONAL LIMITED | mineral industry consultants

VALGOLD RESOURCES LTD.

TECHNICAL REPORT ON THE MINERAL RESOURCE ESTIMATE, LOS PATOS PROJECT BOLIVAR STATE, VENEZUELA



April, 2008

Reno Pressacco, M. Sc (A), P. Geo.

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

TABLE OF CONTENTS

Page

List of Tables

List of Figures

Page

Certificate

List of Appendices

1.0 SUMMARY

Introduction

At the request of Mr. Tom Pollock, Vice President, Exploration for ValGold Resources Ltd. (ValGold), Micon International Limited (Micon) has been engaged to prepare an independent estimate of the mineral resources found on the Los Patos property and to prepare a Technical Report that is in compliance with the requirements set out in National Instrument 43-101. ValGold has been conducting exploration programs on the Los Patos property, including a program of diamond drilling in 2007 which discovered a zone of shear zone-hosted gold mineralization located near surface. The mineral resource estimate presented in this report pertains to this recently discovered zone.

Property Description and Location

The Los Patos project is located on the Increible 3 mineral concession which is part of a group of concessions that includes the Increible 1 and Increible 5 concessions. In all, the three concessions cover an area of approximately 15,000 hectares and are located approximately between latitude 7°21'N and 7°29'N and between longitude 61°50'W and 61°39'W. The concessions are located in the north eastern part of the El Callao mining district, Bolivar State, Venezuela and are approximately 11 kilometers north east of the town of El Callao.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The El Callao area lies in an area of low hills between elevations 200 m and 300 m above sea level. The area is partly savannah and partly tropical forest. The soil is nutrient-poor and present land use is confined to rural cultivation, cattle ranching and *minero* (small mining) activity. The climate is tropical, with temperatures averaging around 25.7° C and humidity ranging from 76% to 82%. The average annual precipitation at El Callao is 1,325 mm. The heaviest rainfall occurs during the months from June to August, which average 150 mm of precipitation per month. During the remainder of the year, the rainfall is about 80 mm per month except in the dry season from February through March when precipitation is about 36 mm per month. The average annual evaporation is about 1.78 m. A paved secondary road passes through the area and provides access to the town of El Callao. El Callao has a population of approximately 25,000 and is the centre of population in the area. It is a historic gold mining centre and a number of present and past producing mines are located nearby.

History

In 1992 Gold Fields Venezuela Limited (Gold Fields) formed a joint venture with a Venezuelan company by the name of Consorcio Minero Laguna Santa Rita C.A. (CMLSR) to fund and explore for gold on the Increible concessions. Over the following two years, Gold Fields carried out a program of geological mapping, trenching, soil sampling and drilling completing 35 diamond drill holes totaling 4,719 meters in length. Most of this work was focused along the Los Chivos Shear Zone which traverses the

central portion of the Increible 3 concession. Gold Fields also focused its attention in the area adjacent to the small Santa Isabel mine in the Increible 5 concession. Little work was carried out by Gold Fields during the following years and in 2002 the company terminated its joint venture with Honnold Corp., the parent company to CMLSR. In October 2007, ValGold Resources Ltd. completed its purchase of Honnold Corp. and its subsidiaries (including CMLSR) from Cisneros Organization, a private Venezuelan company based in Caracas. Through its subsidiaries, Honnold held the mineral title to not only the three Increible concessions but 18 other concessions also located in Bolivar State.

Geological Setting

The mineral concessions are located within the Guyana Shield, which occupies the northern part of the Amazon Craton between the Amazon and Orinoco river basins. The geology of the Guyana Shield as a whole is poorly known, reflecting minimal development, limited access, as well as intense tropical weathering and cover across this large area. It has been subdivided into three major geological entities: i) Archaean rocks of the Imataca Complex; ii) Palaeoproterozoic Trans-Amazonian granite-greenstone belts; and iii) Palaeoproterozoic sedimentary and igneous rocks of the Roraima Group, Uatumã Group and the Avanavero Suite. The majority of gold mineralization is hosted by the greenstone belts; some of the more important of these include the Pastora Supergroup and Botanamo Group in Venezuela, the contiguous Barama-Mazaruni Groups in Guyana, the Marowijne Group in Suriname, and the Maroni Group in French Guiana (Figure 7.1). The concessions cover oxide and sulphide gold mineralization located within the Guasipati Greenstone Belt in the Pastora Palaeoproterozoic Province.

Geological mapping has been completed at a scale of 1:10,000 despite the very poor outcrop and exposure. The surface geology has been extensively masked as a result of saprolitization, laterite formation, extensive quartz stonelines and by recent colluvium and alluvium in low lying topography. Although simple soil colour mapping and presence of quartz vein scree are the only effective mapping tools in many parts of the concession, the technique has provided valuable information on the stratigraphy and has located important geological contacts that have been the focus of detailed exploration.

The results of the geological mapping reveal a complex volcanic and sedimentary succession that has been strongly folded and sheared. The succession in Increible 3 is predominantly a sedimentary sequence. Graded arkosic sandstone, siltstone and shale turbidite-like cycles are interpreted to represent epiclastic sedimentation in southern areas. A major geological break occurs in the central areas where a period of depositional quiescence was replaced by active volcanism and exhalative activity. Basalt, andesite, dacite and tuffs are present forming a narrow unit which is approximately 200 metres wide. Intense shearing and emplacement of veins quartz are associated with it.

The mafic unit referred to as the Los Chivos Unit corresponds with the position of elevated gold concentrations in soils and a reduction to pole ground magnetic highs. At

surface it is represented by a linear topographic ridge. It grades into chert, fine grained epiclastic tuffs, quartzite and manganese-rich horizons. In northern areas quartz porphyries interpreted as dacite form prominent outcrops. These are bounded by a sequence of phyllites, siltstones, ferruginous quartzites and quartzites.

Deposit Types

Mesothermal gold deposits are mostly quartz vein-related, gold-only deposits with associated carbonatized wall rocks. They occur in low- to medium-grade metamorphic terranes of all ages, but only in those that have been intruded by granitoid batholiths. A numerically minor subgroup of these deposits occurs in high-grade terrains and has calc-silicate mineral alteration zones. The deposits are characterized by a high gold/silver ratio, great vertical continuity with little vertical zonation, and a broadly syn-tectonic time of emplacement. Commonly associated minerals include pyrite (less commonly pyrrhotite), the common base-metal sulphides and arsenopyrite, tourmaline and molybdenite. Mineralization may occur in any rock type and ranges in form from veins, to veinlet systems, to disseminated replacement zones. Most mineralized zones are hosted by and are always related to steeply dipping reverse- or oblique-slip brittle-fracture to ductile-shear zones.

Mineralization

The host rocks on the property comprise a series of mafic metavolcanics that locally contain intercalated meta-sediments. All stratigraphic units have been subjected to prolonged weathering such that a thick profile of saprolite (on the order of 30 metres) has been developed throughout much of the property. For the most part this saprolite comprises thoroughly weathered material, however as the bedrock contact is approached the degree of weathering decreases gradually such that a transition zone termed "Saprock" is present at or near the bedrock contact. This saprock layer comprises a mixture of saprolite and bedrock fragments in variable degrees of weathering. Both the host stratigraphy and the Los Chivos Shear Zone are interpreted to dip steeply to the south.

The gold mineralization at the Los Patos project is hosted by the Los Chivos Shear Zone, a zone of high strain that strikes in an easterly direction and has been interpreted to be present along the entire width of the property. This high strain zone has imparted a very strong foliation to the rock types. Alteration assemblages that are associated with the gold mineralization include the development of chlorite, sericite, ankerite and dolomite in variable amounts and proportions. Quartz veining is also present locally, occurring as thin bands (2-5 cm) of quartz that are oriented parallel to the foliation, or as irregularly shaped pods and as ptygmatically-folded masses of quartz that cross-cut the foliation. Gold values have also been located on surface by means of chip-channel sampling of the walls of trenches that were excavated in the saprolite using hydraulic excavators.

Pyrite can also be present locally within the alteration zone. The pyrite typically occurs as fine to medium grained disseminations and, to a minor degree, as thin (1-5 mm)

veinlets and stringers. This alteration assemblage occurs as a broad band that roughly parallels the dip of the host stratigraphy and the foliation. However the alteration zone can locally occur in a cross-cutting orientation.

Gold values occur mostly within the confines of the alteration zone and appear to occur as isolated pods of higher grades that are located at various positions relative to the alteration zone boundaries and that exhibit limited continuity between drill holes

Exploration

The only work carried out on the Increible 3 concession by ValGold has included a diamond drill program which was initiated mid-March and ended in late July 2007. A total of 35 diamond drill holes were completed for a total accumulated length of 9,318 metres. Major Drilling International Inc. was contracted to do this drill program. Twenty-eight of the holes targeted the Los Patos occurrence. The remaining seven holes were used to test the gold-bearing potential of three nearby occurrences referred to as Los Patos South, Los Patos Central and Quartz Hill.

Sampling Method and Approach

The geologist marked those intervals of drill core and saprolite to be sampled for analysis. The lengths of the samples were a constant length of 1 metre. Aside from a few narrow intervals of fault gouge and blocky core, no drilling, sampling, or recovery factors was encountered that would materially impact the accuracy and reliability of the analytical results from samples of this drill core. The drill core provided samples of high quality, which were representative of any alteration, veining, or sulphide accumulations that were intersected by the drill hole. No factors were identified which may have resulted in a sample bias. The core was then transferred to the core technician. The technician then proceeded to separate the core into two halves by means of cutting the samples using an electrical core saw equipped with a diamond impregnated blade. One half of the core was placed into an 8-mil plastic bag that was subsequently delivered to the assay laboratory. The remaining half of the core was returned to the core box for future reference.

Sample Preparation, Analysis, and Security

The samples, including blanks and standards, were hand delivered initially to Triad Laboratories Inc. which were based in El Callao, but the samples later were delivered to the Actlabs Venezuela C.A. facility that is based in Tumeremo. Neither Triad nor Actlabs have achieved certification under the ISO system, however Triad Labs do participate in the international Round Robin testing program conducted by Geostats Pty located in Perth, Australia. After all the assay results had been received, a number of pulps from the mineralized zones were sent to SGS Mineral Services in Toronto for check assays. Standards and blanks were once again inserted into the sample stream at a rate of 1-in-20. A summary of the Quality Assurance/Quality Control measures that were employed and their results are presented in Appendix I.

Data Verification

During its site visit in November, 2007 Micon examined the general surface conditions in the area of the Los Patos deposit and witnessed evidence of drilling activities and viewed the location of the filled-in trenches completed by Gold Fields. Micon then examined examples of the host lithologies, structure, alteration and mineralization in drill holes LI307-04, -09, -10 and -35. During the course of this examination, the features described in the drill core logs were compared with those observed in the selected sections of the drill core with no significant discrepancies noted. Micon then collected a total of eight samples of half-core of the mineralized intersection in drill hole LI307-07 and forwarded these samples to the preparation facilities of ALS Chemex Laboratories in Thunder Bay. There the samples were prepared for assaying by Fire Assay with an Atomic Absorption Finish (ALS Method Code Au-AA23). Any samples found to contain greater than 10 g/t Au were re-assayed using a Fire Assay with a Gravimetric Finish (ALS Method Code Au-Gra21).

Mineral Resource and Mineral Reserve Estimates

Given that the mineralization is located within a wide zone of alteration that is near surface, this mineral resource estimation exercise examines the economic viability of extraction of the material on the basis of using open pit mining methods. On the basis of current cut-off grades that are employed at nearby mining operations such as the Tomi mine, Micon believes that a cut-off grade of 0.5 g/t Au is a reasonable choice for this exercise. Examination of the spatial continuity of those assays greater than 0.5 g/t Au within the alteration zone at Los Patos and within the saprolite layers suggests limited continuity of individual assays, or groups of higher grade assays, from drill hole to drill hole which is in keeping with the conceptual view that the mineralization occurs as small, en-echelon pods. Consequently, Micon believes that the appropriate modeling approach to use for this mineralization is to consider all of the assays that are contained within the alteration envelop as the mineralized population and to create a block model accordingly. This was accomplished by means of vertical cross sections that were oriented in a north-south direction that were spaced 40 metres apart and used viewing windows of +/- 20 metres. In all, seven cross sections were constructed.

A three dimensional model of the overburden materials was constructed using a combination of drill hole collars and topography for the upper surface and the bottom of the casing as the contact between the bedrock and the bottom of the overburden. The purpose of overburden model was to aid in coding of the block densities in the grade block model. A domain model of the gold mineralization that may be present in the saprolite layer was constructed with guidance from the information provided in the trenches excavated and sampled by Gold Fields.

An analysis of the trends of the various components of the mineralization in the alteration zone such as gold grades, mineralization thickness and grade-thickness products was conducted to assist in the understanding of the spatial distribution of these items within

the limit of the alteration zone domain model. The results indicate that the average gold values within the alteration envelop exhibit a moderate rake to the east as documented by the 1 g/t Au contour, with an occurrence of a higher value in drill hole LI307-07. In terms of thickness of the alteration zone, two trends can be seen, one that is raking steeply east and a second that is raking shallowly to the west.

The models of the alteration zone and the saprolite-hosted gold zone were used as controls to code the drill hole database for those assay records that were contained within the respective shells. This was done in order to enable the selection of an appropriate sub-set of assays from the database that were contained within the respective domain shells, thus constituting the mineralized population. The results indicate that two candidates of capping grades are possible for the alteration zone sample population. Upon further examination of the grade distribution of this sample population, Micon judged that a value of 25 g/t Au was appropriate choice of a capping value.

The examination of the variographic characteristics was conducted using the alteration model domain shell, and began with the construction of down-hole variogram to establish the global nugget. A search for any anisotropies that may be present within the sample population was guided by the results of the trend analysis. The results indicate that the data is relatively well behaved and yields good quality variograms yielding good quality model fits. The ranges for the major and semi-major axis are larger than the nominal drill hole spacing.

No specific gravity measurements were performed on any of the material types found at the Los Patos deposit. Reasonable values for the material densities were estimated using publicly available information from other similar deposits in the region. An estimated specific gravity of 2.8 g/cm^3 was utilized for the rock-hosted mineralization and an estimated specific gravity of 1.8 g/cm^3 was utilized for saprolite-hosted mineralization.

A non-rotated, upright block model for the mineralization found at the Los Patos deposit was created using the Surpac software package, version 6.0.1. It was constructed with an east-west strike direction using blocks measuring 10 metres in a north-south direction, 10 metres in an east-west direction and 5 metres in height. Gold values were interpolated into the blocks using constrained search ellipses in two passes. The constraints used the domain model shells as hard boundaries, such that only those data points that were within the respective model shells were selected for estimation of the block grades. The model shells were also used as hard boundaries where gold values were written only to those blocks that fell within the respective model shells. Gold values were interpolated using three methods: Inverse Distance Squared (ID^2), Ordinary Kriging (OK) and Nearest Neighbour (NN).

A Lerches-Grossman economic open pit shell was constructed using the Open Pit Optimization module of the Surpac mine modeling software. The purpose for construction of this open pit shell was to provide an estimate of the amount of material that could potentially be mined using open pit mining methods. Given the early state of the deposits history, few of the required detailed information were available,

consequently Micon applied its experience with the mining operations in the region to derive reasonable estimated values for these parameters. A long-term gold price of $USD650/oz Au was utilized as the base case metal price and several sensitivities of the open pit shell to variations in metal prices were examined using a range of gold prices from $USD450/oz to $USD925/oz. The results indicate that while all of the saprolite-hosted gold mineralization falls within the outline of all of the pit shells, only a portion of the rock-hosted mineralization contains sufficient gold to meet the stripping requirements of a potential open pit.

The estimated mineral resources for the gold mineralization found at the Los Patos project are shown in Table 1.1

Table 1.1
Summary of the Mineral Resource Estimate as at April, 2007, Los Patos Project

$USD650/oz Pit Shell (Base Case)			
Material	**Tonnes**	**Au (g/t)**	**Contained Oz Au**
Indicated (Rock)	1,106,900	2.94	104,639
Inferred (Saprolite)	126,000	1.19	4,821
Grand Total	**1,232,900**	**2.76**	**109,415**

Interpretation and Conclusions

The objective of Micon's assignment was to prepare an estimate of the mineral resources for the newly discovered mineralized zone at the Los Patos area of the Increible 3 mineral concession. The mineral resource estimate presented above meets this objective.

Diamond drilling to-date has located a small zone of shear-hosted gold mineralization along a short segment of the regional-scale Los Chivos Shear Zone. The mineralization is interpreted to be hosted by a series of small pods and lenses of quartz-ankerite-pyrite that are associated with an envelop of a sericite alteration zone. These pods and lenses are interpreted as being arranged in an en-echelon fashion within the confines of the alteration zone. A portion of this gold mineralization has demonstrated the potential of being economically extracted by means of open pit mining methods.

In addition, Micon's observations made during completion of this assignment lead it to believe that the mineral potential of the favourable stratigraphy and structure has not been fully evaluated by diamond drilling and additional exploration targets remain along the strike extensions of the Los Chivos Shear Zone and to depth.

ValGold has prepared a proposed budget that will be used to explore for additional occurrences of gold mineralization at the Increible 3 concession. Micon has considered the proposed work program along with the proposed expenditures and considers that they are appropriate and well considered. Micon agrees that the proposed budget reasonably reflects the type and amount of activities contemplated.

Recommendations

Micon's recommendations include gathering of sufficient bulk density information for both the saprolite and fresh rock materials found at the Los Patos deposit, along with the completion of preliminary metallurgical test work that will examine the metallurgical characteristics of the gold mineralization in both material types. As well, gathering of additional drill hole information is warranted for the saprolite-hosted gold mineralization at the Los Patos deposit.

Continued effort towards determining the sources of the extreme variances in the QA/QC data is also recommended.

2.0 INTRODUCTION AND TERMS OF REFERENCE

At the request of Mr. Tom Pollock, Vice President, Exploration for ValGold Resources Ltd. (ValGold), Micon International Limited (Micon) has been engaged to prepare an independent estimate of the mineral resources found on the Los Patos property and to prepare a Technical Report that is in compliance with the requirements set out in National Instrument 43-101. ValGold has been conducting exploration programs on the Los Patos property which included a program of diamond drilling in 2007 which discovered a zone of shear zone-hosted gold mineralization located near surface. The mineral resource estimate presented in this report pertains to this recently discovered zone.

All information incorporated into this report was derived from the exploration, development, and production activities carried out by such companies as the Gold Fields de Venezuela ODC Joint Venture (Gold Fields) and ValGold and from such public domain sources as academic journals and various reports that are publicly available via the Internet.

The Qualified Person who prepared the resource estimate is Reno Pressacco, P. Geo., who holds the position of Associate Geologist with Micon. Mr. Pressacco has a comprehensive knowledge of the style of mineralization and a working knowledge of the regional geological setting that was developed through his experience in the Guyana Shield region since 2003. His knowledge is augmented by his site visit that was conducted during the November 19th to 22nd, 2007 period where various surface features of the subject property were examined. The altered and mineralized intersections encountered by the recently completed drills holes were also examined at the time of the site visit.

3.0 RELIANCE ON OTHER EXPERTS

Micon has reviewed and evaluated the data pertaining to the mineralization found on the Los Patos property that was provided to it by ValGold and its consultants, and has drawn its own conclusions therefrom. Micon has not carried out any independent exploration work, drilled any holes or carried out any sampling and assaying other than that discussed in this report.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon the data presented by ValGold, and found in various public domain documents in conducting its technical review.

The status of the mining claims or mineral concessions under which ValGold holds title to the mineral rights for these properties has not been investigated or confirmed by Micon, and Micon offers no opinion as to the validity of the mineral title claimed by ValGold. The description of the property, and ownership thereof, as set out in this report, is provided for general information purposes only.

Unless otherwise indicated, all currency amounts are stated in the currency of the United States of America (USD). In the interests of data continuity, all historical information has been converted into the SI system. Consequently, weight will be expressed in kilograms (kg) or metric tonnes (tonnes). However short tons (tons) or pounds (lbs) may also be expressed in the appropriate situations. Frequencies will be expressed in Hertz (Hz), distance will be expressed in metres (m), feet (ft) or kilometres (km) as appropriate, area will be expressed in hectares (ha) or acres (ac), and metal values will be expressed in either percent (%), in parts per million (ppm), or in parts per billion (ppb), or in grams per tonne (g/t). A list of abbreviations that may be used is presented in Table 3.1.

Table 3.1
List of Commonly Used Abbreviations

Abbreviation Unit or Term	Description
AA	Atomic Absorption
ABA	Acid Base Analysis
ADR	Adsorption-Desorption-Recovery
Ag	Silver
amsl	Above mean sea level
ANFO	Ammonium Nitrate Fuel Oil (explosive)
Ar	Argon
As	Arsenic
Asp or Aspy	Arsenopyrite
Au	Gold
°C	Degrees Centigrade
CAD$	Canadian dollar
CEAA	Canadian Environmental Assessment Act
cfm	Cubic feet per minute
CIP	Carbon-in-pulp
cm	Centimeter

Abbreviation Unit or Term	Description
CM	Cubic Meter
Cpy	Chalcopyrite
Co	Cobalt
COG	Cut-off-Grade
Cu	Copper
CUV	Chlorite-talc Ultramafic
°	Degree (degrees)
dia	Diameter
EA	Environmental Assessment
EGL	External Grinding Lengths
EIA	Environmental Impact Assessment
EM	Electromagnetic
EPA	Environmental Protection Act
Fe	Iron
FI	Felsic Intrusive
ft	Foot (feet)
ft^2	Square Foot (feet)
g	Gram
Gal or Gn	Galena
gal	Gallon
g/hr	Grams per hour
g/L	Grams per Liter
g/yr	Grams per year
g/t	Grams Per Tonne
G&A	General & Administration
ha	Hectares
Hg	Mercury
Hp	Horse Power
hr	Hour
Hz	Hertz
ICP	Inductively Coupled Plasma
In	Inch (Inches)
IP	Induced Polarization
IRR	Internal Rate of Return
ISR	Inductive Source Resistivity
K	Potassium
k	Thousand
Kg	Kilograms
km	Kilometer
koz	Thousand Troy Ounces
kt	Thousand Tonnes
kt/yr	Thousand Tonnes per Year
Lb (s)	Pound (s)
LHD	Load Haul Dump
LoM	Life-of-Mine
m	Meter
MCC	Motor Control Center
min	Minute
μ	Micron
mm	Millimeter
MOU	Memorandum of Understanding

Abbreviation Unit or Term	Description
Moz	Million troy ounces
MRO	Mining Rights Only
Mt	Million tonnes
MV	Mafic Volcanic
NaOH	Sodium hydroxide
NaCl	Sodium Chloride
NaCN	Sodium Cyanide
NGO	Non-government Organizations
Ni	Nickel
NPV	Net Present Value
NSR	Net Smelter Return Royalty
O&M	Operating & Maintenance
Oz or oz	Ounce
oz/ton	Ounces per Short Ton
Pa	Pascal
Pb	Lead
Po	Pyrrhotite
ppb	Parts per Billion
ppm	Parts per Million
psi	Pounds per square inch
PSR	Production Stope Ramp
Py	Pyrite
%	Percent
QA/QC	Quality Assurance/Quality Control
Rb	Rubidium
RoM	Run-of-Mine
SAD	Stope Access Drifts
Sb	Antimony
Sph	Sphalerite
Sr	Strontium
SRO	Surface Rights Only
t	Tonne (metric ton) (2,204.6 pounds)
Ton	Short Ton (2,000 pounds)
t/day	Tonnes per day
t/hr	Tonnes per hour
t/yr	Tonnes per year
U	Uranium
VAT	Value Added Tax
Zn	Zinc

Micon is pleased to acknowledge the helpful cooperation of ValGold's management and staff including Mr. Steve Wilkinson, Mr. Tom Pollock, and Mr. Jeff Stuart, all of whom made available any and all data requested, and responded promptly, openly and helpfully to all questions, queries and requests for material.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Los Patos project is located on the Increible 3 mineral concession which is part of a group of concessions that includes the Increible 1 and Increible 5 concessions. In all, the three concessions cover an area of approximately 15,000 hectares and are located approximately between latitude 7°21'N and 7°29'N and between longitude 61°50'W and 61°39'W. The concessions are located in the north eastern part of the El Callao mining district, Bolivar State, Venezuela and are approximately 11 kilometers north east of the town of El Callao (Figure 4.1). The area of the Increible 3 concession is 4,987.30 hectares.

Details pertaining to the individual mineral concessions are listed in Table 4.1 and their locations are shown in Figure 4.2. Micon believes that the boundaries of the mineral concessions are defined by means of latitude and longitude designations. The location of the known mineralized zones relative to the Increible 3 concession boundaries are shown in Figure 4.3. In order to maintain the Increible concessions in good standing, ValGold must pay annual fees in the amount of USD$50,000. To Micon's knowledge, there are no royalties, back-in rights, payments or other agreements and encumbrances to which the property is subject.

Based upon its review of the property during its site visit, Micon has not identified any significant environmental liabilities relating to the property.

The following permits are required to carry out the contemplated exploration program in Venezuela:

- Occupation of Territory Permission (Permission to Occupy Territory).
- Affectation Permit.
- Fuel Transport Permit.

Table 4.1
List of Mineral Concessions, El Callao Area.

Concession	Date of Registration	Expiry Date	Area (ha)	Annual Renewal Fees (USD$)
Increible 1	Nov. 12, 1992	Nov 12 2012	5,000.00	$16,722
Increible 3	Nov. 12, 1992	Nov 12, 2012	4,981.30	$16,660
Increible 5	Nov. 12, 1992	Nov 12, 2012	4,968.91	$16,618
Total			**14,950.21**	**$50,000**

Figure 4.1
Location of the Los Patos Project


CARIBBEAN OCEAN
Caracas
Increible Concessions
VENEZUELA
ORINOCO BASIN
PROJECT AREAS
LEGEND
BRAZIL
200 km

Figure 4.2
Location of the Increible 3 Mineral Concession.


LA INCREIBLE
Increible 3 Concession
CHOCO 10 AU MINE
El Callao
TOMI MINE
Tumeremo
N
VUELVAN CARAS
VENEZUELA
El Dorado
CHICANAN WEST
GUYANA
LAS CRISTINAS DEPOSIT 17.7 M oz. Au
Km 88
BRISAS DEPOSIT 12.4 M oz. Au
CHICANAN EAST
0
50 km
Scale

Figure 4.3
Location of Increible 3 Concession Boundary and Mineral Resources, Los Patos Project



7000N
6000N
5000N
4000N
3000N
2000N
1000N
0N
0E
1000E
2000E
3000E
4000E
5000E
6000E
7000E
Increible 3
Concession Boundary
N
Quartz Hill
Los Patos Deposit
Patos South
1,000 m

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The accessibility, climate, local resources, infrastructure, and physiography for the El Callao area have been described in Leader et al. (2007) as follows:

> "The El Callao area lies in an area of low hills between elevations 200 m and 300 m above sea level. The area is partly savannah and partly tropical forest. The soil is nutrient-poor and present land use is confined to rural cultivation, cattle ranching and *minero* (small mining) activity. The climate is tropical, with temperatures averaging around 25.7° C and humidity ranging from 76% to 82%. The average annual precipitation at El Callao is 1,325 mm per annum. The heaviest rainfall occurs during the months from June to August, which average 150 mm of precipitation per month. During the remainder of the year the rainfall is about 80 mm per month except in the dry season from February through March when precipitation is about 36 mm per month. The average annual evaporation is about 1.78 m per year.
>
> A paved secondary road passes through the area and provides access to the town of El Callao. El Callao has a population of approximately 25,000 and is the centre of population in the area. It is a historic gold mining centre and a number of present and past producing mines are located nearby. The main highway, between the regional centre of Puerto Ordaz, a major city on the Orinoco River 190 km to the north, and other gold mining centres of El Dorado and Kilometre 88, and the Brazilian frontier to the south, passes through El Callao. The concession area is mostly unused for agricultural activity apart from ranching and grazing and the gently sloping topography provides suitable and adequate locations for project infrastructure and potential waste storage and tailings storage areas.
>
> A major high voltage 400 kV electrical supply line carrying power from the Guri dam, and destined for Brazil, passes near El Callao. A substation about 5 km from the Choco concessions supplies power to El Callao. A potential water supply is from the Yuruari River from which other local mines and the El Callao municipality draw water.
>
> Most of the personnel working at the mines live in and around El Callao. The population is familiar with mining and can provide the majority of a mine labour force. Mine supervision and technical support can be provided by contract expatriate staff that is housed in staff quarters on the outskirts of El Callao."

6.0 HISTORY

In 1992 Gold Fields Venezuela Limited (Gold Fields) formed a joint venture with a Venezuelan company by the name of Consorcio Minero Laguna Santa Rita C.A. (CMLSR) to fund and explore for gold on the Increible concessions. Over the following two years Gold Fields carried out a program of geological mapping, trenching, soil sampling and drilling completing 35 diamond drill holes totaling 4,719 meters. Most of this work was focused along the Los Chivos Shear Zone which traverses the central portion of the Increible 3 concession. Gold Fields also focused its attention in the area adjacent to the small Santa Isabel mine in the Increible 5 concession.

Soil sampling along the Los Chivos Shear Zone identified a number of soil anomalies including those at Los Patos, Patos South, Patos Central, El Totumo, Los Chivos and Los Chivos West (Figure 6.1). All of these soil anomalies were tested by a number of shallow diamond drill holes in 1994 and, although encouragement was obtained at some of the targets including Los Patos, the company believed that further drilling was not warranted. Little work was carried out by Gold Fields during the following years, and in 2002 the company terminated its joint venture with Honnold Corp., the parent company to CMLSR.

Figure 6.1
Summary of Soil Sample Results, Increible 3 Concession


642000 E
644000 E
646000 E
N
CHIVOS WEST
EL TOTUMO WEST
EL TOTUMO
LOS PATOS
PATOS SOUTH
LOS CHIVOS
EL TOTUMO SOUTH
824000 N
PATOS CENTRAL
QUARTZ HILL
LEGEND
Alluvium
Chert, metasediment
Basalt, andesite, dacite, tuff
Sandstone, shale
Gold Fields Limited drill hole
Valgold drill hole (prefix LI307-)
Soil geochemistry - Au ppb
>800
400-800
200-400
100-200
50-100
0
1000 m
Scale
June 2007

In October 2007, ValGold Resources Ltd. completed its purchase of Honnold Corp. and its subsidiaries (including CMLSR) from Cisneros Organization, a private Venezuelan company based in Caracas. Through its subsidiaries Honnold held the mineral title to not only the three Increible concessions but 18 other concessions also located in Bolivar State. Details of the transaction can be found in ValGold's news release dated November 6, 2007.

There has been no production from the Increible 3 concession other than by small artisanal miners.

7.0 GEOLOGICAL SETTING

7.1 REGIONAL GEOLOGY

A description of the regional geological setting is provided in Leader et al. (2007) as follows:

> "The mineral concessions are located within the Guyana Shield, which occupies the northern part of the Amazon Craton between the Amazon and Orinoco river basins. The geology of the Guyana Shield as a whole is poorly known, reflecting minimal development, limited access, as well as intense tropical weathering and cover across this large area. It has been subdivided into three major geological entities: i) Archaean rocks of the Imataca Complex; ii) Palaeoproterozoic Trans-Amazonian granite-greenstone belts; and iii) Palaeoproterozoic sedimentary and igneous rocks of the Roraima Group, Uatumã Group and the Avanavero Suite. The majority of gold mineralization is hosted by the greenstone belts; some of the more important of these include the Pastora Supergroup and Botanamo Group in Venezuela, the contiguous Barama-Mazaruni Groups in Guyana, the Marowijne Group in Suriname, and the Maroni Group in French Guiana (Figure 7.1). The concessions cover oxide and sulphide gold mineralization located within the Guasipati Greenstone Belt in the Pastora Palaeoproterozoic Province."

Figure 7.1
Regional Geology of the Northern Guyana Shield With Major Gold Deposits and Resource Ounces


Ciudad Bolivar
Los Patos Deposit
Georgetown
Paramaribo
Cayenne
South America
GUYANA
SURINAME
BRAZIL
Phanerozoic Cover
Palaeoproterozoic greenstone belts
Palaeo-Mesoproterozoic sediments and volcanics
Archean metamorphic terrane (Imataca)
Palaeoproterozoic undifferentiated granitoids

"Greenstone belts across the shield are dated to between 2250 and 2110 Ma for the metavolcano-sedimentary sequences and between 2250 and 1900 Ma for the associated granitoid complexes. The volcano-sedimentary packages and early granitoids were metamorphosed, deformed and mineralized during the Trans-Amazonian Orogeny, dated from approximately 2200 to 1900 Ma. This orogeny caused the accretion of various volcanic centres (the precursors of greenstone belts) around Archaean palaeocontinents including the Imataca Complex in Venezuela. The Palaeoproterozoic greenstone belts and granitoid complexes are separated from the Imataca Complex by the Guri Structure, a major east-northeast-trending ductile shear zone (see Figure 7.2). At a regional scale, many gold deposits of the Guyana Shield are located in close proximity to, but not on, major shear zones as is typically the case for orogenic/mesothermal gold deposits."

Figure 7.2
Geology of the Guasipati Greenstone Belt Showing Selected Major Gold Deposits


64°W
63°W
62°W
61°W
60°W
0 25 50 75 100 Kilometers
Orinoco River
Quaternary Cover
Imataca Complex
Guri Fault
8°N
Guasipati Belt
Los Patos Deposit
Choco 10
Colombia
7°N
Greenstone Belts
El Dorado-Marwani Belt
Au Resource
>2 Moz
1 - 2 Moz
0.5 - 1 Moz
< 0.5Moz
Supamo Complex
Brisas
Las Cristinas
6°N
GUYANA

"The Trans-Amazonian Orogeny has been constrained between 2120 and 2095 Ma for the Omai region in Guyana. The only radiometric age of gold mineralization also comes from Omai, dated at ca. 2000 Ma. The sparse dating has led to a model in which deposition of volcano-sedimentary sequences occurred between 2250 and 2110 Ma, with subsequent peak metamorphism of the supracrustal rocks from 2120 until 2090 Ma. Metamorphism at depth of

higher-grade rocks then continued until 1950 Ma when metamorphic fluids were released at depth and migrated towards the surface, mineralizing the supracrustal rocks. This model is commonly invoked to explain the source of mineralizing fluids in orogenic gold deposits.

Venezuela has a long history of gold production. The most important area was the El Callao mining district. The El Callao mine is considered to have been the most productive gold mine in the world during the latter part of the 19th century. As of 1995, more than 260 gold-bearing quartz veins were known to exist in the district (MDA 2005)."

7.2 LOCAL GEOLOGY

The local geological setting has been summarized by Misiewicz (1994) as follows:

"Geological mapping has been completed at a scale of 1:10,000 despite the very poor outcrop and exposure. The surface geology has been extensively masked as a result of saprolitization, laterite formation, extensive quartz stonelines and by recent colluvium and alluvium in low lying topography (Misiewicz & Picken, 1994). Although simple soil colour mapping and presence of quartz vein scree can only be mapped in many parts, the technique has provided valuable information on the stratigraphy and has located important geological contacts that have been the focus of detailed exploration.

The results of the geological mapping displayed in Figure 7.3 reveal a complex volcanic and sedimentary succession that has been strongly folded and sheared. The succession in Increible 3 is predominantly a sedimentary sequence. Graded arkosic sandstone, siltstone and shale turbidite-like cycles are interpreted to represent epiclastic sedimentation in southern parts. A major geological break occurs in the central parts where a period of depositional quiescence is replaced by active volcanism and exhalative activity. Basalt, andesite, dacite and tuffs are present forming a narrow unit which is approximately 200 metres wide. Intense shearing and emplacement of veins quartz are associated with it.

The mafic unit referred to as the Los Chivos Unit corresponds with the position of elevated gold concentrations in soils and a reduction to pole ground magnetic highs. At surface it is represented by a linear topographic ridge. It grades into chert, fine grained epiclastic tuffs, quartzite and manganese rich horizons. In northern areas quartz porphyries interpreted as dacite form prominent outcrops. These are bounded by a sequence of phyllites, siltstones, ferruginous quartzites and quartzites (Stefan and Martin, 1994b).

The geology in Increible 5 is primarily a volcanic sequence comprising a series of inter-gradational lavas ranging from basaltic through to andesite to rhyodacite with agglomeratic and tuffaceous intervals. Hypabbysal gabbroic bodies are believed to have been intruded into regional fold hinges. The main alteration in the above samples are carbonatisation, chloritisation, silicification, tourmalinisation and sericitisation, with minor albitisation in more intensely sheared rocks. Within Increible 1, exposure is very limited, but a sequence of

basalt, schist, and metasediment has been mapped in trench and surface exposures and inferred on the basis of soil colour.

The geology has been subject to a principle deformational phase of north-south compression that has resulted in a strongly folded, sheared and tilted stratigraphy with a subvertical dip to the south and a gentle plunge to the east. An oblique right lateral strike-slip shear movement is interpreted to have occurred preferentially along lithological contacts, in particular, along the Los Chivos Unit. In the south eastern corner of Increible 1, the lithologies curve from a dominantly east-west orientation into a north east to south west trend. This curving in the stratigraphy is important regarding the formation of favourable structural traps for gold concentration. Results from the geological mapping have shown that there is a fundamental relationship between the distribution of mafic lithologies and gold mineralization on both the regional and concession scale. The association is related to shearing developed along lithological competency contrasts within mafic volcanic sequences and at mafic-sediment contacts."

Figure 7.3
General Geology of the Increible 1, 3 and 5 Areas


7°30'
620000 E
61°45'
640000 E
820000 N
LEGEND
Gabbro & noritic diabase
SUPAMO COMPLEX: granite and feldspathic gneiss
CABALLAPE FM.
YURUARI FM.
CICAPRA FM.
EL CALLAO FM.
Fault
Selected operating gold mine
Gold occurrence / working mine
Aeromagnetic anomaly
GUASIPATI FAULT
INC-1 (VALGOLD)
INC-3 (VALGOLD)
INC-5 (VALGOLD)
CHIVOS SHEAR ZONE
Charlie Richards
LA TOMI (Crystallex)
INC-4B
INC-4A
(Medoro Res.)
NACUPAY FAULT
INC-6 (Rusoro Mining)
La Victoria (Crystallex)
El Callao
Colombia (Minerven)
(Hecla)
Choco 10 (Gold Fields)
Yuruari R.
0
5 km
Scale
N

Geological mapping at the Increible 3 concession has outlined the presence of a series of east-west striking, intercalated bands of sedimentary rocks and mafic metavolcanic rocks. This assemblage has been deformed by the Los Chivos Shear Zone which has been traced across the entire width of the concession (Figure 7.4).

Figure 7.4
Local Geology of the Increible 3 Concession.



640000 E
645000 E
820000 N
N
INC-3
INC-5
LOS JULIANES
LOS PATOS
PATOS SOUTH
CHIVOS WEST
CHIVOS SHEAR ZONE
EL TOTUMO
LOS CHIVOS
PATOS CENTRAL
QUARTZ HILL
EL ARBORITO
POZO GIRON
ISABEL WEST
SANTA ISABEL
La Toma
June 2007
LEGEND
Rhyodacite: chloritoid-rich
Dacite
Mudstone
Phyllite
Quartzite
Manganiferous phyllite
Los Chivos Unit: Basalt, tuffaceous carbonate sericite schist, chert, magnetite quartzite
Siltstone, greywacke, arkose, tuff, tuffaceous agglomerate, chert
Andesite, basalt
Fault
Showings/targets
0
2 km
Scale

8.0 DEPOSIT TYPES

The gold mineralization discovered at the Los Patos deposit is hosted chiefly by sheared metavolcanic rocks of mafic composition and is an example of a mesothermal gold deposit of Proterozoic age. A description of this style of gold mineralization is provided by Hodgson (1993):

> "Mesothermal gold deposits are mostly quartz-vein-related, gold-only deposits with associated carbonatized wall rocks. They occur in low- to medium-grade metamorphic terranes of all ages, but only in those that have been intruded by granitoid batholiths. A numerically minor subgroup of these deposits occurs in high-grade terrains and has calc-silicate mineral alteration zones. The deposits are characterized by a high gold/silver ratio, great vertical continuity with little vertical zonation, and a broadly syn-tectonic time of emplacement. Commonly associated minerals include pyrite (less commonly pyrrhotite), the common base-metal sulphides, arsenopyrite, tourmaline and molybdenite. Mineralization may occur in any rock type and ranges in form from veins, to veinlet systems, to disseminated replacement zones. Most mineralized zones are hosted by and always related to steeply dipping reverse- or oblique-slip brittle-fracture to ductile-shear zones. In mechanically anisotropic host-rock sequences, the shear zones typically are controlled by pre-existing anisotropies like volcanic flow contacts, dykes and early veins. Shear-zone dilation is commonly the result of interference between interesting sets of shear zones and is part of bulk inhomogenous flattening in the seismogenic regime of the crust where fluid pressure varied cyclically between sub-lithostatic and supra-lithostatic. At a regional scale, the deposits occur in prograding arc-trench complexes in association with major transcrustal fault zones, linear belts of fluviatile to shallow-marine sedimentary rocks, and small felsic alkalic and trondhjemitic intrusions, a co-spatial assemblage of structures and rocks that developed after the main period of accretion-related contractional deformation, but before much of the metamorphism and penetrative fabric. Ore fluids are CO2 rich and have been variously attributed to magmas, metamorphic devolatilization of supracrustal rocks and mantle degassing; most current opinion favours devolatilization of subcreted volcanic and sedimentary rocks, with modification by interaction with the crustal column between the sites of fluid generation and ore deposition."

9.0 MINERALIZATION

The host rocks on the property comprise a series of mafic metavolcanics that locally contain intercalated meta-sediments. All stratigraphic units have been subjected to prolonged weathering such that a thick profile of saprolite (on the order of 30 metres) has been developed throughout much of the property. For the most part this saprolite comprised thoroughly weathered material, however as the bedrock contact is approached the degree of weathering decreases gradually such that a transition zone termed "Saprock" is present at or near the bedrock contact. This saprock layer comprises a mixture of saprolite and bedrock fragments in variable degrees of weathering. Both the stratigraphy and the Los Chivos Shear Zone are interpreted to dip steeply to the south.

The gold mineralization at the Los Patos project is hosted by the Los Chivos Shear Zone, a zone of high strain that strikes in an easterly direction and has been interpreted to be present along the entire width of the property. This high strain zone has imparted a very strong foliation to the rock types (Figure 9.1). Alteration assemblages that are associated with the gold mineralization include the development of chlorite, sericite, ankerite and dolomite in variable amounts and proportions (Figure 9.2). Quartz veining is also present locally, occurring as thin bands (2-5 cm) of quartz that are oriented parallel to the foliation, or as irregularly shaped pods and as ptygmatically folded masses of quartz that cross-cut the foliation (Figure 9.3). Gold values have also been located on surface by means of chip-channel sampling of the walls of trenches that were excavated in the saprolite using hydraulic excavators.

Pyrite can also be present locally within the alteration zone (Figure 9.4). The pyrite typically occurs as fine to medium grained disseminations and, to a minor degree, as thin (1-5 mm) veinlets and stringers. This alteration assemblage occurs as a broad band that roughly parallels the dip of the host stratigraphy and the foliation (Figure 9.5), however the alteration zone can locally occur in a cross-cutting orientation (Figure 9.6).

Gold values occur mostly within the confines of the alteration zone and appear to occur as isolated pods of higher grades that are located at various positions relative to the alteration zone boundaries and that exhibit limited continuity between drill holes (Figure 9.7). On the basis of its examination of the drill core and from its experience with this style of mineralization, Micon agrees with ValGold's view that the distribution of the gold is related to the presence of local bands, pods, and small lenses of quartz-pyrite-sericite-carbonate that are oriented sub-parallel to the foliation in an en-echelon manner. Within the saprolite and saprock layers, gold values are believed to be localized substantially in their original orientations, with the exception that here the host lithologies comprise various clay minerals.

Figure 9.1
Example of Strong Foliation in Drill Hole LI307-07, Los Chivos Shear Zone, Los Patos Project
Assays: 71.0-72.0 m: 0.63 g/t Au.


68
68
DDH 7
71
71m

Figure 9.2
Example of Quartz-Sericite-Ankerite Alteration, Drill Hole LI307-07, Los Patos Project
Assays: 85.0-86.0 m: 39.03 g/t Au.


83
DDH 7
85.5m
87

Figure 9.3
Example of Foliation-Parallel and Ptygmatically Folded Quartz Veins, Drill Hole LI307-09, Los Patos Project
Assays: 205.0-206.0: m 10.95 g/t Au, 206.0-207.0 m: 6.70 g/t Au.


DDH 9
206m

Figure 9.4
Example of Disseminated Pyrite Associated With Alteration and Gold Mineralization, Drill Hole LI307-07, Los Patos Project
Assays 91.0-92.0 m: 13.37 g/t Au.


DDH.7
91m
91

Figure 9.5
Cross Section 5500E (Looking West), Los Patos Project
(Green=Mafic Volcanic Rocks, Grey=Sedimentary Rocks, Brown=Saprolite & Saprock, Yellow=Alteration Zone)


LI307-34
LI307-32
LI307-22
LI307-10
LI307-03
LI307-02
150Z
50Z
-50Z
3000N
3100N
3200N
3300N
3400N

Figure 9.6
Cross Section 5580E (Looking West), Los Patos Project
Colour Codes as Above.


LI307-30
LI307-23
LI307-11
LI307-21
LI307-20
LI307-07
150Z
50Z
-50Z
3000N
3100N
3200N
3300N
3400N

Figure 9.7
Cross Section 5500E (Looking West), Los Patos Project
Assay Codes: Cyan<0.5 g/t Au, Purple 0.5-3.0 g/t Au, Red >3.0 g/t Au.


LI307-34
LI307-32
LI307-22
LI307-10
LI307-03
LI307-02
150Z
50Z
-50Z
3000N
3100N
3200N
3300N
3400N

Figure 9.8
Cross Section 5540E (Looking West), Los Patos Project, Venezuela.
Cyan<0.5 g/t Au, Purple 0.5-3.0 g/t Au, Red >3.0 g/t Au.


LI307-33
LI307-31
LI307-12
LI307-09
LI307-06
LI307-05
150Z
50Z
-50Z
3000N
3100N
3200N
3300N
3400N

10.0 EXPLORATION

The only work carried out on the Increible 3 concession by ValGold has included a diamond drill program which was initiated mid-March and ended in late July 2007. A total of 35 diamond drill holes were completed for a total accumulated length of 9,318 metres. Major Drilling International Inc. was contracted to do this drill program.

Twenty-eight of the holes targeted the Los Patos occurrence for a total accumulated length of 7,971 metres. The remaining seven holes were used to test the gold-bearing potential of three nearby occurrences referred to as Los Patos South, Los Patos Central and Quartz Hill. All the drill collars were surveyed in relative to the field grid established by Gold Fields and the drill hole deviation was determined by the use of Reflex measurements that were taken down each hole at 100 metre intervals and at the bottom of the hole. Each collar is also marked by a concrete block with a plastic pipe inserted into the top portion of the hole.

With the exception of the one hole drilled at Quartz Hill, all of the drill holes were designed to follow-up on gold targets previously outlined by Gold Field's work conducted in the early 1990's. The main Los Patos occurrence received the most drilling and was tested with eight shallow holes. While these holes intersected sub-economic gold grades, they did suggest that the mineralization plunged to the southeast. A small number of drill holes were recommended by Gold Fields to test this premise but they were not completed. Based on this historical data ValGold targeted the potential depth extension to the southeast of Gold Field's drill holes and immediately intersected promising gold grades over appreciable widths.

11.0 DRILLING

A description of the drilling methods employed by ValGold were described in Chapter 10, above.

12.0 SAMPLING METHOD AND APPROACH

The geologist marked those intervals of core to be sampled for analysis. The lengths of the samples were a constant length of 1 metre. Aside from a few narrow intervals of fault gouge and blocky core, no drilling, sampling, or recovery factors were encountered that would materially impact the accuracy and reliability of the analytical results from samples of this drill core. The drill core provided samples of high quality, which were representative of any alteration, veining, or sulphide accumulations that were intersected by the drill hole. No factors were identified which may have resulted in a sample bias.

The core was then transferred to the core technician. The technician then proceeded to separate the core into two halves by means of cutting the samples using an electrical core saw equipped with a diamond impregnated blade. One half of the core was placed into an 8-mil plastic bag that was subsequently delivered to the assay laboratory. The remaining half of the core was returned to the core box for future reference. The core technician assigned an identification number to the sample using a uniquely numbered sample tag. One tag was placed into the assay sample bag, while the second tag was placed into the core box at the appropriate location. Once all designated samples had accumulated, they were transported under the direct supervision of the field crew to the sample receiving facilities of either Triad or Acme laboratories. Once all the samples had been split, the remaining core was stored in a secure location in Tumeremo.

A listing of the drill hole intersections for the Los Patos deposit contained within the model of the alteration zone was extracted from the drill hole database and is presented in Table 12.1.

Table 12.1
List of Significant Gold Assays Contained Within the Model of the Alteration Zone, Los Patos Deposit.

Hole ID	From	To	Length (m)	Au g/t
LI307-01	87.00	113.40	26.40	1.16
LI307-02	97.30	146.10	48.80	0.62
LI307-03	125.20	182.80	57.60	1.12
LI307-04	63.00	115.50	52.50	1.23
LI307-04	140.00	147.20	7.20	4.19
LI307-05	92.00	147.00	55.00	0.78
LI307-06	126.40	189.15	62.75	1.64
LI307-07	83.40	94.10	10.70	6.50
LI307-07	109.13	121.05	11.92	1.89
LI307-09	169.10	230.20	61.10	2.46
LI307-10	173.00	224.70	51.70	1.72
LI307-11	174.00	191.25	17.25	0.09
LI307-11	209.00	248.60	39.60	2.81
LI307-12	213.35	265.45	52.10	1.05
LI307-20	111.25	123.70	12.45	3.50

LI307-20	137.00	158.00	21.00	0.81
LI307-21	143.20	163.50	20.30	1.34
LI307-21	217.00	247.00	30.00	1.66
LI307-22	209.50	263.50	54.00	1.00
LI307-23	209.00	229.00	20.00	1.00
LI307-23	239.00	274.65	35.65	1.29
LI307-24	167.22	201.07	33.85	1.64
LI307-25	177.00	193.35	16.35	0.17
LI307-26	179.55	196.60	17.05	0.72
LI307-26	233.70	286.30	52.60	0.24
LI307-27	236.80	240.90	4.10	4.37
LI307-27	256.00	258.30	2.30	0.69
LI307-27	265.90	274.45	8.55	0.08
LI307-28	218.54	224.38	5.84	0.09
LI307-28	273.75	278.00	4.25	1.22
LI307-28	305.97	317.91	11.94	0.38
LI307-29	252.10	254.90	2.80	0.04
LI307-29	302.88	312.10	9.22	2.70
LI307-29	333.90	343.10	9.20	0.06
LI307-30	253.00	309.44	56.44	1.04
LI307-31	248.00	294.77	46.77	0.57
LI307-32	254.30	309.00	54.70	0.61
LI307-33	293.61	334.00	40.39	0.28
LI307-34	289.50	337.00	47.50	0.84
LI307-35	286.43	290.31	3.88	0.01
LI307-35	337.50	346.20	8.70	5.63
LI307-35	361.69	364.70	3.01	0.57

13.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

The samples including blanks and standards were hand delivered initially to Triad Laboratories Inc. which were based in El Callao, but the samples later were delivered to the Actlabs Venezuela C.A. facility that is based in Tumeremo. Neither Triad nor Actlabs have achieved certification under the ISO system, however Triad Laboratories does participate in the international Round Robin testing program conducted by Geostats Pty located in Perth, Australia. After all the assay results had been received, a number of pulps from the mineralized zones were sent to SGS Mineral Services in Toronto for check assays. Standards and blanks were once again inserted into the sample stream at a rate of 1-in-20. A summary of the Quality Assurance/Quality Control (QA/QC) measures that were employed and their results are presented in Appendix I. A summary of the analytical procedures employed by Triad Laboratories is presented in Appendix II.

Micon has reviewed the sample collection, sample preparation, security, and analytical procedures that were followed during the 2007 diamond drilling program. It concludes that the procedures followed are adequate to ensure a representative determination of the metal contents of any intervals of veining, alteration, or sulphide accumulations that were observed in the drill core.

14.0 DATA VERIFICATION

During its site visit Micon examined the general surface conditions in the area of the Los Patos deposit and witnessed evidence of drilling activities and viewed the location of the filled-in trenches completed by Gold Fields. Micon then examined examples of the host lithologies, structure, alteration and mineralization in drill holes LI307-04, -09, -10 and -35. Representative photos of the structure and mineralization have been presented in Chapter 9 above. During the course of this examination, the features described in the drill core logs were compared with those observed in the selected sections of the drill core with no significant discrepancies noted.

Micon then collected a total of eight samples of half-core of the mineralized intersection in drill hole LI307-07 and forwarded these samples to the preparation facilities of ALS Chemex Laboratories in Thunder Bay, Ontario. There the samples were prepared for assaying by Fire Assay with an Atomic Absorption Finish (ALS Method Code Au-AA23). Any samples found to contain greater than 10 g/t Au were re-assayed using a Fire Assay with a Gravimetric Finish (ALS Method Code Au-Gra21).

A scanned copy of the analytical certificate is provided in Appendix III. The results of these check assays are compared with the original metal contents determined by Triad Laboratories and the check assaying completed by SGS Mineral Services in Table 14.1.

Table 14.1
Comparison of Gold Values of the Check Assaying Program to Original Triad Values and SGS Check Assaying

Sample No	From	To	Triad Original Assay (Half Core)	SGS Check (Pulps)	Micon Check (2nd Half Core)
62422	199	200	2.248	2.05	0.913
62423	200	201	2.889	2.34	3.25
62424	201	202	11.281	8.98	14.35
62425	214	215	8.984	7.72	9.93
62426	215	216	1.853	0.538	2.66
62427	216	217	1.637	6.36	5.16
62428	217	218	0.042	0.051	0.025
62429	218	219	10.471	8.28	10.3

The selection of a small number of samples cannot be used to draw broad-scale conclusions regarding the accuracy and precision of the quality of the assaying. However it can be seen that the gold values in the second half of the core generally vary quite substantially, suggesting that the nature of the gold particles is causing a "nugget effect" upon the assaying results. Further work will likely be required to determine the cause of this variation and to identify methods and procedures to mitigate this variability. The results of the re-assaying program described in Appendix I can likely be used as a guide.

Micon is satisfied that it has substantially confirmed the metal values determined by ValGold in drill hole LI307-07.

15.0 ADJACENT PROPERTIES

A summary of adjacent properties has been presented in Leader et al. (2007) as follows:

> "In the El Callao Gold district, the gold deposits are aligned in a broad east-northeast trend which mimics the Guri Fault trend to the north. It is noteworthy that all major deposits lie close to and/or to the north of the Laguna magnetic high (Figure 15.1), a feature which is believed to mark an important structure in the greenstone. Most of the deposits are hosted in the volcanic and volcaniclastic rocks of the Pastora Supergroup (e.g. Choco 10, Colombia, Sosa Mendes/Union and Isidora) and less significantly in the overlying Botanamo Group (e.g. Tomi).
>
> Gold deposits in the district highlight the potential for both high-grade, low-tonnage deposits such as the historical El Callao mine and Hecla's Isidora mine (formerly Mina Chile) as well as low-grade, higher-tonnage deposits such as La Victoria and Choco 10."

Figure 15.1
Regional Map (radar image) of the El Callao Gold District


Increible 6
7.4Mt @ 2.9g/t
(690koz)
(as at Dec. 2006)
La Victoria
15Mt @ 3.3g/t
(1.6Moz)
Laguna
1.6Mt @ 15.5g/t
(0.8Moz)
El Callao Town
El Callao
0.7Mt @ 60.9g/t
(1.4Moz)
40km
Sosa Mendez / Union
3.1Mt @ 9.8g/t
(1.0Moz)
Choco 10
17.7 Mt @ 3.22g/t
Colombia
10.8Mt @ 15.7g/t
(5.4Moz)
Laguna
Magnetic High
Chile
0.9Mt @ 34.0g/t
(1Moz)
N

The following information on adjacent properties is taken from publicly available documents, but Micon has been unable to verify this information and this information is not necessarily indicative of the mineralization on the property that is the subject of this technical report.

15.1 LA VICTORIA AND TOMI MINES

The La Victoria and Tomi mines of Crystallex International Corporation are located approximately 25 and 40 km, respectively, northeast of the Choco 10 mine. Mineral Resource and 2006 production figures are shown in Table 15.1.

Table 15.1
La Victoria and Tomi, Production and Resources

Category	Thousand Tonnes	Grade (g/t Au)	Thousand Ounces Gold
La Victoria Indicated Resources	2.4	4.5	349
Tomi Indicated Resources	0.013	18.3	8
La Victoria 2006 Gold Production	-	-	41
Tomi 2006 Gold Production	-	-	3

15.2 ISIDORA MINE (MINA CHILE)

The Isidora mine of Hecla Mining Company is located approximately 15 km east of the Choco 10 mine. The proven and probable reserves remaining at Isidora as of December 31, 2006 are shown in Table 15.2 (Source: http://www.hecla-mining.com).

Table 15.2
Isidora Mine Proven and Probable Reserves, December, 2006

Category	Thousand Tons	Grade (oz/t Au)	Thousand Ounces Gold
Proven & Probable Reserves	351,288	0.88	307,400

15.3 COLUMBIA MINE

The Columbia mine of CVG-Minerven (a corporation owned by the Venezuelan Government) is located approximately 25 km east of Choco 10 near the town of El Callao.

Production in 2004 was 100,906 ounces (256,339 t at 13 g/t Au) and reserves were stated at 1.6 Mt at a grade of 9.2 g/t Au with ore shoots grading up to 60 g/t Au, (Channer, Graffe, and Vielma, 1996 – SEG Newsletter).

CVG Minerven owns a number of the adjacent concessions as presented in Figure 15.2. Choco 5, located immediately west of Choco 10 and 4 is being explored by Gold Reserve Inc., which may take over ownership if a production decision is made (Source: http://www.goldreserveinc.com).

15.4 INCREIBLE 6 DEPOSIT

The Increible 6 project is owned by Rusoro Mining Ltd. (Rusoro) and located approximately 20 km northeast of the Choco 10 mine. To date, Rusoro has published an

indicated resource of 23.45 Mt grading 2.11 g/t Au, as well as an inferred resource of 17.53 Mt grading 1.95 g/t Au, at a 0.5 g/t Au cut-off grade (Rusoro website (http://www.rusoro.com), November 15, 2007 press release). Rusoro operates five additional exploration projects in the district.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

ValGold has not carried out any metallurgical tests in respect of the newly discovered gold mineralization at the Los Patos deposit. Micon recommends that preliminary testing be carried out to examine the broad-scale metallurgical characteristics of the saprolite- and fresh-rock hosted gold mineralization at Los Patos.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1 MINERAL RESOURCE ESTIMATION METHODOLOGY

Given that the mineralization at Los Patos is located within a wide zone of alteration that is near surface, this mineral resource estimation exercise examines the economic viability of extraction of the material on the basis of using open pit mining methods. On the basis of current cut-off grades that are employed at nearby mining operations such as the Tomi mine, Micon believes that a cut-off grade of 0.5 g/t Au is a reasonable choice for this exercise. Examination of the spatial continuity of those assays greater than 0.5 g/t Au within the alteration zone at Los Patos and within the saprolite layers suggests limited continuity of individual assays, or groups of higher grade assays, from drill hole to drill hole which is in keeping with the conceptual view that the mineralization occurs as small, en-echelon pods as described in Chapter 9 above. Consequently, Micon believes that the appropriate modeling approach to use for this mineralization is to consider all of the assays that are contained within the alteration envelop as the mineralized population and to create a block model accordingly.

17.1.1 Database Description

The drill hole database was supplied in the form of Excel spreadsheets that contained such information as drill hole collar location, down-hole survey information, lithological codes and the assay results. These data were imported into a drill hole database that was constructed in the Surpac Mine Modeling version 6.0.1 software using the MS Access data format. The raw drill hole information was imported into the appropriate tables, and several other tables were created in the database to store such information as the codes for the solid model flags and the composited drill hole data. A summary of the database is provided in Table 17.1. A drill hole collar plan of these drill holes is presented in Figure 17.1 and a listing of the drill hole collar information is provided in Table 17.2. In addition to drill hole information, assay information from five trenches excavated and sampled by Gold Fields was included into the database. The position of the trenches were entered into the database as pseudo-drill holes that were oriented to due north and having dips of zero degrees. The hole names for these trench samples were assigned with the "TR" prefix.

Table 17.1
Summary of the Drill Hole Database, Los Patos Project

Table Name	Data Type	Table Type	Records
assay_raw	interval	time-independent	9,385
au_cap4_25	interval	time-independent	0
collar			42
flag_altn	interval	time-independent	42
litho	interval	time-independent	324
saprolite_flag	interval	time-independent	3
styles			23
survey			103
translation			0

Figure 17.1
Drill Hole Collar Plan, Los Patos Deposit. Grid in metres.


3350N
3250N
3150N
3050N
2950N
5250E
5350E
5450E
5550E
5650E
5750E
5850E
5950E
6050E

Table 17.2
List of Drill Hole Collar Locations, Los Patos Deposit

Hole Id	Northing	Easting	Elevation	Length (m)	Dip	Azimuth
LI307-01	3220.00	5500.00	185.00	152.00	-46.80	2.10
LI307-02	3180.00	5500.00	184.53	200.00	-40.80	1.10
LI307-03	3140.00	5500.00	183.81	251.50	-41.40	5.30
LI307-04	3220.00	5540.00	185.68	187.50	-44.60	2.80
LI307-04A	3220.00	5540.00	185.68	51.50		
LI307-05	3180.00	5540.00	185.15	251.00	-45.40	0.40
LI307-06	3140.00	5540.00	184.39	300.50	-44.50	359.80
LI307-07	3220.00	5580.00	186.54	190.50	-43.10	0.90
LI307-08	3220.00	5620.00	187.58	151.50	-45.50	2.40
LI307-09	3100.00	5540.00	183.40	250.50	-45.80	3.20
LI307-10	3100.00	5500.00	185.14	250.50	-46.20	0.20
LI307-11	3100.00	5580.00	184.52	271.50	-50.50	3.10
LI307-12	3060.00	5540.00	182.23	301.00	-47.00	359.60
LI307-13	2760.00	6320.00	204.00	151.50	-57.90	5.20
LI307-14	2760.00	6360.00	204.14	220.50	-53.30	359.50
LI307-15	2760.00	6400.00	201.40	241.50	-48.30	346.50
LI307-16	2546.00	6136.00	182.13	199.50	-45.20	2.30
LI307-17	2480.00	5480.00	182.13	156.50	-48.60	5.50
LI307-18	2480.00	5520.00	180.67	175.50	-52.50	2.60
LI307-19	2480.00	5560.00	179.24	202.50	-52.00	2.90
LI307-20	3180.00	5580.00	186.03	199.50	-44.40	0.90
LI307-21	3140.00	5580.00	185.29	277.50	-46.80	1.70
LI307-22	3060.00	5500.00	185.15	307.50	-45.50	357.60
LI307-23	3060.00	5580.00	183.42	301.50	-46.70	357.90
LI307-24	3100.00	5460.00	186.00	301.50	-44.50	0.10
LI307-25	3100.00	5420.00	187.27	301.50	-43.50	358.40
LI307-26	3100.00	5620.00	184.89	301.50	-45.90	5.50
LI307-27	3100.00	5660.00	185.33	322.50	-44.70	2.30
LI307-28	3060.00	5620.00	183.85	325.50	-45.80	7.30

Hole Id	Northing	Easting	Elevation	Length (m)	Dip	Azimuth
LI307-29	3020.00	5620.00	183.19	349.50	-43.70	0.30
LI307-30	3020.00	5580.00	182.80	352.50	-45.30	359.70
LI307-31	3020.00	5540.00	184.10	335.50	-42.80	1.50
LI307-32	3020.00	5500.00	185.64	352.50	-46.00	358.20
LI307-33	2980.00	5540.00	184.02	382.50	-45.30	357.70
LI307-34	2980.00	5500.00	185.96	382.50	-45.30	1.50
LI307-35	2980.00	5620.00	182.56	364.70	-42.60	358.80
TR5400	3240.00	5400.00	190.00	96.00	0.00	0.00
TR5420	3240.00	5420.00	190.00	84.00	0.00	0.00
TR5440	3240.00	5440.00	190.00	144.00	0.00	0.00
TR5480	3240.00	5480.00	190.00	100.00	0.00	0.00
TR5520	3240.00	5520.00	190.00	96.00	0.00	0.00
TR5600	3240.00	5600.00	190.00	96.00	0.00	0.00

17.1.2 Alteration Zone Model Construction

As briefly described in Chapter 9 above, examination of the style of mineralization and the distribution of gold encountered within this deposit suggested that an appropriate modeling approach was to construct a solid model of the entire alteration zone that would encompass the majority of the significant gold values. This was accomplished by means of vertical cross sections that were oriented in a north-south direction that were spaced 40 metres apart and used viewing windows of +/- 20 metres. In all, seven cross sections were constructed.

In those cases where the limits of alteration zone have not been specifically identified by drilling, the limits of the alteration zone were interpreted as being half the distance to the adjacent section, or half the distance to the neighbouring drill hole. In some cases the geometries of the alteration envelope as viewed on cross section clearly required that the limit of mineralization be interpreted at a shorter distance than half the distance to the neighbouring drill hole. The location of a particular point on the sectional interpretation was "snapped" to the drill hole trace in space, thus creating a polyline within the viewing window that was not necessarily contained exactly on the section plane but "wobbled" in space. This was done so as to accurately model the limits of the alteration zone in three-dimensional space. The sectional interpretations were then joined together to form three-dimensional solids using the triangulation algorithms contained within the software package (Figures 17.2 and 17.3).

A three dimensional model of the overburden materials was constructed using a combination of drill hole collars and topography for the upper surface and the bottom of the casing as the contact between the bedrock and the bottom of the overburden. The purpose of overburden model was to aid in coding of the block densities in the grade block model. A domain model of the gold mineralization that may be present in the saprolite layer was constructed with guidance from the information provided in the trenches excavated and sampled by Gold Fields.

Figure 17.2
Plan View of the Solid Model of the Alteration Zone (Yellow) and Saprolite-Hosted Gold Domain (Purple)
Grid in metres.


3350N
3250N
3150N
3050N
2950N
5250E
5350E
5450E
5550E
5650E
5750E
5850E
5950E
6050E

Figure 17.3
Isometric View of the Solid Model of the Los Patos Alteration Zone, Looking North West


2950N
3050N
3150N
3250N
3350N
5250E
5350E
5450E
5550E
5650E
5750E
5850E
5950E
6050E

17.1.3 Topography Model

Given the early stage of the project (essentially post-discovery), no digital topographic map has been prepared for this area. However, given the relatively low relief of the region (see cover page), a generalized topographic model was constructed using the drill hole collar elevations as a guide. The limits of the generalized topographic model were extended well past the anticipated limits of an open pit shell by projection of the information on the last known cross sections several hundred metres in both an east and west direction.

17.1.4 Cut-Off Grade Estimation

The conceptual exploitation scenario for this mineralization envisions extraction of the gold-bearing material by means of open pit mining methods. Extraction of the gold will conceptually be accomplished using a CIP flowsheet at either a plant constructed in proximity to the deposit, or at an existing facility nearby.

Given the nature of the mineralization encountered and the modeling approach, no cut-off grade was used in the construction of the model of the alteration zone. A nominal cut-off grade of 0.5 g/t Au was utilized in the construction of the domain model of the saprolite-hosted gold mineralization. The choice of this cut-off grade was done on the comparable basis, using the results of a review of the cut-off grade employed for this style of mineralization at the nearby open pit mines.

17.1.5 Trend Analysis

An analysis of the trends of the various components of the mineralization in the alteration zone such as gold grades, mineralization thickness and grade-thickness products was conducted to assist in the understanding of the spatial distribution of these items within the limit of the alteration zone domain model. In order to complete this task, the true widths of the mineralization in each of the drill holes was estimated on cross sections displayed on the computer screen, as the drill holes have intersected the mineralization at varying angles (eg. Figure 9.6). In many cases the alteration zone occurs as one single body, however in some cases the zone bifurcates and occurs in two or more "fingers". In the case where the zone has bifurcated, the true width of each of the fingers was determined, the weighted average grade of the multiple zones was determined using the estimated true thickness as the weighting factor. In the cases where a drill hole did not penetrate the lower contact of the mineralization, the assay information for that drill hole was excluded from the data set. A summary of the resulting data is presented in Table 17.3.

The resulting data was stored in the drill hole database as point data that is considered to be located at the midpoint of the respective mineralized intervals. The resulting data points were projected in vertical longitudinal view for treatment and analysis. Due to the dip of the mineralization towards the south, projection of the pierce points to a vertical viewing plane will result in a small degree of foreshortening, however Micon believes

that the amount of foreshortening that occurs does not materially affect the conclusions forthcoming from this exercise. Contoured images of gold grades, true thickness and grade-thickness product are presented in Figures 17.4, 17.5 and 17.6, respectively.

It can be seen that the average gold values within the alteration envelop exhibit a moderate rake to the east as documented by the 1 g/t Au contour, with an occurrence of a higher value in drill hole LI307-07. In terms of thickness of the alteration zone, two trends can be seen, one that is raking steeply east and a second that is raking shallowly to the west.

Table 17.3
Summary of Estimated True Widths and Average Grades, Los Patos Deposit

Hole Id	From	To	ETW (m)	Au (g/t)	ETW x Au
LI307-01	87	113.4	26.4	1.16	23.6
LI307-02	97.3	146.1	48.8	0.62	48.8
LI307-03	125.2	182.8	57.6	1.12	57.6
LI307-04	Aggregate			1.65	51
LI307-05	92	147	55	0.78	54.1
LI307-06	126.4	189.15	62.75	1.64	55.4
LI307-07	Aggregate			4.07	22.62
LI307-09	169.1	230.2	61.1	2.46	57.5
LI307-10	173	224.7	51.7	1.72	49.3
LI307-11	Aggregate			1.98	56.9
LI307-12	213.35	265.45	52.1	1.05	50.7
LI307-20	Aggregate			1.82	33.5
LI307-21	Aggregate			1.52	44.9
LI307-22	209.5	263.5	54	1.00	51.3
LI307-23	Aggregate			1.18	55.6
LI307-24	167.22	201.07	33.85	1.64	31.6
LI307-25	177	193.35	16.35	0.17	15.7
LI307-26	Aggregate			0.35	69.7
LI307-27	Aggregate			0.21	10.9
LI307-29	Aggregate			1.38	18.4
LI307-30	253	309.44	56.44	1.04	56.4
LI307-31	248	294.77	46.77	0.57	46.8
LI307-32	254.3	309	54.7	0.61	48.9
LI307-33	293.61	334	40.39	0.28	40.4
LI307-34	289.5	337	47.5	0.84	47.5

* ETW=Estimated True Width

Figure 17.4
Vertical Longitudinal Projection of the Contoured Gold Values within the Los Patos Alteration Zone Domain Model. Gold Values in g/t Au


150Z
50Z
-50Z
5300E
5400E
5500E
5600E
5700E

Figure 17.5
Vertical Longitudinal Projection of the Contoured Thickness of the Los Patos Alteration Zone


150Z
50Z
-50Z
5350E
5450E
5550E
5650E
5750E

Figure 17.6
Vertical Longitudinal Projection of the Grade x Thickness Values within the Los Patos Alteration Zone Domain Model


150Z
50Z
-50Z
5300E
5400E
5500E
5600E
5700E

17.1.6 Grade Cap Determination

The models of the alteration zone and the saprolite-hosted gold zone were used as controls to code the drill hole database for those assay records that were contained within the respective shells. This was done in order to enable the selection of an appropriate sub-set of assays from the database that were contained within the respective domain shells, thus constituting the mineralized population. The descriptive statistics of the raw assays of the mineralized populations within the domain models for the saprolite and alteration zone are given in Table 17.4. Frequency histograms of the raw gold values contained within the alteration envelop are presented in Figures 17.7 and 17.8. A frequency histogram of the raw gold values contained within the saprolite envelop is presented in Figure 17.9.

Table 17.4
Descriptive Statistics of the Raw Assay Sample Populations, Los Patos Deposit

Item	Alteration Zone	Saprolite Zone*
Arithmetic Mean	1.33	1.61
Length Weighted Mean	1.32	
Standard Error	0.12	0.41
Median	0.13	1.05
Mode	0.01	1.05
Standard Deviation	4.22	2.69
Coefficient of Variation	3.18	1.66
Sample Variance	17.82	7.21
Kurtosis	133.40	27.08
Skewness	9.38	4.96
Range	80.97	16.75

Item	Alteration Zone	Saprolite Zone*
Minimum	0.00	0.15
Maximum	80.97	16.90
Sum	1,619.77	67.78
Count	1,221	42.00

*Note: Saprolite samples are all 2 metres in length

Figure 17.7
Frequency Histogram of Gold Values within the Los Patos Alteration Zone Domain Model


Histogram of Raw Gold Assays Contained Within the Alteration Envelop
Los Patos Project (n=1,221)
Frequency
Au (g/t)

Figure 17.8
Expanded View of the Upper Tail of the Frequency Histogram of the Gold Values within the Los Patos Alteration Zone Domain Model


Expanded View of the Histogram of Raw Gold Assays Contained Within the Alteration Envelope
Los Patos Project (n=1,221)
Cap Grade = 18 g/t Au
(12 Samples Capped)
Cap Grade = 25 g/t Au
(5 Samples Capped)
Frequency
Au (g/t)

Figure 17.9
Frequency Histogram of Gold Values within the Saprolite Zone Domain Model, Los Patos



Histogram of Raw Gold Assays Contained Within the Saprolite Envelop
Los Patos Project (n=42)
Frequency
Grade Cap = 4 g/t
Au (g/t)
0.5
1.5
2.5
3.5
4.5
5.5
6.5
7.5
8.5
9.5
10.5
11.5
12.5
13.5
14.5
15.5
16.5
17.5
18.5
19.5
More

It can be seen that two candidates of capping grades are possible for the alteration zone sample population. Upon further examination of the grade distribution of this sample population, Micon judged that a value of 25 g/t Au was appropriate choice of a capping value. A summary of the capped samples is presented in Table 17.5. A value of 4 g/t Au was selected as a capping grade for the saprolite-hosted mineralization; in all two samples were affected. The descriptive statistics of the capped sample populations are presented in Table 17.6.

Table 17.5
Summary of Capped Samples within the Alteration Zone, Los Patos Deposit

Hole No.	From (m)	To (m)	Au-Triad (g/t)	Au-SGS (g/t)	Average Au (g/t)
LI307-07	85	86	39.03	39.70	39.37
LI307-14	199	200	59.99		59.99
LI307-22	235	236	42.11	47.40	44.76
LI307-20	111	112	49.84	45.70	47.77
LI307-24	193	194	80.97		80.97

Table 17.6
Descriptive Statistics of the Capped Assay Sample Populations, Los Patos Deposit

Item	Alteration Zone	Saprolite Zone*
Arithmetic Mean	1.22	1.22
Length Weighted Mean	1.21	
Standard Error	0.09	0.14
Median	0.13	1.05

Item	Alteration Zone	Saprolite Zone*
Mode	0.01	1.05
Standard Deviation	3.03	0.89
Coefficient of Variation	2.51	0.72
Sample Variance	9.21	0.78
Kurtosis	22.79	3.12
Skewness	4.34	1.60
Range	25.00	3.85
Minimum	0.00	0.15
Maximum	25.00	4.00
Sum	1,483.82	51.36
Count	1,221	42

*Note: Saprolite samples are all 2 metres in length

17.1.7 Compositing Method

In light of the fact that the drill core was sampled on a 1 metre interval for the most part, little requirement for compositing was present.

17.1.8 Variography

The examination of the variographic characteristics was conducted using the alteration model domain shell, and began with the construction of a down-hole variogram to establish the global nugget as shown in Figure 17.10. A search for any anisotropies that may be present within the sample population was guided by the results of the trend analysis and resulted in the variogram for the three principle axes as shown in Figures 17.11, 17.12 and 17.13. A summary of the variographic parameters is given in Table 17.7.

Figure 17.10
Down-Hole Variogram for the Alteration Zone Domain Model, Los Patos Deposit


12
10
8
gamma(h)
6
4
2
0
0
2
4
6
8
10
12
14
16
18
20
distance
0 -> 0 (90)
Normal variogram

Figure 17.11
Major Axis Variogram for the Alteration Zone Domain Model, Los Patos Deposit


gamma(h)
distance
34 -> 293 (30)
Normal variogram

Figure 17.12
Semi-Major Axis Variogram for the Alteration Zone Domain Model, Los Patos Deposit


gamma(h)
distance
-42 -> 239 (30)
Normal variogram

Figure 17.13
Minor Axis Variogram for the Alteration Zone Domain Model, Los Patos Deposit


16
14
12
10
8
6
4
2
0
gamma(h)
0
5
10
15
20
25
30
distance
-90 -> 0 (10)
Normal variogram

Table 17.7
Summary of Variographic Parameters, Alteration Zone Domain Shell, Los Patos Deposit

Direction (30° Angular Tolerance)	Nugget (C0)	Local Sill (C1)	Global Sill (C0 + C1)	Range (m)
Omni-Directional	5.0	4.4	9.4	3
Down Dip (+34° @ Az 293°)	5.0	6.8	11.8	53.8
Along Strike (-42° @ Az 239°)	5.0	6.8	11.8	54.4
Across Strike	5.0	3.5	8.5	14.1

It can be seen that the data is relatively well behaved and yields good quality variograms that result in good quality model fits. The ranges for the major and semi-major axes are longer than the nominal drill hole spacing.

17.1.9 Specific Gravity Determinations

No specific gravity measurements were performed on any of the material types found at the Los Patos deposit. Reasonable values for the material densities were estimated using publicly available information from other similar deposits in the region. An estimated specific gravity of 2.8 g/cm^3 was utilized for the rock-hosted mineralization and an estimated specific gravity of 1.8 g/cm^3 was utilized for saprolite-hosted mineralization.

17.1.10 Block Modeling Method

A non-rotated, upright block model for the mineralization found at the Los Patos deposit was created using the Surpac software package, version 6.0.1. It was constructed with an

east-west strike direction using blocks measuring 10 metres in a north-south direction, 10 metres in an east-west direction and 5 metres in height. A number of attributes were created to store such information as material type, gold grades and economic parameters as shown in Table 17.8.

Table 17.8
Summary of Underground Block Model Parameters, Los Patos Project

Block Model Name: los_patos.mdl

Type	Y	X	Z
Minimum Coordinates	2900	5100	-200
Maximum Coordinates	3600	5900	240
User Block Size	10	10	5
Min. Block Size	10	10	5
Rotation	0.000	0.000	0.000

Attribute Name	Type	Decimals	Background	Description
au_id2	Real	2	0	Gold Grade by Inverse Distance, Power 2
au_nn	Real	2	0	Gold Grade by Nearest Neighbour
au_nosample	Integer	-	0	Number of Informing Samples, Ordinary Kriging
au_ok	Real	2	0	Gold Grade by Ordinary Kriging
au_ok_avgdist	Real	1	0	Average Distance of Informing Samples, Ordinary Kriging
au_ok_kvar	Real	1	0	Kriging Variance
au_ok_nearest	Real	1	0	Distance to Nearest Informing Sample, Ordinary Kriging
density	Real	2	2.8	Rock = 2.80, Saprolite = 1.8
litho	Integer	-	100	Lithology Code (100=Rock, 102=Saprolite, 999=Air)
min_code	Integer	-	0	109=Alteration Zone, 404=Saprolite
op_cost_450	Real	2	2800	Operating Costs at USD$450/oz
op_cost_550	Real	2	2800	Operating Costs at USD$550/oz
op_cost_650	Real	2	2800	Operating Costs at USD$650/oz
op_cost_750	Real	2	2800	Operating Costs at USD$750/oz
op_cost_850	Real	2	2800	Operating Costs at USD$850/oz
op_cost_925	Real	2	2800	Operating Costs at USD$925/oz
pass_no	Integer	-	2	Interplation Pass (1=variogram ranges, 2=fill-in)
profit_450	Real	2	0	Profit at USD$450 Gold
profit_550	Real	2	0	Profit at USD$550 Gold
profit_650	Real	2	0	Profit at USD$650 Gold
profit_750	Real	2	0	Profit at USD$750 Gold
profit_850	Real	2	0	Profit at USD$850 Gold
profit_925	Real	2	0	Profit at USD$925 Gold
recovery	Real	-	0	Metallurgical Recovery (Oxide=93%, Fresh=89%)
rev_450	Real	2	0	Revenue at $USD450/oz ($14.47/g)
rev_550	Real	2	0	Revenue at $USD550/oz ($17.68/g)
rev_650	Real	2	0	Revenue at $USD650/oz ($20.90/g)

Attribute Name	Type	Decimals	Background	Description
rev_750	Real	2	0	Revenue at $USD750/oz ($24.12/g)
rev_850	Real	2	0	Revenue at $USD850/oz ($27.33/g)
rev_925	Real	2	0	Revenue at $USD925/oz ($29.74/g)
tonnes	Real	-	1400	Tonnage by Block

Gold values were interpolated into the blocks using constrained search ellipses in two passes. The constraints used the domain model shells as hard boundaries, such that only those data points that were within the respective model shells were selected for estimation of the block grades. The model shells were also used as hard boundaries where gold values were written only to those blocks that fell within the respective model shells. Gold values were interpolated using three methods: Inverse Distance Squared (ID^2), Ordinary Kriging (OK) and Nearest Neighbour (NN). The interpolation parameters used are summarized in Tables 17.9, 17.10 and 17.11, respectively.

Table 17.9
Summary of Inverse Distance Interpolation Parameters, Los Patos Block Model

Item	Value	Item	Value
Pass #1			
Bearing of Major Axis	180	Plunge of Major Axis	0
Dip of Major Axis	-60	Maximum Search Height	100 metres
Major Axis Length	50 metres	Ratio Major/Semi-Major Axis	1.00
Ratio Major/Minor Axis	3.30	Search Type	Quadrant
Minimum Points	1	Maximum Points	5
Interpolation Method	ID, power 2	Descretization	1:1:1
Pass #2			
Bearing of Major Axis	180	Plunge of Major Axis	0
Dip of Major Axis	-60	Maximum Search Height	200 metres
Major Axis Length	100 metres	Ratio Major/Semi-Major Axis	1.00
Ratio Major/Minor Axis	3.30	Search Type	Quadrant
Minimum Points	1	Maximum Points	5
Interpolation Method	ID, power 2	Descretization	1:1:1

Table 17.10
Summary of Ordinary Kriging Interpolation Parameters, Los Patos Block Model

Item	Value	Item	Value
Pass #1			
Bearing of Major Axis	180	Plunge of Major Axis	0
Dip of Major Axis	-60	Maximum Search Height	100 metres
Major Axis Length	50 metres	Ratio Major/Semi-Major Axis	1.00
Ratio Major/Minor Axis	3.30	Search Type	Quadrant
Minimum Points	1	Maximum Points	5
Interpolation Method	Ordinary Kriging	Descretization	1:1:1
Variogram Model	Spherical	Block Variance	6.83
Cumulative Sill	11.83	Nugget Effect	5.00

Pass #2			
Bearing of Major Axis	180	Plunge of Major Axis	0
Dip of Major Axis	-60	Maximum Search Height	200 metres
Major Axis Length	100 metres	Ratio Major/Semi-Major Axis	1.00
Ratio Major/Minor Axis	3.30	Search Type	Quadrant
Minimum Points	1	Maximum Points	5
Interpolation Method	Ordinary Kriging	Descretization	1:1:1
Variogram Model	Spherical	Block Variance	6.83
Cumulative Sill	11.83	Nugget Effect	5.00

Table 17.11
Summary of Nearest Neighbour Interpolation Parameters, Los Patos Block Model

Item	Value	Item	Value
Bearing of Major Axis	180	Plunge of Major Axis	0
Dip of Major Axis	-60	Maximum Search Height	200 metres
Major Axis Length	100 metres	Ratio Major/Semi-Major Axis	1.00
Ratio Major/Minor Axis	3.30	Search Type	Quadrant
Minimum Points	1	Maximum Points	1
Interpolation Method	Nearest Neighbour	Descretization	1:1:1

A comparison of the average grades of all blocks included within the envelops of the alteration zone and the saprolite zone domain models that were interpolated using these three interpolation methods is presented in Table 17.12.

Table 17.12
Summary of Nearest Neighbour Interpolation Parameters, Los Patos Block Model

Min Code	Au OK	Au ID^2	Au NN
Alteration Zone (rock)	1.23	1.23	1.18
Saprolite Zone	1.07	1.07	1.09
Average	**1.23**	**1.22**	**1.17**

ID^2 = Inverse Distance, Squared, OK = Ordinary Kriging, NN = Nearest Neighbour

17.1.11 Lerches-Grossman Open Pit Shell Construction

A Lerches-Grossman economic open pit shell was constructed using the Open Pit Optimization module of the Surpac mine modeling software. The limit of the open pit shell was determined by developing a Net Value Model (also known as a Profit Model) for each block in the model, which was believed to have the potential to be included within an open pit. In this method, the revenue and costs are determined for each block using the appropriate grade, metallurgical recovery, metal price, mining costs, processing costs and general and administrative (G&A) costs. The optimization process utilizes the net value of each block, along with the appropriate wall slope information to determine the most profitable open pit outline. The purpose for construction of this open pit shell was to provide an estimate of the amount of material that could potentially be mined using open pit mining methods. Given the early stage of the Los Patos deposits history, few of the required details were available. Consequently Micon applied its experience with the mining operations in the region to derive reasonable estimated values for these

parameters (Table 17.13). A long-term gold price of $USD650/oz Au was utilized as the base case metal price and several sensitivities of the open pit shell to variations in metal prices were examined.

Table 17.13
Notional Open Pit Input Parameters, Los Patos Deposit

Item	Value	Source
Gold Price (Base Case)	$US650/oz ($USD20.90/g)	Kitco 24-mo trailing average
Exchange Rate (CAD/USD)	1.10	24-mo average
Cut-off grade	0.5 g/t Au	Choco 10 Technical Report
Metallurgical Recovery	Oxide: 93% Fresh: 89%	Choco 10 Technical Report
Inter-ramp angles	Oxide: 40 → 46° (use 43°) Fresh: 47 → 56° (use 52°)	Choco 10 Technical Report
Density	Oxide: 1.8 Fresh: 2.8	Micon Estimate
Operating Cost – Mining	$USD2.00/tonne	Choco 10 Technical Report
Operating Cost – Milling	$USD6.00/tonne	Choco 10 Technical Report
Operating Cost – G&A	$USD3.00/tonne	Choco 10 Technical Report
Price Sensitivities:	$USD450/oz ($14.47/g) $USD550/oz ($17.68/g) $USD750/oz ($24.12/g) $USD850/oz ($27.33/g) $USD925/oz ($29.74/g)	

An image of the resulting Lerches-Grossman open pit shell is given in Figure 17.14.

Figure 17.14
Inclined View of the Lerches-Grossman Open Pit Shell, Looking North West, Los Patos Project



Examination of the sensitivity of the open pit shells to the price of gold was completed using a range of gold prices from $USD450/oz to $USD925/oz. An image of the resulting pit shells is shown in Figure 17.15. It can be seen that while all of the saprolite-hosted gold mineralization falls within the outline of all of the pit shells, only a portion of the rock-hosted mineralization contains sufficient gold to meet the stripping requirements of a potential open pit. The estimated tonnage and grades for each of the pit shells are presented in Table 17.14.

Figure 17.15
Comparison of Potential Open Pit Shells for Varying Gold Prices from $USD450 (brown) to $USD925 (red).



Table 17.14
Comparison of the Estimated Tonnages and Grades by Pit Shell, Los Patos Project

Material	Volume (m^3)	Tonnes	Au (g/t)*	Contained Oz Au
$USD450/oz Pit Shell				
Rock	270,500	756,900	3.22	78,367
Saprolite	55,500	99,900	1.32	4,240
Grand Total	**326,000**	**856,800**	**3.00**	**82,650**
$USD550/oz Pit Shell				
Rock	360,500	1,008,900	3.09	100,241
Saprolite	63,500	114,300	1.25	4,594
Grand Total	**424,000**	**1,123,200**	**2.9**	**104,736**
$USD650/oz Pit Shell (Base Case)				
Rock	395,500	1,106,900	2.94	104,639
Saprolite	70,000	126,000	1.19	4,821
Grand Total	**465,500**	**1,232,900**	**2.76**	**109,415**

$USD750/oz Pit Shell				
Rock	442,000	1,237,100	2.83	112,572
Saprolite	75,000	135,000	1.14	4,949
Grand Total	**517,000**	**1,372,100**	**2.67**	**117,798**
$USD850/oz Pit Shell				
Rock	459,500	1,286,100	2.75	113,723
Saprolite	76,500	137,700	1.13	5,003
Grand Total	**536,000**	**1,423,800**	**2.6**	**119,032**
$USD925/oz Pit Shell				
Rock	496,500	1,389,700	2.77	123,777
Saprolite	78,500	141,300	1.11	5,043
Grand Total	**575,000**	**1,531,000**	**2.61**	**128,486**

* Gold grades reported using the Ordinary Kriging interpolation algorithm

It can be seen that while the size of the potential open pit shells does increase with increasing gold prices, the ultimate bottom of the potential pit shells do not extend beyond the bottom limits of the gold mineralization as outlined by drilling. Using the base case scenario of a gold price of $USD650/oz, the total amount of material that could potentially be extracted from an open pit derived from the notional parameters listed above is approximately 465,000 cubic metres at an average grade of 2.76 g/t Au. Assuming an average density of 2.8 g/cm^3 for fresh rock and 1.8 g/cm^3 for saprolite, this yields approximately 1,232,900 tonnes containing approximately 109,410 ounces of gold.

Further work will be required to confirm the densities of the two material types, along with confirming the distribution of the gold values in the saprolite (to-date, only trench samples taken at surface are available to estimate the average gold grades). No drill holes have been completed to examine the gold distribution of the saprolite at depth. As well, initial metallurgical test work is warranted to examine the recovery characteristics of both styles of gold mineralization. Geotechnical studies will also be required in order to identify optimal overall slope angles in the different material types.

17.2 RESOURCE CLASSIFICATION

The mineral resources in this report were prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Estimation of Mineral Resources and Mineral Reserves Best Practices Guidelines as adopted on November 23, 2003 and were classified in accordance with the definitions contained in the Standards on Mineral Resources and Reserves Definitions and Guidelines that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005. The definitions pertaining to mineral resources are excerpted from that document and are reproduced below:

> **"A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location,**

quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase 'reasonable prospects for economic extraction' implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource

An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource

estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit."

Considering the high density of drill hole information for that material contained within the model of the alteration zone, Micon believes that the rock-hosted mineralized material is appropriately classified in the Indicated category. Given the limited nature of the supporting information for the saprolite-hosted gold mineralization, Micon believes that this material is appropriately classified in the Inferred category.

17.3 MINERAL RESOURCES

The estimated mineral resources for the gold mineralization found at the Los Patos project are shown in Table 17.15. The gold grade is stated using the Ordinary Kriging method, as this interpolation method accounts for any clustering of the sample data, seeks to minimize the sample variance and uses the full anisotropies of the data in calculating the kriging weights. The estimated resources include all profitable blocks within either the fresh rock or the saprolite-hosted domain model that are located above the notional open pit shell that was developed using a gold price of USD$650/oz.

Given the results of its examination of the site, the project's location and its development history, Micon has not identified any environmental, permitting, legal, title, taxation, socioeconomic, or marketing, which would adversely affect the mineral resources estimated herein.

While Micon is not qualified to render an expert opinion on the existing political situation within the country, a brief discussion on the economic overview is published by the Department of Foreign Affairs and International Trade Canada and is provided in Appendix IV.

Table 17.15
Summary of the Mineral Resource Estimate as at April, 2007, Los Patos Project

$USD650/oz Pit Shell (Base Case)			
Material	**Tonnes**	**Au (g/t)**	**Contained Ounces Au**
Indicated (Rock)	1,106,900	2.94	104,639
Inferred (Saprolite)	126,000	1.19	4,821
Grand Total	**1,232,900**	**2.76**	**109,415**

17.4 VALIDATION OF ESTIMATION

Following interpolation of the grades into the model blocks, a process of evaluating the accuracy of the estimate was undertaken which consisted of comparing selected univariate statistics for the raw drill hole assays, and the interpolated grade of the blocks. The results of this exercise are shown in Table 17.16. All statistics considered only those values inside the respective grade shells.

Table 17.16
Comparison of Average Grades Between Informing Samples and Block Estimates, Los Patos Deposit

Item	Alteration Zone	Saprolite Zone
Arithmetic Mean	1.22	1.22
Au (Ordinary Kriging)	1.23	1.07
Au (Inverse Distance, Squared)	1.23	1.07
Au (Nearest Neighbour)	1.18	1.09

It is to be noted that categories of inferred, indicated and measured mineral resources are recognized in order of increasing geological confidence. There can be no assurance that mineral resources in a lower category may be converted to a higher category, or that mineral resources may be converted to mineral reserves. Inferred mineral resources cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability.

There is a degree of uncertainty to the estimation of mineral reserves and mineral resources and corresponding grades. The estimating of mineralization is a subjective process and the accuracy of estimates is a function of the accuracy, quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any mineral resource/mineral reserve estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ significantly from these estimates. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral resources/mineral reserves and their respective grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Fluctuation in metal or commodity prices, results of additional drilling, metallurgical testing, receipt of new information, and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate.

17.5 RESPONSIBILITY FOR ESTIMATION

The resource estimates were prepared by Mr. Reno Pressacco, P. Geo., who is independent of ValGold.

18.0 OTHER RELEVANT DATA AND INFORMATION

Micon is not aware of any other information that is relevant to this Technical Report.

19.0 INTERPRETATION AND CONCLUSIONS

The objective of Micon's assignment was to prepare an estimate of the mineral resources for the newly discovered mineralized zone at the Los Patos area of the Increible 3 mineral concession. The mineral resource estimate presented above meets this objective.

Diamond drilling to-date has located a small zone of shear-hosted gold mineralization along a short segment of the regional-scale Los Chivos Shear Zone. The mineralization is interpreted to be hosted by a series of small pods and lenses of quartz-ankerite-pyrite that are contained within an envelop of a sericite alteration. These pods and lenses are interpreted as being arranged in an en-echelon fashion within the confines of the alteration zone. A portion of this gold mineralization has demonstrated the potential of being economically extracted by means of open pit mining methods.

In addition, Micon's observations made during completion of this assignment lead it to believe that the mineral potential of the favourable stratigraphy and structure has not been fully evaluated by diamond drilling and additional exploration targets remain along the strike extensions of the Los Chivos Shear Zone and to depth.

ValGold has prepared the following budget that will be used to explore for additional occurrences of gold mineralization at the Increible 3 concession (Table 19.1). Micon has reviewed the proposed work program along with the proposed expenditures and considers that they are appropriate and well considered. Micon agrees that the proposed budget reasonably reflects the type and amount of activities contemplated.

Table 19.1
Proposed Budget for the Exploration Program, Los Patos Project

Activity	Amount ($)	Totals ($)
General		
General Overhead – Venezuela (2 months x $40,000/mo)	80,000	
Field Supplies	15,000	
General Overhead – Vancouver (2 months x $10,000/mo)	20,000	
Consulting Fees	5,000	
Miscellaneous	5,000	125,000
Diamond and Percussion Drilling		
Core Drilling (5,000 m @ $110/m all inclusive)	550,000	
Quality Assurance/Quality Control Program	5,000	
Assaying (5,500 samples @ $22 ea)	121,000	
Geological Supervision (60 man-days x $250/day)	15,000	691,000
Sub Total		**816,000**
Contingencies 10%		**84,000**
Grand Total		**900,000**

20.0 RECOMMENDATIONS

Micon's recommendations include gathering of sufficient bulk density information for both the saprolite and fresh rock materials found at the Los Patos deposit, along with the completion of preliminary metallurgical test work that will examine the metallurgical characteristics of the gold mineralization in both material types. As well, gathering of additional drill hole information is warranted for the saprolite-hosted gold mineralization at the Los Patos deposit.

Continued effort towards determining the sources of the extreme variances in the QA/QC data is also recommended.

MICON INTERNATIONAL LIMITED

"Reno Pressacco"

Reno Pressacco, P. Geo.
Senior Associate Geologist

April 10, 2008

21:0 REFERENCES

Leader, R. J., Perry, J., Ward, I., Jacobs, C., and Lattanzi, C. R., 2007, Technical Report on the PMG (Gold Fields) Choco 10 Concession and Mine, Estado Bolivar, Venezuela: Unpublished Document available on the SEDAR web site at www.SEDAR.com, 163 p.

Hodgson, C. J., 1993, Mesothermal Lode-gold Deposits: *in* Kirkham, R. V., Sinclair, W. D., Thorpe, R. I. and Duke, J. M., eds., Mineral Deposit Modeling: Geological Association of Canada, Special Paper 40, p. 635-678.

Mine Development Associates, 2005, Updated Technical Report on the Choco Project Gold Resources and Reserves, Bolivar State, Venezuela: Unpublished Document available on the SEDAR web site at www.SEDAR.com, 178 p.

Misiewics, J., 1994, Reporte Final de Exploracion de las Concesiones Increible 3 & 5: Unpublished Internal Document, 22 p.

Misiewics, J., and Picken, C. J., (1994), Gold Exploration and Variations in the Tropical Weathered Profile in Bolivar State, Venezuela: *in* 3rd Venezuelan Gold Association Symposium, 166 p.

Stefan, L. D., and Martin, G. J., 1994a, Petrographical Examination of 16 Samples from La Increible Exploration Site, Venezuela: Unpublished Internal Document, Mineralogical Report HO93/57.

Stefan, L. D., and Martin, G. J., 1994b, Petrographical Examination of 5 Samples from La Increible Exploration Site Los Patos Workings, Venezuela: Unpublished Internal Document, Mineralogical Report HO94/39.

micon INTERNATIONAL LIMITED | mineral industry consultants

CERTIFICATE

As the author of this report entitled "Technical Report on the Mineral Resource Estimate Los Patos Project, Bolivar State, Venezuela" I, Reno Pressacco, do hereby certify that:

1. I carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail rpressacco@micon-international.com;

2. I hold the following academic qualifications:

   CET (Geological Engineering) Cambrian College 1982
   B.Sc (Geology) Lake Superior State College 1984
   M.Sc(A). (Mineral Exploration) McGill University 1986

3. I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Ontario (Registration Number 0939); as well, I am a member in good standing of other technical associations and societies, including:

   The Prospectors and Developers Association of Canada;

4. I have worked as a geologist in the minerals industry for 27 years. My experience includes mineral exploration, advanced exploration and mine development, open pit production, environmental compliance, financial evaluation and mine commissioning with a variety of deposit types including gold, silver, copper, zinc, lead, uranium, nickel, platinum-group metals, and industrial minerals;

5. I visited the subject property and reviewed data and drill core on November 19th to 22nd, 2007;

6. I am responsible for the preparation of all of the sections of this Technical Report;

7. I am independent of the issuer, applying the tests contained in Section 1.4 of the Instrument;

8. I have had no prior involvement with the mineral property in question;

9. I have read the Instrument and the Technical Report has been prepared in compliance with the Instrument; and

10. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10th day of April, 2008

"Reno Pressacco"

Reno Pressacco, P.Geo.
Senior Geologist
Micon International Limited

APPENDIX I
Summary of Quality Assurance and Quality Control Measures Employed At the Los Patos Project

micon INTERNATIONAL LIMITED | mineral industry consultants

November 26, 2007

Mr. Thomas R. Pollock, P.Geo.
Vice President Exploration
ValGold Resources Ltd.
Suite 1400 - 570 Granville Street
Vancouver, B.C.
V6C 3P1

By e-mail: tpollock@ValGold.com

Re: Review of Quality Assurance/Quality Control Data, Los Patos Project, Venezuela

Dear Tom:

On the return flight to Toronto, I had a chance to review the Quality Assurance/Quality Control data gathered during the site visit to the Los Patos project. As a result of this review, there are a number of areas that require discussion.

Blank Sample Assay Results:

As described during the site visit, blank samples were inserted in a frequency of roughly 1-in-20 during the assaying of the samples from drill holes 23 through 35. Two types of blank material were used. The first consisted of sample of a rock type that was believed to have a low probability of containing gold. The second consisted of bags of a certified blank purchased from CDN Resource Laboratories Ltd. (Standard Reference Material: CDN-BL-3) which consisted of the -200 mesh fraction that remained after the coarse fraction was screened off and discarded.

Utilizing a barren rock material as a blank serves the purpose of monitoring any contamination that may be occurring during the crushing and pulverizing stages as well as monitoring the performance during the fusion, cupellation and analysis stages, as that material is included in the course of the normal sample preparation. The fine powder is introduced at the fusion stage and serves to monitor any contamination or sample mix-ups that might occur during the fusion, cupellation and analysis stages, but does not monitor for any contamination during the crushing and pulverization steps, as those steps were bypassed when the sample was inserted into the stream.

The results from assaying of these blank materials are presented in Figure 1. It can be seen that there are five samples whose gold contents are found to be above acceptable levels. Possible explanations for the results for the first sample (light blue triangle, drill hole LI307-26) include actual contamination during the crushing and pulverization stages (as well as during the fusion, cupellation and analysis stages, although the probability of this is low) of or by switching samples during the fusion, cupellation or analysis stage. The most likely explanation for the high levels for the remaining four samples (the ones that used the Standard Reference Material, drill holes LI307-31, LI307-32 and LI307-33) is that the order of the samples were switched during the fusion, cupellation, or analysis stage.

Figure 1
Blank Sample Assay Results, Los Patos 2007 Drilling Program


Blank Sample Assay Results (n=66)
Los Patos 2007 Drilling Program (DDH 23 to 35)
Au (ppb)
1600
1400
1200
1000
800
600
400
200
0
2400
3400
4400
5400
6400
7400
Sample No
Triad Blanks (Bags)
AccLab Blanks (Bags)
Triad Blanks (Rock)

The possible impacts relating to the first sample is that the entire batch of samples associated with that sample could be contaminated, as it is uncertain as to how often Triad cleaned either the crusher or pulverizer bowls. The possible impacts relating to the remaining four samples is that the analytical results may not match up with the sample interval in the drill hole, resulting in a possible lowering of grade continuity on cross section.

Remedial measures include first examining whether the affected samples were associated with any "mineralized" samples. If not, then the impact of these results upon the mineral resource estimate is negligible.

If it is found that any of these samples were associated with "mineralized" samples, some re-assaying is necessary and can be accomplished by taking a second cut from the coarse rejects. Appropriate standard and blank materials should be included as part of this re-assaying.

Standard Reference Material CDN-GS-1P5A:

This Standard Reference Material was purchased from CDN Resource Laboratories Ltd. and was inserted into the sample stream at an approximate frequency of 1-in-20. A chart of the results from the Round Robin testing that was performed on this material in order to derive the recommended value as well as the standard deviation is presented in Figure 2. It can be seen that, apart from two samples, the remainder of the 118 data points lie between the 3 Standard Deviation (3SD) upper and lower acceptance limits.

Figure 2
Round Robin Test Results, Standard CDN-GS-1P5A


Round Robin Results, CDN-GS-1P5A
(1.37 g/t +/- 0.12 2SD, n=120)
Au (g/t)
1.8
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1
0
20
40
60
80
100
120
Sample Number
Lab Result
Recommended Value
Upper Limit (+2SD, 0.12 g/t)
Lower Limit (-2SD, 0.12 g/t)
Upper Limit (+3SD, 0.18 g/t)
Lower Limit (-3SD, 0.18 g/t)

The results of the results obtained from this standard reference material during the Los Patos assaying program are presented in Figure 3. It can be seen that four sample points fall above the 3SD upper acceptance limit and that six sample points fall below the 3SD lower acceptance limits.

In respect of four of the five high samples, comparison to the Round Robin results suggests that this could be a part of the inherent spread of the assay values for this material. However the high value of 12.82 g/t Au (drill hole LI307-32) is clearly far above the upper acceptable limit and requires attention. One likely explanation for this anomalously high value is switching of samples during the fusion, cupellation or analytical stages. It is recommended that the position of this sample be compared with respect to the high blank samples for drill hole 32 discussed above. Should there be a correlation, then switching of the samples has likely occurred and the entire batch should be re-assayed.

In respect of the six low samples, this is of concern from a mineral resource estimation perspective, as the gold grades presented in the drill hole logs for those samples associated with these low standard results may be underestimated. Re-assaying of all or part of the samples associated with these six batches should be considered.

Standard Reference Material CDN-GS-3C:

A chart of the results from the Round Robin testing that was performed on this material in order to derive the recommended value as well as the standard deviation is presented in Figure 4. It can be seen that, apart from two samples, the remainder of the 118 data points lie between the 3 Standard Deviation (3SD) upper and lower acceptance limits.

Figure 3
Control Chart for Standard CDN-GS-1P5A


Control Chart, Standard CDN-GS-1P5A (n=74)
(DDH 23 to 35)
Au (g/t)
Sample Number
Recommended value for CDN-GS-1P5A
Maximum acceptable value 2SD (+0.12 g/t)
Minimum acceptable value 2SD (-0.12 g/t)
Maximum acceptable value 3SD (+0.18 g/t)
Minimum acceptable value 3SD (-0.18 g/t)
Triad fire assays (Au g/t)
ActLabs fire assays (Au g/t)

Figure 4
Round Robin Test Results, Standard CDN-GS-3C


Round Robin Results, CDN-GS-3C
(3.58 g/t +/- 0.31 2SD, n=120)
Au (g/t)
Sample Number
Au (g/t)
Recommended Value
Upper Limit (+2SD, 0.31 g/t)
Lower Limit (-2SD, 0.31 g/t)
Upper Limit (+3SD, 0.47 g/t)
Lower Limit (-3SD, 0.47 g/t)

The results of the results obtained from this standard reference material during the Los Patos assaying program are presented in Figure 5. It can be seen that 11 sample points fall above the 3SD upper acceptance limit and that 11 sample points fall below the 3SD lower acceptance limits, with the ActLabs samples presenting the highest amount of variation.

Figure 5
Control Chart for Standard CDN-GS-3C


Control Chart, Standard CDN-GS-3C (n=74)
(DDH 23 to 35)
Au (g/t)
5
4.5
4
3.5
3
2.5
2
2480
3480
4480
5480
6480
7480
Sample Number
Recommended value for CDN-GS-3C
Maximum acceptable value (+2SD, 0.31 g/t)
Minimum acceptable value (-2SD, 0.31 g/t)
Maximum acceptable value (+3SD, 0.47 g/t)
Minimum acceptable value (-3SD, 0.47 g/t)
Triad fire assays (Au g/t)
ActLabs fire assays (Au g/t)

Clearly, the variation obtained from assaying of the Los Patos standard reference material is far different than would be expected from the natural variation that was obtained during the round robin testing and a significant degree of follow up is required.

Standard Reference Material CDN-GS-10B:

A chart of the results from the Round Robin testing that was performed on this material in order to derive the recommended value as well as the standard deviation is presented in Figure 6. It can be seen that, apart from four samples, the remainder of the 116 data points lie between the 3 Standard Deviation (3SD) upper and lower acceptance limits.

The results of the results obtained from this standard reference material during the Los Patos assaying program are presented in Figure 7. It can be seen that 16 sample points fall above the 3SD upper acceptance limit and that 13 sample points fall below the 3SD lower acceptance limits.

Once again, the variation obtained from assaying of the Los Patos standard reference material is far different than would be expected from the natural variation that was obtained during the round robin testing and a significant degree of follow up is required.

Figure 6
Round Robin Test Results, Standard CDN-GS-10B


Round Robin Results, CDN-GS-10B
(8.64 g/t +/- 0.49 2SD, n=120)
Au (g/t)
Sample Number
Au g/t
Recommended Value
Upper Limit (+2SD, 0.49 g/t)
Lower Limit (-2SD, 0.49 g/t)
Upper Limit (+3SD, 0.74 g/t)
Lower Limit (-3SD, 0.74 g/t)

Figure 7
Control Chart for Standard CDN-GS-10B


Control Chart, Standard CDN-GS-10B (n=71)
(DDH 23 to 32)
Au (g/t)
Sample Number

Standard Reference Material CDN-GS-15A:

A chart of the results from the Round Robin testing that was performed on this material in order to derive the recommended value as well as the standard deviation is presented in Figure 8. It can be seen that, apart from two samples, the remainder of the 118 data points lie between the 3 Standard Deviation (3SD) upper and lower acceptance limits.

The results of the results obtained from this standard reference material during the Los Patos assaying program are presented in Figure 9. It can be seen that eight sample points

fall above the 3SD upper acceptance limit and that eight sample points fall below the 3SD lower acceptance limits.

Once again, the variation obtained from assaying of the Los Patos standard reference material is far different than would be expected from the natural variation that was obtained during the round robin testing and a significant degree of follow up is required.

Figure 8
Round Robin Test Results, Standard CDN-GS-15A


Round Robin Results, CDN-GS-15A
(14.83 g/t +/- 0.61 2SD, n=120)
Au (g/t)
Sample Number
Au (g/t)
Recommended Value
Upper Limit (+2SD, 0.61 g/t)
Lower Limit (-2SD, 0.61 g/t)
Upper Limit (+3SD, 0.92 g/t)
Lower Limit (-3SD, 0.92 g/t)

Figure 9
Control Chart for Standard CDN-GS-15A


Control Chart, Standard CDN-GS-15A (n=29)
(DDH 32 to 35)
Au (g/t)
Sample Number
Recommended value for CDN-GS-15A
Maximum acceptable value (+3SD, 0.92)
ActLabs fire assays (Au ppb)
Maximum acceptable value (+2SD, 0.61 g/t)
Minimum acceptable value (-2SD, 0.92 g/t)
Minimum acceptable value (-2SD, 0.61 g/t)
Triad fire assays (Au ppb)

micon INTERNATIONAL LIMITED | mineral industry consultants

SUMMARY:

It is clear that the QA/QC results from the Los Patos drilling program has uncovered some significant discrepancies in part of the blank samples and to a larger extent on the results from the Standard Reference Materials. I have reviewed these results with my colleague and we agree that clean up of this assay database is required.

We understand that a re-assaying program is currently underway on pulps from the mineralized zone and is being carried out by SGS XRAL in Toronto. Perhaps the best course of action is to wait to see those results before proceeding much farther along. Your thoughts and comments are welcomed.

Best Regards,

Reno Pressacco

micon INTERNATIONAL LIMITED | mineral industry consultants

December 3, 2007

Mr. Thomas R. Pollock, P.Geo.
Vice President Exploration
ValGold Resources Ltd.
Suite 1400 - 570 Granville Street
Vancouver, B.C.
V6C 3P1

By e-mail: tpollock@ValGold.com

Re: Review of Quality Assurance/Quality Control Data, Phase 1 Re-assay Program Los Patos Project, Venezuela

Dear Tom:

Thank you for forwarding the results of the Phase 1 re-assaying program. From our conversations, we understand that a re-assaying program is being undertaken wherein all of the pulps from samples taken from within the alteration zone are being re-assayed at the SGS Laboratory facility located in Toronto. To-date the results from the first batch of samples have been received and preparation for shipping of the second batch is nearly completed. The first batch covers drill holes LI307-01 through to LI307-20, and certified blanks and standards were included with these samples according to the standard ValGold QAQC protocol.

Blank Standards

Certified blanks obtained from CDN Laboratories were inserted at a frequency of roughly 1-in-30 to 35. This material consisted of fine powder that has been certified as containing little to no gold and is inserted at the fusion stage of the analytical process, along with the remainder of the sample pulps. In all, 15 blank samples were inserted into the sample stream, and the results are presented in Table 1.

Table 1
Results of the Blank Certified Reference Material, Los Patos Re-assaying Program.

Hole No	Reference Material	Sample ID	Certificate #	Au (ppb)	Pass/Fail
LI307-01	CDN-BL-3 Blank bags	LI307-01/110-B	94992	8	
LI307-02	CDN-BL-3 Blank bags	LI307-02/140-B	94992	7	
LI307-03	CDN-BL-3 Blank bags	LI307-03/160-B	94992	10	
LI307-04	CDN-BL-3 Blank bags	LI307-04/60_B	94993	352	FAIL
LI307-04	CDN-BL-3 Blank bags	LI307-04/90_B	94993	6	
LI307-05	CDN-BL-3 Blank bags	LI307-05/100_B	94993	14	
LI307-05	CDN-BL-3 Blank bags	LI307-05/130_B	94994	9	
LI307-06	CDN-BL-3 Blank bags	LI307-06/160_B	94994	9	
LI307-07	CDN-BL-3 Blank bags	LI307-07/80_B	94994	10	
LI307-09	CDN-BL-3 Blank bags	LI307-09/210_B	94994	10	
LI307-10	CDN-BL-3 Blank bags	LI307-10/200_B	94995	9	
LI307-11	CDN-BL-3 Blank bags	LI307-11/220_B	94995	22	
LI307-12	CDN-BL-3 Blank bags	260_B	94995	9	
LI307-12	CDN-BL-3 Blank bags	290_B	94996	10	
LI307-20	CDN-BL-3 Blank bags	1820_B	94996	8	

It can be seen that one sample from drill hole LI307-04 is reported to contain a gold value of 352 parts per billion. Examination of the sample sequence suggests that this blank sample was inserted between samples representing the interval between 59-60 metres and 60-61 metres in drill hole LI307-04. The next blank sample is inserted between 89 and 90 metres down the hole. The location of this interval is shown in Figures 1 and 2.

Figure 1
Cross Section 5540 E Showing DDH LI307-04, Los Patos Project. Outline of Alteration Zone Drawn from Geology Codes in Yellow.


307-06
LI307-05
LI307-04

Figure 2
Close Up View of Cross Section 5540 E Showing DDH LI307-04, Los Patos Project. Gold Assays in Red (>0.5 g/t Au) and Cyan (<0.5 g/t Au), Depth in Hole in Dark Green.


0.83
5.11
0.84
1.09
1.06

Examination of the context of this failing blank sample reveals that there does not appear to be a systematic augmentation of the gold grades in the interval from 57.0 to 90.0 metres. Furthermore, the fact that the material was inserted at the fusion stage supports the interpretation that the reason for the high reading in this sample is likely a random occurrence.

Standard Reference Material CDN-GS-1P5A:

The results from the analysis of Standard CDN-GS-1P5A are presented in Table 2.

Table 2
Results of Certified Reference Material CDN-GS-1P5A, Los Patos Re-assaying Program.

Hole ID	Standard	Sample #	Cert. #	Au (g/t)	RV	UL	LL	Pass/Fail
LI307-01	CDN-GS-1P5A	LI307-01/100-S1	94992	1.24	1.37	1.55	1.19	
LI307-02	CDN-GS-1P5A	LI307-02/130-S1	94992	1.19	1.37	1.55	1.19	
LI307-03	CDN-GS-1P5A	LI307-03/170-S1	94992	1.35	1.37	1.55	1.19	
LI307-04	CDN-GS-1P5A	LI307-04/80_S1	94993	1.13	1.37	1.55	1.19	FAIL
LI307-05	CDN-GS-1P5A	LI307-05/110_S1	94993	1.36	1.37	1.55	1.19	
LI307-06	CDN-GS-1P5A	LI307-06/150_S1	94994	1.86	1.37	1.55	1.19	FAIL
LI307-07	CDN-GS-1P5A	LI307-07/90_S1	94994	1.34	1.37	1.55	1.19	
LI307-10	CDN-GS-1P5A	LI307-10/190_S1	94995	1.60	1.37	1.55	1.19	
LI307-11	CDN-GS-1P5A	LI307-11/230_S1	94995	1.74	1.37	1.55	1.19	FAIL
LI307-12	CDN-GS-1P5A	280_S1	94996	1.42	1.37	1.55	1.19	
LI307-20	CDN-GS-1P5A	1830_S1	94996	1.36	1.37	1.55	1.19	

*Note: RV= Recommended Value, UL = Upper Acceptance Limit (+3 Standard Deviations), Lower Acceptance Limit (-3 Standard Deviations).

It can be seen that three samples failed to fall within the 3 Standard Deviation limits from the Recommended Value for this standard sample. The samples that failed are from drill holes LI307-04 (Sample # LI307-04/80_S1), LI307-06 (Sample # LI307-06/150_S1) and LI307-11 (Sample # LI307-11/230_S1).

The value returned for the gold content of sample number LI307-04/80_S1 was 1.13 g/t Au, and this value falls below the lower acceptance limit of 1.19 g/t Au by 0.06 g/t. Micon judges that this difference will not have a large impact in the context of the assignment.

The value returned for the gold content of sample number LI307-06/150_S1 was 1.86 g/t Au, and this value falls above the upper acceptance limit of 1.55 g/t Au by 0.33 g/t and was located at a depth of 150 metres in drill hole LI307-06. The general location of drill hole LI307-06 is shown in Figure 1, and the sample data from the vicinity of 150 metes in this drill hole are presented in Figure 3. It can be seen that no consistent increase in the gold contents of the interval between 140.5 to 170.0 metres (the interval covered by this standard) that is on the order of 0.33 g/t Au, suggesting that this out-of-range result is likely due to a random effect.

Figure 3
Close Up View of Cross Section 5540 E Showing DDH LI307-06, Los Patos Project. Gold Assays in Red (>0.5 g/t Au) and Cyan (<0.5 g/t Au), Depth in Hole in Dark Green.



Figure 4
Comparison of Duplicate Assays, Drill Hole LI307-06. Expected Value Shown as Black Line, Best Fit Shown as Purple Line.


SGS vs Triad (DDH LI307-06)
y = 1.1028x
R² = 0.9869
SGS (g/t Au)
Triad (g/t Au)
0
2
4
6
8
10
12
14
16
18

Figure 5
Comparison of Duplicate Assays, Drill Hole LI307-06 with Outliers Removed. Expected Value Shown as Black Line, Best Fit Shown as Purple Line.


SGS vs Triad with 3 Outliers Removed (DDH LI307-06)
y = 0.9343x
R² = 0.9871
SGS (g/t Au)
Triad (g/t Au)
0
2
4
6
8
10
12
14
16
18

A comparison between the first sample results against the re-assaying results is presented in a graphical format in Figures 4 and 5. Examination of these graphs confirms that, when the effect of the high grade outlier samples is removed, there appears to be no systematic bias for the sample data covered by this standard sample, further suggesting that this out-of-range result is likely due to a random effect. One conclusion that is forthcoming in respect of the rather poor reproducibility of the outlier samples is the suggestion of the presence of coarse gold. Consideration to using a screen metallic assaying method for those high grade samples (say, greater than 5 g/t Au) is indicated.

The value returned for the gold content of sample number LI307-11/230_S1 was 1.74 g/t Au, and this value falls above the upper acceptance limit of 1.55 g/t Au by 0.19 g/t and was located at a depth of 230 metres in drill hole LI307-11. The general location of drill hole LI307-11 is shown in Figure 6, and the sample data from the vicinity of 230 metes in this drill hole are presented in Figure 7. It can be seen that no consistent increase in the gold contents of the interval between 220.0 to 240.0 metres (the interval covered by this standard) that is on the order of 0.19 g/t Au, suggesting that this out-of-range result is likely due to a random effect.

A comparison between the first sample results against the re-assaying results is presented in a graphical format in Figures 8 and 9. Examination of this graph confirms that there appears to be no systematic bias for the sample data covered by this standard sample, further suggesting that this out-of-range result is likely due to a random effect. Again, one conclusion that is forthcoming in respect of the rather poor reproducibility of the outlier sample is the suggestion of the presence of coarse gold. Consideration to using a screen metallic assaying method for those high grade samples (say, greater than 5 g/t Au) is indicated.

Figure 6
Cross Section 5580 E Showing DDH LI307-11, Los Patos Project. Outline of Alteration Zone Drawn from Geology Codes in Yellow.


LI307-30
LI307-23
LI307-11
LI307-21
LI307-20
LI307-07

Figure 7
Close Up View of Cross Section 5580 E Showing DDH LI307-11, Los Patos Project. Gold Assays in Red (>0.5 g/t Au) and Cyan (<0.5 g/t Au), Depth in Hole in Dark Green.



Figure 8
Comparison of Duplicate Assays, Drill Hole LI307-11. Expected Value Shown as Black Line, Best Fit Shown as Purple Line.


SGS vs Triad (DDH LI307-11)
SGS (g/t Au)
Triad (g/t Au)
y = 0.7831x
R² = 0.8844
18.000
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0.000
0.000
2.000
4.000
6.000
8.000
10.000
12.000
14.000
16.000
18.000

Figure 9
Comparison of Duplicate Assays with One Outlier Removed, Drill Hole LI307-11. Expected Value Shown as Black Line, Best Fit Shown as Purple Line.


SGS vs Triad with 1 Outlier Removed (DDH LI307-11)
SGS (g/t Au)
Triad (g/t Au)
y = 0.9888x
R² = 0.9743
18
16
14
12
10
8
6
4
2
0
0
2
4
6
8
10
12
14
16
18

Standard Reference Material CDN-GS-3C:

The results from the analysis of Standard CDN-GS-1P5A are presented in Table 3. It can be seen that one sample failed to fall within the 3 Standard Deviation limits from the Recommended Value for this standard sample. The sample that failed is from drill hole LI307-04 (Sample # LI307-04/100_S3).

The value returned for the gold content of sample number LI307-04/100_S3 was 2.91 g/t Au, and this value falls below the lower acceptance limit of 3.11 g/t Au by 0.20 g/t. Micon judges that this difference will not have a large impact in the context of the assignment.

Table 3
Results of Certified Reference Material CDN-GS-3C, Los Patos Re-assaying Program.

Hole ID	Standard	Sample #	Cert. #	Au (g/t)	RV	UL	LL	Pass/Fail
LI307-02	CDN-GS-3C	LI307-02/110-S3	94992	3.51	3.58	4.05	3.11	
LI307-03	CDN-GS-3C	LI307-03/140-S3	94992	3.46	3.58	4.05	3.11	
LI307-03	CDN-GS-3C	LI307-03/180_S3	94993	3.34	3.58	4.05	3.11	
LI307-04	CDN-GS-3C	LI307-04/100_S3	94993	2.91	3.58	4.05	3.11	FAIL
LI307-05	CDN-GS-3C	LI307-05/120_S3	94994	3.35	3.58	4.05	3.11	
LI307-06	CDN-GS-3C	LI307-06/170_S3	94994	3.63	3.58	4.05	3.11	
LI307-09	CDN-GS-3C	LI307-09/200_S3	94994	3.41	3.58	4.05	3.11	
LI307-10	CDN-GS-3C	LI307-10/210_S3	94995	3.41	3.58	4.05	3.11	
LI307-11	CDN-GS-3C	LI307-11/240_S3	94995	3.27	3.58	4.05	3.11	
LI307-20	CDN-GS-3C	1800_S3	94996	3.79	3.58	4.05	3.11	

*Note: RV= Recommended Value, UL = Upper Acceptance Limit (+3 Standard Deviations), Lower Acceptance Limit (-3 Standard Deviations).

Standard Reference Material CDN-GS-10B:

The results from the analysis of Standard CDN-GS-10B are presented in Table 4. The gold values of all of the standard samples fell within the three standard deviation upper and lower detection limits.

Table 4
Results of Certified Reference Material CDN-GS-10B, Los Patos Re-assaying Program.

Hole ID	Standard	Sample #	Cert. #	Au (g/t)	RV	UL	LL	Pass/Fail
LI307-01	CDN-GS-10B	LI307-01/90-S10	94992	8.36	8.64	9.38	7.90	
LI307-02	CDN-GS-10B	LI307-02/120-S10	94992	8.06	8.64	9.38	7.90	
LI307-03	CDN-GS-10B	LI307-03/150-S10	94992	8.49	8.64	9.38	7.90	
LI307-04	CDN-GS-10B	LI307-04/70_S10	94993	8.65	8.64	9.38	7.90	
LI307-04	CDN-GS-10B	LI307-04/110_S10	94993	8.15	8.64	9.38	7.90	
LI307-06	CDN-GS-10B	LI307-06/140.5_S10	94994	7.93	8.64	9.38	7.90	
LI307-06	CDN-GS-10B	LI307-06/180_S10	94994	8.16	8.64	9.38	7.90	
LI307-10	CDN-GS-10B	LI307-10/180_S10	94995	8.23	8.64	9.38	7.90	
LI307-10	CDN-GS-10B	LI307-10/220_S10	94995	8.86	8.64	9.38	7.90	
LI307-12	CDN-GS-10B	270_S10	94996	8.34	8.64	9.38	7.90	
LI307-20	CDN-GS-10B	1810_S10	94996	8.58	8.64	9.38	7.90	

*Note: RV= Recommended Value, UL = Upper Acceptance Limit (+3 Standard Deviations), Lower Acceptance Limit (-3 Standard Deviations).

micon INTERNATIONAL LIMITED | mineral industry consultants

January 29, 2008

Mr. Thomas R. Pollock, P.Geo.
Vice President Exploration
ValGold Resources Ltd.
Suite 1400 - 570 Granville Street
Vancouver, B.C.
V6C 3P1

By e-mail: tpollock@ValGold.com

Re: Review of Quality Assurance/Quality Control Data, Re-assay Program Los Patos Project, Venezuela

Dear Tom:

Thank you for sending along the assay results for the remaining samples from Batch #2 that were submitted to SGS Laboratories for re-assaying. We have completed a review of the Quality Control samples for the second batch and have found that there are no discrepancies or areas of concern.

We have also added the results from the second batch of samples to those assay results received early in December and have compared the assay values received from SGS to the original assay values from Triad in Figure 1. Figure 1 is a graphical comparison of the assay values between SGS and Triad, colour coded by batch number, and it can be seen that there are no significant differences in the trends between batches.

Figure 2 presents all of the samples in one group along with a comparison of a linear regression trend line with the expected value. This regression line initially suggests that there is a strong bias towards the Triad assays, however close examination of the data set reveals the presence of 7 data points where the gold value determined by SGS exceeded the upper detection limit of the method (10 g/t Au). For these seven samples (all contained within Batch #1), the gold values determined by Triad were in excess of 10 g/t Au, however no re-assay information was presented in the SGS data using a method suitable for higher grade gold contents (eg. Fire Assay-Gravimetric Finish). As such, Micon believes that it is appropriate to remove these seven samples from the analysis, as they do not form a valid set of data. A listing of the seven samples is given in Table 1, and the resulting data set with the seven samples removed is presented in Figure 3.

Figure 1
Comparison of SGS and Triad Assay Results by Sample Batch, Los Patos Re-Assaying Program.



Comparison of SGS vs Triad Assays, Los Patos Project
(Batchs 1 (n=471) and 2 (n=117))
SGS Au (g/t)
Triad Au (g/t)
0
10
20
30
40
50
60
70
80
90
Batch 1
Batch 2
Expected Value

Figure 2
Comparison of SGS and Triad Assay Results of All Samples Combined, Los Patos Re-Assaying Program.



Comparison of SGS vs Triad Assaying, Los Patos Project
(All Samples Combined, n=588)
SGS Au (g/t)
Triad Au (g/t)
0.00
10.00
20.00
30.00
40.00
50.00
60.00
70.00
80.00
y = 0.7599x + 0.3495
R² = 0.8243
7 Hi Grade Samples (>10 g/t) with no ReAssay

Figure 3
Comparison of SGS and Triad Assay Results with Seven High Grade Samples Removed, Los Patos Re-Assaying Program.



Comparison of SGS vs Triad Assaying, Los Patos Project
(7 Samples Removed, n=581)
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
SGS Au (g/t)
1 Outlier Sample
y = 0.8457x + 0.2569
R² = 0.8817
0.00
10.00
20.00
30.00
40.00
50.00
60.00
70.00
80.00
Triad Au (g/t)

Table 1
List of Samples Removed from the Re-Assay Comparison.

Hole ID	From	To
7 Samples Cut		
307-03	138	139
307-03	165	166
307-10	219	220
307-11	219	220
307-11	221	222
307-11	222	223
307-12	232	233
1 Outlier Sample Cut		
307-24	256	257

Examination of Figure 3 shows that the linear regression trend line now shows a better correlation with the expected values. Closer examination shows that one outlier is present where the assay values between SGS and Triad vary greatly. Micon considers that this one sample may exert an undo influence on the analysis of the assay correlations, and believes that this sample point can be excluded from the data set as an outlier.

Figure 4 presents the sample data with this one sample point removed. It can be seen that there is now a very good correlation between the SGS and Triad assay values for the 580 data points remaining in this data set.

mineral industry consultants
micon INTERNATIONAL LIMITED

Figure 4
Comparison of SGS and Triad Assay Results with One High Grade Outlier Sample Removed, Los Patos Re-Assaying Program.



Comparison of SGS vs Triad Assaying, Los Patos Project
(1 Outlier Removed, n=580)
y = 0.9754x + 0.024
R² = 0.917
SGS Au (g/t)
Triad Au (g/t)
0.00
10.00
20.00
30.00
40.00
50.00
60.00
70.00
80.00

In conclusion, Micon has reviewed the results of the re-assaying program conducted on the Los Patos project and is of the opinion that this re-assaying program has supported the initial assay values that were generated by Triad laboratories in Venezuela. Micon believes that the assay values from the Triad laboratories can be used for the preparation of an estimate of the mineral resources that might be present at Los Patos.

Best Regards

Reno Pressacco

APPENDIX II
Summary of Analytical Procedures, Triad Laboratories and Actlabs Venezuela

TRIAD LABORATORIOS DE VENEZUELA, C.A.

Sample Prep & Fire Assay Protocol for VALGOLD

SAMPLE PREPARATION

1. RECEPTION AND CLASSIFICATION OF SAMPLES

   - Sample Submittal form log down and assignation of W/O number
   - Alpha Numerical sorting of samples
   - Verification of reception Vs clients submittal form, log and notification of discrepancies (Extra weight, Missing Samples, Additional samples, etc)

2. DRYING

   - Each sample is placed in a individual metallic tray over a protective disposable paper, any tickets and original bag are placed over the sample
   - Dried at 110 °C (unless other temperature required)

3. CRUSHING

   - All sample is Jaw Crushed to -2mm (10 mesh) (70% to 90%) Jaw is compress air cleaned after every sample, and sterile abrasive material is crushed after every 5th sample.
   - The crushed sample is then disaggregated (homogenized) and passed through a riffle splitter to obtain a 500gr. Sub sample. Riffle splitter is compress air cleaned after every sample

4. PULVERIZATION

   - Sub Sample is pulverized to at least 90% passing -106 microns (150 mesh).
   - Pulverized Sub Sample is bagged in a paper bag properly labelled and sent to Fire Assay, as of this moment the pulverized sub sample is referred to as **Pulp**
   - All pulverization equipment is compress air & vacuum cleaned alter each sample and sterile abrasive material pulverized after every 5th sample.

SAMPLE PREPARATION QC

BLANKS (BK)

- A Blank (Course Sterile Material) is fully processed as the first sample in every WO and after every 20th sample reported to client as a **(TB).**

DUPLICATES

- A Riffle split duplicate is taken after every 30th sample and fully processed and reported to client as a **RRBR** + correspondent sample ID
- A Pulp duplicate is taken after every 30th sample and fully processed and reported to client as a **DP** + correspondent sample ID

SIEVE TEST

- A sieve test of the crushed product shall be conducted every one in twenty samples at random, and the results recorded. More than 70% must pass 2mm screen, if not all samples up to the previous control must be re-crushed
- A sieve test of the pulverized product shall be conducted every one in twenty samples at random, the results is recorded. More than 90% must pass 150mesh, if not all samples up to the previous control must be re-crushed

ANALYSIS

FIRE ASSAY

- Each pulp is analyzed using Standard Fire Assay Method (1AT) 30 gr. As per clients request, for Au determination, the product of the Fire Assay is then dissolved via Standard Aqua Regia digestion method and analyzed by Atomic Absorption technique (AAS).
- All result with values >3 g/t (as per client request) will be analyzed a second time using Gravimetric finish. Both result will be reported to client
- Every 24th sample a in-house Certified Standard is fully analyzed and reported to client along with its reference value

micon INTERNATIONAL LIMITED | mineral industry consultants

Actlabs

SAMPLE PREPARATION PROTOCOL
EXPLORATION & GEOLOGICAL SAMPLES


Log In
Dried
Crushed in
QC
1 in 42
Prep Duplicate
Sample
QC
1 in 30
apprx 100g sieved
10
Split
QC
1 en 30
apprx 50g sieved
#150
Pulverize
QC
1 in 42
Pulp Duplicate
Pulps sent to

SAMPLE PREP - QC PROCEDURE
SIEVE TEST - COARSE REJECTS
1 - Approx 100g scooped out of reject **AFTER** splitting
2 - This is weighed and weight recorded **(A)**
3 - This is Sieved using a **# 10** sieve
4 - The + fraction is weighed and recorded **(B)**
5 - The - fraction is weighed and recorded **(C)**
6 - The % passing # 10 mesh is calculated and recorded in the excel file and in the form

SAMPLE PREP - QC PROCEDURE
SIEVE TEST - PULPS
1 - Approx 50g is scooped out from the pulverized pulp
2 - This is weighed and weight recorded **(D)**
3 - This is Sieved using a # 150 sieve
4 - The + fraction is weighed and recorded **(E)**
5 - The - fraction is weighed and recorded **(F)**
6 - The % passing **# 150** mesh is calculated and recorded in the excel file and in the form

SAMPLE PREP - QC PROCEDURE
PREP DUPLICATES
1 - Approx 1 in 42 samples a prep duplicate (prep dup) is prepared
2 - At the splitter another split is taken of the previously identified sample
3 - This **(prep dup)** is to be treated exactly as a normal sample

SAMPLE PREP - QC PROCEDURE
PULP DUPLICATES
1 - Approx 1 in 42 samples a prep duplicate (pulp dup) is prepared
2 - After the sample is pulverized a separate split is taken of the previously identifed sample
3 - This **(pulp dup)** is to treated exactly as a normal sample

SAMPLE PREPARATION PROTOCOL
EXPLORATION & GEOLOGICAL SAMPLES


Pulps received
Pulps
Approx 30g
QC
2 certified controls
and 1 blank in
every 42 samples
Sample mixed with
fused in oven
for 1 hour @
Lead button
Cupelled
Prill Sent
to Wet Lab

FIRE ASSAY- QC PROCEDURE

1 - Repeats.
For each batch of 42 Samples, on repeat is done at random
2 - Cert. Controls.
For each batch of 42 samples two (2) Certified Controls are included
3 - Blanks
For each batch of 42 samples one (1) blank sample is included

FIRE ASSAY PROTOCOL
Sampels received from preparation are first homogenized and weighed. These weights are captured by the balance and introduced into the LIMS
For each batch of 42 samples - 2 control + 1 repeat (client sample) and 1 blank are fused.

APPENDIX III
Assay Certificates

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Phone: 604 984 0221 Fax: 604 984 0218 www.alschemex.com

To: **MICON INTERNATIONAL LIMITED**
900-390 BAY ST
TORONTO ON M5H 2Y2

Page: 1
Finalized Date: 8-JAN-2008
Account: NUT

CERTIFICATE TB07150100

Project:
P.O. No.:
This report is for 8 Drill Core samples submitted to our lab in Thunder Bay, ON, Canada on 14-DEC-2007.
The following have access to data associated with this certificate:
RENO PRESSACO

SAMPLE PREPARATION

ALS CODE	DESCRIPTION
WEI-21	Received Sample Weight
CRU-QC	Crushing QC Test
PUL-QC	Pulverizing QC Test
CRU-31	Fine crushing - 70% <2mm
PUL-31	Pulverize split to 85% <75 um
LOG-22	Sample login - Rcd w/o BarCode
SPL-21	Split sample - riffle splitter

ANALYTICAL PROCEDURES

ALS CODE	DESCRIPTION	INSTRUMENT
Au-AA23	Au 30g FA-AA finish	AAS
Au-GRA21	Au 30g FA-GRAV finish	WST-SIM

To: **MICON INTERNATIONAL LIMITED**
ATTN: RENO PRESSACO
900-390 BAY ST
TORONTO ON M5H 2Y2

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

ALS Chemex

EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Phone: 604 984 0221 Fax: 604 984 0218 www.alschemex.com

To: MICON INTERNATIONAL LIMITED
900-390 BAY ST
TORONTO ON M5H 2Y2

Page: 2 - A
Total # Pages: 2 (A)
Finalized Date: 8-JAN-2008
Account: NUT

LI-307-09

CERTIFICATE OF ANALYSIS TB07150100

Sample Description		Method / Analyte / Units / LOR	WEI-21 Recvd Wt. kg 0.02	Au-AA23 Au ppm 0.005	Au-GRA21 Au ppm 0.05
62422	199-200		2.45	0.913	
62423	200-201		2.35	3.25	
62424	201-202		2.11	>10.0	14.35
62425	214-215		2.18	>10.0	9.93
62426	215-216		2.34	2.66	
62427	216-217		2.31	5.18	
62428	217-218		2.42	0.025	
62429	218-219		2.21	>10.0	10.30

APPENDIX IV
Economic Overview - Venezuela

Foreign Affairs and International Trade Canada | Affaires étrangères et Commerce international Canada | Canada

[redacted]

THE CANADIAN TRADE COMMISSIONER SERVICE

October 2007

ECONOMIC OVERVIEW - VENEZUELA

The territory covered by the Canadian Embassy in Caracas consists of Venezuela, Aruba, and Netherlands Antilles (Bonaire and Curaçao). There are approximately 27.6 million people in the region. Venezuela is by far the largest and most populous of these countries. The large metropolitan area of Caracas alone has a population estimated to be in excess of 4.3 million. Venezuela is rich in natural resources. As a founding member of the Organization of Petroleum Exporting Countries (OPEC), the country is home to the Western Hemisphere's largest conventional proven oil reserves and is currently the ninth largest oil producer worldwide. With petroleum exports responsible for about 89.6% of export revenues, 43.8% of the government?s budget and around 35% of the economy, it is no wonder that oil and gas is the most important sector for the nation. That said, Venezuela also has tremendous mining potential and contains commercially exploitable reserves of most minerals. It has large reserves of iron ore, bauxite, nickel, niobium, thorium, rare earths, zinc, gold, and tantalum (based on 2006 data).

Venezuela is Canada's second largest export destination in Central and South America. In 2006, bilateral merchandise trade totalled just under $2 billion. Venezuela is Canada?s 22nd largest market worldwide (based on 2006 exports).

In 2006, the cumulative stock of Canadian investments in Venezuela was $574 million. Canadian investment is concentrated in Venezuela's telecommunications, banking, mining, legal services, and paper sectors. In addition, Canadian exporters and investors are pursuing opportunities in the agri-food, oil & gas, electricity, health and security sectors. Among the major Canadian investors in the country are Kruger, Macleod Dixon, Crystallex, Gold Reserve, Rusoro Mining, Convergia Networks, and ScotiaBank (a 27% shareholder of Bancaribe).

Venezuela's economy expanded by 10.3% in 2006 and its growth forecast for 2007 is between 7% and 9%. Although growth prospects are good, mainly due to high oil prices, current policies are raising serious concerns and substantial questions about the sustainability of this growth. In an effort to boost domestic production and employment, and advance its pro-poor social agenda, President Hugo Chavez is steadily increasing state control over the economy. Recent measures have included but have not been limited to: the nationalisation of the hydrocarbons, electricity and telecom sectors; the expropriation of private lands and industrial assets (some foreign-owned) that the government deems to be unproductive or closed; the creation of state companies; and the promulgation of new regulations (through constitutional reforms or presidential decree-laws) that have added to the burden on doing businesses in Venezuela.

Exchange controls present another challenge for Canadian businesses as Venezuelan importers have to pass through lengthy bureaucratic procedures to obtain foreign exchange in order to pay foreign suppliers. For more information, please see our document on foreign exchange controls at http://www.infoexport.gc.ca/ie-en/DisplayDocument.jsp?did=23074. Exporters should also be aware that in addition to export control requirements, customs procedures must be followed. To get products cleared, exporters need to comply with import regulations and practices, which are summarised in the following document: http://www.infoexport.gc.ca/ie-en/DisplayDocument.jsp?did=10916.

In summary, opportunities exist for a wide range of Canadian products and services, but suppliers and investors need to be acutely aware that the Venezuelan market offers many risks given the country's complex political, legal and economic environment. We therefore recommend that Canadians maintain a close contact with the Trade Commissioner Service to explore these opportunities.

Our Market Reports
Our Offices in Canada | Our Offices Abroad

Last Updated:
2007/10/30

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URL: http://www.infoexport.gc.ca/ie-en/DisplayDocument.jsp?did=62077

Site Visited December 1, 2007

micon INTERNATIONAL LIMITED | mineral industry consultants

CONSENT OF QUALIFIED PERSON FOR RELEASE OF INFORMATION

TO: the British Columbia, Alberta, Manitoba, Ontario, Nova Scotia and Newfoundland Securities Commissions and the TSX Venture Exchange.

I, **Reno Pressacco, M. Sc (A), P. Geo.**, do hereby consent to the filing of the written disclosure of the technical report titled, "**Technical Report On The Mineral Resource Estimate, Los Patos Project Bolivar State, Venezuela**" dated April, 2008 (the "Technical Report"), and any extracts from or summary of the Technical Report in the news release dated March 19, 2008 (the "News Release"), of ValGold Resources Ltd., and to the filing of the Technical Report with the securities regulatory authorities and stock exchange referred to above.

I, also certify that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the News Release of ValGold Resources Ltd.

Dated the 23rd Day of April, 2008.

PROFESSIONAL GEOSCIENTISTS ONTARIO
RENO PRESSACCO
PRACTISING MEMBER
0663

Reno Pressacco, M. Sc (A), P. Geo.

SEAL

END